intermune annual report 2007

InterMune®



Innovative Medicines for Pulmonology and Hepatology



As this report goes to press, we expect to announce top-line results from four treatment-naïve cohorts in this study in the second quarter of 2008, either at or before the EASL and/or Digestive Disease Week meetings.

Early in 2008 we announced completion of the first two treatment-naïve dose cohorts in the MAD study. Those cohorts included total daily doses of up to 300mg, and the safety and tolerability results were excellent. We also reported that the trial had achieved its principal goals for viral kinetics, safety and tolerability sufficient to advance ITMN-191 into a triple combination study with Pegasys® (pegylated interferon) and Copegus® (ribavirin). A 14-day triple combination study of ITMN-191 with Pegasys® and Copegus® is expected to begin in the second quarter of 2008.

Our objective in Phase 1 has been to move quickly from studies in monotherapy to triple combination therapy. Our observations of competitive protease and polymerase inhibitors have taught us that Phase 1b monotherapy data is of limited utility in determining what may be the "best" antiviral dose in triple combination therapy. Growing evidence suggests that significant additive and even synergistic effects can be achieved when a direct antiviral compound is added to the two agents currently used in the standard-of-care treatment. When added to the current double compound regimen, relatively low doses of ITMN-191, which show a given effectiveness in monotherapy, may likely achieve even greater viral load reductions, but with a safety and tolerability profile that will increase HCV cure rates.

We are developing ITMN-191 in collaboration with Roche, the world leader in HCV therapeutics. Our position as part of the Roche portfolio is a unique advantage, as Roche plans to conduct clinical studies involving combinations of one or more direct antivirals. Our Phase 1b program not only will inform our 14-day triple combination study, but also will help us plan future combination studies with other antivirals in the Roche portfolio.

Looking to 2008 and Beyond

The balance of 2008 and the first months of 2009 will be a pivotal period for InterMune.

During this period, we expect to report the Phase 1b data on ITMN-191, execute a 14-day triple combination study of ITMN-191 and report results from the Phase 3 CAPACITY program for pirfenidone.

Less than a year from now, we hope to be working toward completion of an NDA and MAA for pirfenidone and preparing to commercialize the first medicine ever approved for patients suffering from IPF. Within a year, our ITMN-191 program should be well on its way to Phase 2 development and we expect that our research programs will be that much closer to the clinic.

It's an exciting time for InterMune, our investors, our employees and the patients who one day may benefit from our therapies in development. We appreciate your support and invite you to follow our progress.

Sincerely,

Daniel G. Welch
President and Chief Executive Officer
March 14, 2008



Idiopathic Pulmonary Fibrosis (IPF)

IPF is a progressive, disabling and ultimately fatal disease that affects approximately 100,000 people in the United States, with about 30,000 new cases diagnosed each year. InterMune estimates a similar IPF population in Europe. Patients diagnosed with IPF typically are between the ages of 40 and 70 and are predominantly male. IPF causes inflammation and scarring (fibrosis) in the lungs, hindering the ability of the patient to process oxygen and causing shortness of breath (dyspnea) and cough. Over time, lung scarring and symptoms increase in severity. The current median survival time following diagnosis is two to five years in patients with IPF, a survival rate that is lower than for most cancers. There are no medicines approved for the treatment of IPF.



Chronic Hepatitis C Virus (HCV) Infection

According to the Centers for Disease Control and Prevention (CDC), an estimated 3.9 million Americans (1.8%) have been infected with HCV, of whom 2.7 million are chronically infected. An estimated 170 million people worldwide are afflicted with the disease. Currently available therapies are insufficient, resulting in a cure rate of only about 40-50% and creating a need for novel therapeutic approaches. The HCV NS3/4 protease is an attractive drug target because of its potential involvement in viral replication and suppressive effects on host response to viral infection. Inhibitors of the HCV protease, such as ITMN-191, represent a promising new class of drugs for HCV and are likely candidates for use in combination with existing treatments or other direct antiviral compounds.

to our shareholders



The year 2007 was one of challenges and accomplishments. Despite the challenges, we accomplished the vast majority of our objectives for the year as we

- Completed enrollment well ahead of schedule in the Phase 3 CAPACITY program for pirfenidone in IPF;
- Eliminated future royalties and milestone payments and acquired additional intellectual property for pirfenidone in an acquisition of the 2002 license agreement concerning this important compound; and
- Gained important understanding of the viral kinetics, safety and tolerability of our protease inhibitor ITMN-191 in the first clinical trials of this promising direct antiviral compound.

I also am pleased to report that InterMune ended 2007 with a solid financial profile that included, at year end, approximately $235 million in cash, cash equivalents and available-for-sale securities.

Our net loss in 2007 was approximately $90 million, or $2.52 per share, compared with a net loss of $107 million, or $3.22 per share in 2006. Total revenue was $67 million, down from $91 million in 2006, reflecting lower off-label revenues of Actimmune® in IPF, which we do not promote. We strongly advanced our programs while efficiently managing resources – R&D expense of $106 million was only 2% higher than in 2006; increased costs associated with advancing our development programs were largely offset by reduced costs related to discontinuation of the INSPIRE trial in March 2007.

Pulmonology:

Positioned to be the Leader in Idiopathic Pulmonary Fibrosis - pirfenidone

Our development program for pirfenidone in IPF addresses a significant unmet medical need – a market opportunity that some equity research analysts have estimated to become very substantial in terms of annual revenues. Approximately 200,000 patients live with IPF in the United States and Europe, a relatively large patient population compared with other diseases, the therapies for which represent annual revenues of several hundreds of millions of dollars or more.

Although no therapies currently are approved for the treatment of IPF, an established healthcare and patient infrastructure exists that can support the rapid adoption of a new IPF medicine. Effective and reliable diagnostic tools exist in high resolution computed tomography and video-assisted thoracoscopy. The American Thoracic Society and European Respiratory Society have issued International Consensus Guidelines for the diagnosis and management of IPF, and a network of IPF centers with established patient referral networks exists. In addition, a robust patient advocacy network effectively communicates within the IPF community.

InterMune is developing pirfenidone for marketing in the United States and Europe. Shionogi & Co., Ltd. has rights to the compound in Japan, Taiwan and South Korea. Shionogi has reported positive efficacy results in a Phase 3 trial in Japan evaluating pirfenidone in IPF. Using vital capacity as that trial's primary endpoint – a slightly different measurement of lung function than the endpoint used in CAPACITY – Shionogi reported that pirfenidone significantly slowed the rate of decline in lung function and improved Progression-Free Survival (PFS) in this study. No detailed safety data have been reported on this trial. Shionogi is scheduled to present its Phase 3 pirfenidone data at the American Thoracic Society conference in late May 2008. Shionogi filed for registration of pirfenidone in Japan in March 2007.

Our Phase 3 CAPACITY program completed enrollment in May 2007, seven months ahead of the original plan. We expect top-line efficacy and safety results to be available in January 2009. We already have begun the work of preparing regulatory submissions and formulating our commercial plans for pirfenidone. We initiated preparation of a New Drug Application (NDA) and Marketing Authorization Application (MAA) in early 2008. These applications for marketing approval would be submitted to the appropriate U.S. and European regulatory authorities, respectively, if the data from CAPACITY are supportive. Based on this timeline, we expect an approval to commercialize pirfenidone in the United States in late 2009 or early 2010, which could be followed by an approval in Europe in 2010.

We plan to address the U.S. market in IPF by creating an InterMune commercial team of between 75 and 100 field-based personnel. Our commercial strategy outside the United States is under internal review.

In November 2007, we significantly improved the potential economics of pirfenidone by eliminating all future royalties and milestones associated with the 2002 license agreement, and we acquired additional pirfenidone intellectual property. It is possible that the additional IP, combined with recent additional patent applications, will provide patent protection well beyond that provided by orphan drug status, which pirfenidone has been granted in both the United States and E.U.

InterMune is well positioned to become the leader in IPF.

Hepatology:

Protease Inhibitor Enters the Clinic; Demonstrates Encouraging Activity and Safety

I also am pleased to point to our progress with our protease inhibitor program for the treatment of patients chronically infected with the hepatitis C virus (HCV), ITMN-191 (Roche designation R7227).

In May 2007, we completed a Phase 1a safety study in healthy subjects, followed by a Phase 1b multiple-ascending-dose (MAD) study in patients chronically infected with HCV. The MAD study is designed to evaluate safety and provide our first viral kinetic results, which indicate the compound's ability to reduce the amount of hepatitis C virus in patients.

about intermune

InterMune, Inc. is a biotechnology company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Pulmonology is the field of medicine concerned with the diagnosis and treatment of lung conditions, while hepatology is concerned with disorders of the liver.

In pulmonology, InterMune has a Phase 3 program called CAPACITY, evaluating pirfenidone as a possible therapy for the treatment of patients with idiopathic pulmonary fibrosis (IPF) and a research program focused on small molecules for pulmonary disease.

In hepatology, InterMune is developing its hepatitis C virus (HCV) protease inhibitor compound ITMN-191 in Phase 1b, and has a research program focused on a second-generation HCV protease inhibitor as well as other targets in hepatology.

development pipeline



Research / Preclinical
Phase 1
Phase 2
Phase 3
pulmonology
Pirfenidone
Idiopathic pulmonary fibrosis
New Pulmonology Targets
hepatology
Protease Inhibitor (ITMN-191)
Hepatitis C virus
Second-generation HCV Protease Inhibitors and other Hepatology Targets

2007 highlights

- Completed enrollment in CAPACITY, a pivotal Phase 3 clinical program to evaluate pirfenidone as a treatment for patients with idiopathic pulmonary fibrosis (IPF). The primary endpoint in CAPACITY is change in forced vital capacity (FVC), a measurement of lung function. Patient enrollment was completed seven months ahead of the original plan with a total of 779 patients enrolled at more than 120 centers in North America and Europe. Patient retention remains excellent to date with top-line results anticipated in January of 2009.
- Conducted the first clinical trials of our ITMN-191 protease inhibitor program for patients chronically infected with the hepatitis C virus (HCV). In January 2008, we announced completion of the first two dose cohorts in the important Phase 1b multiple-ascending-dose (MAD) study of ITMN-191, our first experience with the compound in infected patients. We reported that the compound had demonstrated a viral kinetic, safety and tolerability profile sufficient to advance the program into a 14-day triple combination study with Pegasys® and Copegus®, the current standard of care.
- In late September 2007, we completed a follow-on public offering of 4,025,000 shares of common stock – our first public offering of common stock in more than five years. Net proceeds to InterMune were approximately $73 million.
- Associated with the March 2007 termination of the Phase 3 study, INSPIRE, we initiated cost-saving initiatives designed to substantially reduce operating costs in 2007 and 2008.

INTERMUNE, INC.

3280 Bayshore Boulevard
Brisbane, California 94005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 13, 2008

To the Stockholders of InterMune, Inc.:

Notice Is Hereby Given that the Annual Meeting of Stockholders ("Annual Meeting") of INTERMUNE, INC., a Delaware corporation (the "Company"), will be held on Tuesday, May 13, 2008, at 10:00 a.m. local time, at 3280 Bayshore Boulevard, Brisbane, California for the following purposes:

1. To elect two directors to hold office until the 2011 annual meeting of stockholders or until their successors are elected;

2. To ratify the selection, by the Audit Committee of the Board of Directors, of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2008; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 17, 2008, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

Robin Steele
Secretary

Brisbane, California
April 16, 2008 .

All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Alternatively, you may vote your shares on the Internet or by telephone by following the instructions on your proxy. If your shares are held in an account at a brokerage firm, bank or other nominee, you may be able to vote on the Internet or by telephone by following the instructions provided with your voting form. Even if you have already voted your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held in an account at a brokerage firm by a broker, bank or other nominee, and you wish to vote at the meeting, you must obtain a proxy card issued in your name from the record holder.

INTERMUNE, INC.

3280 Bayshore Boulevard
Brisbane, California 94005

PROXY STATEMENT

FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS
MAY 13, 2008

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of InterMune, Inc. (sometimes referred to as the "Company," "InterMune," "we," "our," or "us") is soliciting your proxy to vote at the 2008 Annual Meeting of Stockholders (the "Annual Meeting"). You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 16, 2008 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 17, 2008 will be entitled to vote at the Annual Meeting. At the close of business on the record date, there were 39,033,945 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on March 17, 2008, your shares were registered directly in your name with InterMune's transfer agent, BNY Mellon Shareholder Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on March 17, 2008, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy card from your broker or other agent.

On what am I voting?

- To elect two directors to hold office until the 2011 annual meeting of stockholders or until their successors are elected; and
- To ratify the selection, by the Audit Committee of the Board of Directors, of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2008.

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

How do I vote?

You may either vote "For" the nominees to the Board of Directors or withhold your vote for the nominees. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, please come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-866-540-5760 using a touch-tone phone and follow the recorded instructions. Please have your proxy card in hand when you call. Your vote must be received by 11:59 p.m., Eastern Time on May 12, 2008 to be counted.
- To vote on the Internet, go to http://www.proxyvoting.com/itmn to complete an electronic proxy card. Please have your proxy card in hand when you log on. Your vote must be received by 11:59 p.m., Eastern Time on May 12, 2008 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from the Company. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the Annual Meeting, you must obtain a valid proxy card from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy card.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 17, 2008.

What if I return a proxy card but do not make specific choices?

If we receive a signed and dated proxy card and the proxy card does not specify how your shares are to be voted, your shares will be voted "For" the election of each of the two nominees for director and "For" proposal 2. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and BNY Mellon Shareholder Services may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but BNY Mellon Shareholder Services will be paid its customary fee of approximately $6,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of four ways:

- You may submit another properly completed proxy card with a later date.
- You may submit another proxy by telephone or the Internet after you have already provided an earlier proxy.
- You may send a written notice that you are revoking your proxy to InterMune's Corporate Secretary at 3280 Bayshore Boulevard, Brisbane, California 94005.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 17, 2008, to InterMune's Secretary, 3280 Bayshore Boulevard, Brisbane, California 94005. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between January 13, 2009 and February 12, 2009. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the Inspector of Election appointed for the Annual Meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. In addition, with respect to the election of directors, the Inspector of Election will count the number of "withheld" votes received by the nominees. If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- *Proposal 1 — Election of Directors.* The two nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- *Proposal 2 — Ratification of the Selection, By the Audit Committee of the Board of Directors, of Ernst & Young LLP as Independent Auditors of the Company For Its Fiscal Year Ending December 31, 2008.* This proposal must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy to be approved. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 39,033,945 shares outstanding and entitled to vote. Accordingly, 19,516,973 shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2008.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Amended and Restated Certificate of Incorporation and Bylaws provide that the Board of Directors (the "Board") shall be divided into three classes, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

The Board currently consists of eight directors, divided into the three following classes:

- *Class I directors:* David S. Kabakoff, Ph.D., Michael L. Smith and Daniel G. Welch; whose terms will expire at the annual meeting of stockholders to be held in 2010;
- *Class II directors:* James I. Healy M.D., Ph.D., Louis Drapeau and William R. Ringo, Jr.; whose terms will expire at the Annual Meeting; and
- *Class III directors:* Lars G. Ekman, M.D., Ph.D. and Jonathan S. Leff; whose terms will expire at the annual meeting of stockholders to be held in 2009.

At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third subsequent annual meeting of stockholders.

Mr. Ringo who currently holds one of the Class II positions has elected not to stand for reelection and will therefore cease to serve as a director of the Company effective on the date of the Annual Meeting. Mr. Ringo has recently accepted a full-time, senior executive position with Pfizer Inc. that will preclude his continued service as a director of the Company. In addition, director Michael L. Smith will be resigning from the Board effective on the date of the Annual Meeting. Mr. Smith recently announced the launch of a new private equity fund in which he is a founding investor and a member of the managing general partnership and is taking a more active role on other public company boards upon which he serves.

Given Mr. Ringo's election not to stand for reelection, there are two nominees for Class II positions: Dr. Healy and Mr. Drapeau, each of whom is a current director. Dr. Healy and Mr. Drapeau each have been nominated for and have elected to stand for reelection. Each director to be elected will hold office from the date of their election by the stockholders until the third subsequent annual meeting of stockholders or until his successor is elected and has been qualified, or until such director's earlier death, resignation or removal.

Pursuant to the Company's Amended and Restated Certificate of Incorporation, by a resolution of the Board, the number of directors will be reduced from eight to be fixed at seven effective on the date of the Annual Meeting. Given Mr. Ringo's election not to stand for reelection to the Board and Mr. Smith's resignation from the Board, on the date of the Annual Meeting, the Board will consist of six directors. Our Corporate Governance and Nominating Committee of the Board is in the process of seeking a suitable nominee to fill the one vacancy that will exist on the date of the Annual Meeting.

The Company does not have a policy regarding directors' attendance at the Annual Meeting. All of the Company's directors who were members of the Board at the time attended the 2007 annual meeting of stockholders.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting.

The following table sets forth, for the Class II nominees and our other current directors who will continue in office after the Annual Meeting, information with respect to their ages and position/office held with the Company:

Name	Age	Position/Office Held with the Company	Director Since
Class I Directors whose terms expire at the 2010 Annual Meeting of Stockholders			
David S. Kabakoff, Ph.D.(1)(3)	60	Director	2005
Daniel G. Welch	50	Director, President and Chief Executive Officer	2003
Class II Directors for election at the 2008 Annual Meeting of Stockholders			
James I. Healy M.D, Ph.D.(1)(3)	43	Director	1999
Louis Drapeau(1)(2)	64	Director	2007
Class III Directors whose terms expire at the 2009 Annual Meeting of Stockholders			
Lars G. Ekman M.D Ph.D.(2)(3)	58	Director	2006
Jonathan S. Leff(2)	39	Director	2000

(1) Will be a member of the Audit and Compliance Committee of the Board which will be formed effective on the date of the Annual Meeting through the combination of the current Audit Committee and the current Compliance/Qualified Legal Compliance Committee.

(2) Will be a member of the Compensation and Corporate Governance and Nominating Committee of the Board which will be formed effective on the date of the Annual Meeting through the combination of the current Compensation Committee and the current Corporate Governance and Nominating Committee.

(3) Member of the Science Committee of the Board.

Set forth below is biographical information for the nominee and each person whose term of office as a director will continue after the Annual Meeting.

Nominees for Election to a Three-Year Term Expiring at the 2011 Annual Meeting of Stockholders

LOUIS DRAPEAU has served as a member of the Board since his appointment September 2007. He currently serves as Vice President and Chief Financial Officer of InSite Vision Incorporated. Prior to joining InSite Vision in October 2007, Mr. Drapeau served as Senior Vice President, Finance and Chief Financial Officer for Nektar Therapeutics from January 2006 to August 2007. From August 2002 to August 2005, he held the position of Senior Vice President and Chief Financial Officer at BioMarin Pharmaceutical Inc., a biotechnology company. Mr. Drapeau also served as Acting Chief Executive Officer of BioMarin from August 2004 to May 2005. Mr. Drapeau spent more than 30 years with public accounting firm Arthur Andersen, including 19 years as an Audit

Partner in Arthur Andersen's Northern California Audit and Business Consulting practice and 12 years as managing partner. Mr. Drapeau holds an undergraduate degree in mechanical engineering and a master's in business administration from Stanford University. He serves on the Boards of Bio-Rad Laboratories, Inflazyme Pharmaceuticals Ltd. and Bionovo, Inc.

JAMES I. HEALY, M.D., PH.D. has served as a member of the Board since April 1999 and served as the interim Chairman of the Board from October 1999 through January 2000. Dr. Healy joined Sofinnova Ventures in June 2000 as a general partner and managing director. From January 1998 through March 2000, Dr. Healy was a partner at Sanderling Ventures. During 1997, Dr. Healy was supported by a Novartis Foundation bursary award and performed research at Brigham and Women's Hospital. From 1990 to 1997, Dr. Healy was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the board of directors of several private companies. Dr. Healy holds a B.A. in molecular biology and a B.A. in Scandinavian studies, both from the University of California at Berkeley. Dr. Healy holds an M.D. and a Ph.D. from the Stanford University School of Medicine.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NAMED NOMINEES.

Directors Continuing in Office Until the 2009 Annual Meeting of Stockholders

LARS G. EKMAN, M.D., PH.D. has served as a member of the Board since September 2006. Dr. Ekman joined Elan Corporation in 2001 and is the Executive Vice President and President, Global Research and Development. From 1997 to 2001 he was Executive Vice President, Research and Development at Schwartz Pharma AG. From 1984 to 1997, Dr. Ekman was employed in a variety of senior scientific and clinical functions at Pharmacia (now Pfizer). Dr. Ekman is a member of the board of directors of Elan Corporation and ARYx Therapeutics. Dr. Ekman holds an M.D. and a Ph.D. from the University of Gothenburg, Sweden.

JONATHAN S. LEFF has served as a member of the Board since January 2000. Mr. Leff joined Warburg Pincus LLC, a global private equity investment firm, in 1996 and is currently a Managing Director responsible for the firm's investment efforts in biotechnology and pharmaceuticals. Mr. Leff serves on the board of directors of Allos Therapeutics, Inc., Altus Pharmaceuticals, Inc., Inspire Pharmaceuticals, Inc., Neurogen Corporation, Sunesis Pharmaceuticals, Inc. and ZymoGenetics, Inc., all of which are publicly held companies. Mr. Leff holds an A.B. in Government from Harvard University and an M.B.A. from Stanford University.

Directors Continuing in Office Until the 2010 Annual Meeting of Stockholders

DAVID S. KABAKOFF has served as a member of the Board since November 2005. Dr. Kabakoff has served as President of Strategy Advisors, LLC, a consulting company, from August 2000 to the present. From January 2001 to June 2005, when it was acquired by Cephalon, Inc., a biotechnology company, Dr. Kabakoff served as the founder, Chairman and Chief Executive Officer of Salmedix, Inc., a biotechnology company. From May 1996 to August 2000, Dr. Kabakoff served in senior executive positions at Dura Pharmaceuticals Inc., a specialty pharmaceuticals company. Dr. Kabakoff is a member of the board of directors of Avalon Pharmaceuticals, Inc. Dr. Kabakoff holds a B.A. in Chemistry from Case Western Reserve University and a Ph.D. in Chemistry from Yale University.

DANIEL G. WELCH has served as the President and Chief Executive Officer of the Company and a member of the Board since September 2003. From March 2003 to September 2003, Mr. Welch served as a consultant to Warburg Pincus LLC, a global private equity investment firm. From August 2002 to January 2003, Mr. Welch served as chairman and chief executive officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company. From October 2000 to June 2002, Mr. Welch served as president of the pharmaceutical division of Elan Corporation, PLC. From September 1987 to August 2000, Mr. Welch served in various senior management roles at Sanofi-Synthelabo and its predecessor companies Sanofi and Sterling Winthrop, including vice president of worldwide marketing and chief operating officer of the U.S. business. From November 1980 to September 1987, Mr. Welch was with American Critical Care, a division of American Hospital Supply. Mr. Welch holds a B.S. from the University of Miami and an M.B.A. from the University of North Carolina.

Independence of the Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the Board. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Mr. Welch, the Company's current Chief Executive Officer.

Information Regarding the Board of Directors and its Committees

In March 2004, the Board approved an amended Corporate Governance Guidelines and Code of Director Conduct and Ethics to ensure that the Board will have the necessary authority and practices in place to review and evaluate the Company's business operations as needed, to make decisions that are independent of the Company's management, and to ensure honest and ethical conduct by the members of the Board. The guidelines are also intended to align the interests of directors and management with those of the Company's stockholders. The Corporate Governance Guidelines and Code of Director Conduct and Ethics sets forth the practices the Board will follow with respect to Board composition and selection, Board meetings and involvement of senior management, chief executive officer succession planning and selection, Board compensation, committees, self-assessment, interaction with outside parties, orientation and continuing education and ethical conduct. The Corporate Governance Guidelines and Code of Director Conduct and Ethics may be viewed on our Internet website at *http://www.intermune.com/pdf/governance_guidelines.pdf.*

During 2007, the Board met ten times, including by telephone conference, and acted by unanimous written consent seven times. No director attended fewer than 75% of the aggregate of the total number of meetings of the Board (held during the period for which he was a director) and the total number of meetings held by all committees of the Board on which he served (during the period that he served as a committee member). Currently, the Board has an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, a Compliance/Qualified Legal Compliance Committee and a Science Committee.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, the quality and integrity of financial statements and reports, and the qualifications, independence and performance of the firms engaged as independent outside auditors. For this purpose, the Audit Committee performs several functions. Among other things, the Audit Committee:

- appoints, compensates, retains and oversees the independent auditors;
- determines and approves engagements of the auditors, including the scope of the audit and any non-audit services, the compensation to be paid to the auditors, and monitors auditor partner rotation and potential conflicts of interest;
- reviews and discusses with the independent auditors and management, as appropriate, the Company's critical accounting policies, financial statements, the results of the annual audit, the quarterly results and earnings press releases;
- reviews risk management programs, internal control letters, any material conflicts or disagreements between management and the auditors and internal controls over financial reporting;
- directs management to enforce the Company's Code of Business Conduct and Ethics and provides for prompt communication of violations of the Code of Business Conduct and Ethics to the Audit Committee;

- oversees management's preparation of the Company's annual proxy report, including the Audit Committee report; and
- oversees the establishment of procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Board annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent, as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. Mr. Smith is currently the Chairman of the Audit Committee. The Board has determined that Mr. Smith qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission ("SEC") rules. In March 2007, the Board approved an amended Audit Committee charter, which can be found on our corporate website at *http://www.intermune.com/pdf/LEGAL-11768A_AC_Charter07_V2.pdf.* The Audit Committee is currently composed of Dr. Healy, Dr. Kabakoff, Mr. Smith and Mr. Drapeau. In 2007, the Audit Committee met seven times. (Please see "Audit Committee Report" below.)

Compliance/Qualified Legal Compliance Committee

In March 2004, the Board amended the charter of the Compliance Committee and renamed it the Compliance/Qualified Legal Compliance Committee. Our Compliance/Qualified Legal Compliance Committee charter can be found on our corporate website at *http://www.intermune.com/pdf/charter_compliance.pdf.* The Compliance/Qualified Legal Compliance Committee oversees corporate compliance, including development, implementation, administration and enforcement of the Company's compliance programs and reviewing the Company's compliance with its policies and all applicable laws. The Compliance/Qualified Legal Compliance Committee ensures the confidential receipt, retention and consideration of any report of evidence of a material violation by the Company or any officer, director, employee or agent of the Company by attorneys appearing and practicing before the SEC. The Compliance/Qualified Legal Compliance Committee is composed of Messrs. Ekman, Healy and Ringo and Mr. Ringo is currently the Chairman of such committee. In 2007, the Compliance/Qualified Legal Compliance Committee met three times.

Compensation Committee

The Compensation Committee approves the type and level of compensation for officers and employees of the Company, administers the Company's stock plans and performs such other functions regarding compensation as the Board may delegate. The Compensation Committee approves all compensation, including equity grants, for the Company's vice presidents and above, and all equity grants to non-vice president employees and consultants for greater than or equal to 20,000 shares of common stock. In March 2004, the Board approved an amended Compensation Committee charter, which can be found on our corporate website at *http://www.intermune.com/pdf/charter_compensation_committee.pdf.* The Board has authorized a subcommittee comprised of the Company's Chief Executive Officer, Chief Financial Officer and General Counsel to grant new hire equity for less than 20,000 shares of common stock to non-executive committee employees and consultants. (Please see "Compensation Committee Report" below.) The Compensation Committee is currently composed of Messrs. Ekman, Leff and Ringo and Mr. Ringo is currently the Chairman of such committee. Each of Messrs. Ekman, Leff and Ringo are considered to be independent as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards. In 2007, the Compensation Committee met eight times.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee develops and implements policies and procedures and oversees corporate governance matters, including the evaluation of Board performance and processes, and recommends qualified candidates for Board membership to the Board for nomination to the Board and election by the stockholders. Our Corporate Governance and Nominating Committee charter, which the Board amended in March 2004, can be found on our corporate website at *http://www.intermune.com/pdf/charter_governance_nominating_committee.pdf.* The Corporate Governance and Nominating Committee is composed of Messrs. Kabakoff, Leff and Smith and Mr. Leff is currently the Chairman of such committee. All members of the Corporate Governance and Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Corporate Governance and Nominating Committee met three times in 2007.

For Board membership, the Corporate Governance and Nominating Committee takes into consideration applicable laws and regulations (including those of Nasdaq), diversity, age, skills, experience, integrity, ability to make independent analytical inquires, understanding of the Company's business and business environment, willingness to devote adequate time and effort to Board responsibilities and other relevant factors.

The Corporate Governance and Nominating Committee reviews candidates for director in the context of the current composition, skills and expertise of the Board, the operating requirements of the Company and the interests of stockholders. In the case of new director candidates, the Corporate Governance and Nominating Committee determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards and applicable SEC rules and regulations. The Corporate Governance and Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Company paid fees to a professional search firm in 2007 to assist the Corporate Governance and Nominating Committee in the process of identifying and evaluating new director candidates. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the functions and needs of the Board. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications. All members of the Corporate Governance and Nominating Committee, the Chief Executive Officer and the Chairman then interview candidates that the Corporate Governance and Nominating Committee believes have the requisite background, before recommending a nominee to the Board, which votes to elect the nominees.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. To date, the Corporate Governance and Nominating Committee has not received a director nominee from any stockholder. Stockholders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation by certified mail only, c/o the Chairman or Secretary, at the following address: InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, California 94005 no sooner than 120 days and no later than 90 days prior to the anniversary date of the mailing of the Company's proxy statement for the last annual meeting of stockholders. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Science Committee

In March 2007, the Board created a Science Committee. In July 2007, the Board approved the Science Committee charter, which will be posted on our corporate website at *http://www.intermune.com/pdf/charter_science_committee.pdf.* The Science Committee is composed of Dr. Healy, Dr. Ekman and Dr. Kabakoff and Mr. Ekman is currently the Chairman of such committee.

Special Business Development/Finance Committee

In March 2005, the Board created the Business Development/Finance Committee as an ad-hoc committee of and directed by the Board to advise the Board on matters involving business development partnering and other financial matters of the Company. The Board has determined that members of the Business Development/Finance Committee will not receive compensation for their service on this special, ad-hoc committee after 2007. The Special Business Development/Finance Committee is composed of Messrs. Smith, Kabakoff and Leff. In 2007, the Special Business/Finance Committee met five times. With the resignation of Mr. Smith from the Board on the date of the Annual Meeting, such committee will be composed of Messrs. Kabakoff and Leff.

Stockholder Communications with the Board of Directors

The Board provides a procedure for stockholders to send written communications to the Board or any of the directors. Stockholders may send written communications to the Board or any of the directors by certified mail only, c/o the Chairman or Secretary, InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, California 94005. All such written communications will be compiled by the Chairman or Secretary of the Company and submitted to the Board or the individual directors, as the case may be, within a reasonable timely period.

Combination of Certain Committees Effective on the Date of the Annual Meeting

Effective as of the Annual Meeting, the Audit Committee and the Compliance/Qualified Legal Compliance Committee will be combined and the Compensation Committee and the Corporate Governance and Nominating Committee will be combined such that the Board will have on a going forward basis three committees: The Audit and Compliance Committee, the Compensation and Corporate Governance and Nominating Committee and the Science Committee. The combined Audit and Compliance Committee will perform the same functions as the current Audit Committee and Compliance Committee and the combined Compensation and Corporate Governance and Nominating Committee will perform the same functions as the current Compensation Committee and the Corporate Governance and Nominating Committee.

In March 2008, the Board approved the Audit and Compliance Committee charter and the Compensation and Corporate Governance and Nominating Committee charter, both of which will go into effect on the date of the Annual Meeting and will be posted on our corporate website at *http://www.intermune.com/pdf/charter_audit_compliance_committee.pdf* and at *http://www.intermune.com/pdf/charter_compensation_governance_nominating_committee.pdf*. The Audit and Compliance Committee will be composed of Dr. Healy, Dr. Kabakoff and Mr. Drapeau and Mr. Drapeau will be the Chairman of such committee. The Board reviewed the Nasdaq listing standards definition of independence for audit committee members and has determined that all of those who will become members of the Company's Audit and Compliance Committee are independent, as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards. The Board has determined that Mr. Drapeau qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission ("SEC") rules. The Compensation and Corporate Governance and Nominating Committee will be composed of Messrs. Drapeau, Ekman and Leff and Mr. Leff will be the Chairman of such committee.

Code of Business Conduct and Ethics

The Board has approved a Code of Business Conduct and Ethics (the "Code") applicable to all of our employees, including our chief executive officer, chief financial officer and controller, and to the members of the Board. The purpose of this Code is to deter wrongdoing and to promote:

(1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(2) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications that we make;

(3) compliance with applicable governmental laws, rules and regulations;

(4) the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code;

(5) the prompt public disclosure of any waivers under either Code granted to any of our executive officers, including our chief executive officer, chief financial officer and controller; and

(6) accountability for adherence to the Code.

The Code of Business Conduct and Ethics is available on our corporate website at: *http://webcentral.intermune.com/tip/Code%20of%20Conduct.pdf*. If the Company grants any waiver from a provision of the Code with respect to any Company officer at the level of Vice President or above, the Company will promptly disclose the nature of the waiver along with the reasons for the waiver.

2007 AUDIT COMMITTEE REPORT[1]

The Audit Committee, currently composed of Dr. Healy, Dr. Kabakoff, Mr. Smith and Mr. Drapeau, oversees the Company's financial reporting process on behalf of the Board. The Audit Committee meets with the independent auditors, currently Ernst & Young LLP, with and without management present, to discuss the results of Ernst & Young LLP's examinations and evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

The members of the Audit Committee are appointed by and serve at the discretion of the Board. The Audit Committee held 7 meetings during 2007.

The Company's management team has the primary responsibility for the financial statements and the reporting process, including the system of internal controls and disclosure controls and procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management and the unaudited financial statements in the Quarterly Reports on Form 10-Q, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee is responsible for reviewing, approving and managing the engagement of the independent auditors, including the scope, extent and procedures of the annual audit and compensation to be paid, and all other matters the Audit Committee deems appropriate, including the auditors' accountability to the Board and the Audit Committee. The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and those matters required to be discussed by SAS 61.

In addition, the Audit Committee discussed with the independent auditors the auditors' independence from management and the Company, including the matters and disclosures received in the written disclosures and the letter from the independent auditors required by the Independence Standards Board, including without limitation Standard No. 1, and has considered the compatibility of non-audit services with the auditors' independence. The Audit Committee also discussed with the Company's independent auditors the overall scope and plans for their audits and the Audit Committee reviewed and made non-material changes to the Committee's charter.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the U.S. Securities and Exchange Commission. The Audit Committee has also retained Ernst & Young LLP as the Company's independent auditors for fiscal year 2008.

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 (the "Securities Act") or the Exchange Act of 1934 (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Oversight of Assessment of Internal Control Over Financial Reporting

During 2007, management documented, tested and evaluated the Company's internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee was kept apprised of the Company's progress by management and the independent auditors at each regularly scheduled committee meeting as well as at specially-scheduled meetings. At the conclusion of the assessments, management and Ernst & Young LLP each provided the Audit Committee with its respective report on the effectiveness of the Company's internal control over financial reporting. The Committee reviewed management's and the independent auditors' evaluations that were included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Management has identified significant deficiencies during its assessment of internal controls over financial reporting and has presented its plan to remediate the deficiencies to the Audit Committee. The Audit Committee will receive regular updates from management regarding the remediation efforts.

AUDIT COMMITTEE

Michael L. Smith — Chairman
Louis Drapeau
James I. Healy
David S. Kabakoff

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee has selected Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2008 and has further directed that management submit the Audit Committee's selection of independent auditors for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since January 2000. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions. In the event the stockholders do not ratify such appointment, the Board of Directors will reconsider its selection.

AUDITOR'S FEES

Audit Fees. The aggregate fees billed by Ernst & Young LLP for the audit of the Company's financial statements, review of the Company's interim financial statements, review of SEC registration statements, issuance of comfort letters and consents for the year ended December 31, 2007 were $910,220, and for the year ended December 31, 2006 were $963,442.

Audit-Related Fees. Ernst & Young LLP did not provide any audit-related services to the Company during 2007 or 2006.

Tax Fees. The aggregate fees billed by Ernst & Young LLP in relation to the preparation and review of the Company's income tax returns and for general tax advice provided for the year ended December 31, 2007 were $87,750, and for the year ended December 31, 2006 were $0, as follows:

	2007	2006
Assistance with State and Federal income tax returns preparation	$87,750	$0

All Other Fees. Ernst & Young LLP did not provide any other services to the Company during 2007 or 2006.

Pursuant to the Audit Committee's charter, the Audit Committee reviews, and prior to initiation of services, approves all non-audit services provided to the Company by the independent auditors, and considers the possible effect of such services on the independence of such auditors. The Audit Committee by prior resolution may pre-approve non-audit services. The Audit Committee has determined that the non-audit services provided by Ernst & Young LLP in 2007 were compatible with maintaining the auditors' independence. The Audit Committee has pre-authorized the Company to engage Ernst & Young LLP to perform up to $25,000 in non-audit/tax services in 2008, and authorized the Chairman of the Audit Committee to pre-approve the engagement of Ernst & Young LLP to perform additional non-audit/tax services of up to $25,000 for the Company. Ernst & Young LLP may not perform any additional non-audit/tax services except as pre-authorized by the Audit Committee or its Chairman.

Stockholder ratification of the Audit Committee's selection of Ernst & Young LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee may engage different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of February 29, 2008 (except as otherwise noted) by (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table below (the "Named Executive Officers"); (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company based on publicly available records to be beneficial owners of more than five percent of its common stock.

Name and, in the Case of Greater Than 5% Stockholders, Address of Beneficial Owner	Beneficial Ownership(1) Number of Shares	Shares Issuable Under Options Exercisable Within 60 Days of February 29, 2008	Percent of Total Outstanding Shares Beneficially Owned
Warburg, Pincus Equity Partners, L.P.(2) 466 Lexington Avenue New York, NY 10017	7,357,549	—	18.8%
OrbiMed Advisors LLC.(3) 767 Third Avenue, 30th Floor New York, NY 10017	4,505,400	—	11.5
Sectoral Asset Management, Inc.(4) 2120-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada	4,037,590	—	10.3
Fidelity Management & Research Company LLC(5) 82 Devonshire Street Boston, MA 02109	3,897,813	—	10.0
D.E. Shaw & Co., Inc.(6) 120 W. 45th Street, Tower 45, 39(th) Floor New York, NY 10036	3,552,766	—	9.1
Oppenheimer Funds, Inc(7) Two World Financial Center 225 Liberty Street New York, NY 10281	2,037,600	—	5.2
Daniel G. Welch	80,000	941,458	2.6
John C. Hodgman	10,502	52,082	*
Marianne S. Armstrong	3,833	209,233	*
Lawrence M. Blatt	6,417	204,233	*
Louis Drapeau	1,000	12,833	*
Lars G. Ekman	—	41,836	*
Steven B. Porter	4,167	287,316	*
James I. Healy	1,649	255,393	*
David S. Kabakoff	—	64,335	*
Jonathan S. Leff(2)(8)	7,357,549	199,499	19.4
William R. Ringo, Jr.	21,880	227,986	*
Michael L. Smith(9)	10,000	116,002	*
All named executive officers and directors as a group	7,496,997	2,612,206	25.9

* Less than one percent

(1) This table is based upon information supplied by officers, directors and principal stockholders, and Schedule 13G's filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this

table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 39,032,577 shares outstanding on February 29, 2008, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed in this table is c/o InterMune, Inc. at the address on the first page of this proxy statement.

(2) Includes shares held outright by Warburg, Pincus Equity Partners, L.P. and two affiliated partnerships (the "WPEP Group") as of February 29, 2008. Warburg Pincus Partners LLC ("WP Partners LLC"), a subsidiary of Warburg Pincus & Co. ("WP"), is the sole general partner of the WPEP Group. The WPEP Group is managed by Warburg Pincus LLC ("WP LLC"). By reason of the provisions of Rule 13d-3 of the Exchange Act, WP Partners LLC, WP and WP LLC may be deemed to be the beneficial owners of the shares held by the WPEP Group. Mr. Leff is a managing director and member of WP LLC and a partner of WP. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the WPEP Group. Mr. Leff disclaims beneficial ownership of the shares held by these entities except to the extent of any indirect pecuniary interest therein. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(3) Based upon a Schedule 13G/A filed with the SEC on February 14, 2008 by OrbiMed Advisors LLC and OrbiMed Capital LLC (collectively, "OrbiMed"). OrbiMed is a registered investment advisor. OrbiMed has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,505,400 shares.

(4) Based upon a Schedule 13G/A filed with the SEC on February 13, 2008 by Sectoral Asset Management Inc. ("Sectoral"). Sectoral is a registered investment advisor. Jérôme G. Pfund and Michael L. Sjöström are the sole shareholders of Sectoral. Sectoral has sole voting power over 3,781,114 of such shares and has sole dispositive power over 4,037,590 of such shares. Messrs. Pfund and Sjöström disclaim beneficial ownership of such shares.

(5) Based upon a Schedule 13G/A filed with the SEC on February 14, 2008 by Fidelity Management & Research Company LLC ("FMR"), the parent company of Fidelity. Fidelity is a registered investment advisor. Edward C. Johnson 3d and FMR, through its control of Fidelity and the funds, each has sole power to dispose of the 3,897,813 shares owned by the funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(6) Based upon a Schedule 13G/A filed with the SEC on January 11, 2008 by D.E. Shaw & Co., Inc. ("DES"). David E. Shaw is President and sole shareholder of DES, which is the general partner of D.E. Shaw & Co., L.P., which in turn is the investment adviser and managing member of D. E. Shaw Valence Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 3,522,766 shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 3,522,766 shares.

(7) Based upon a Schedule 13G filed with the SEC on February 5, 2008 by OppenheimerFunds, Inc. ("Oppenheimer"). Oppenheimer is a registered investment advisor. Oppenheimer has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 2,037,600 shares.

(8) Mr. Leff is a Managing Director and member of WP LLC and a partner of WP. The 7,357,549 shares of Common Stock indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of the shares held by the Warburg Pincus entities.

(9) Mr. Smith serves as the grantor and co-trustee with his son Michael T. Smith for 10,000 shares which are held in a Grantor Retained Annuity Trust.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

Overview of the Company's Compensation Program

The Compensation Committee (the "Committee"), composed entirely of independent directors, as independence is defined in NASD Marketplace Rule 4200(a)(15) of the Nasdaq listing standards, administers the Company's executive and equity compensation programs. The Committee (i) oversees the Company's compensation and benefit plans and policies, (ii) administers its stock plans (including reviewing and approving equity grants to all Company employees and making recommendations to the Board of Directors of the Company (the "Board") for equity grants to the Company's executive officers) and (iii) reviews annually all compensation matters relating to the Company's executive officers, including the Chief Executive Officer and the other executive officers named in the Summary Compensation Table below (the "Named Executive Officers") and make recommendations to the Board, which has responsibility for approving all compensation matters relating to the Company's executive officers, including the Chief Executive Officer.

Charter of the Compensation Committee

The charter of the Committee (the "Charter") reflects the above described responsibilities, and the Committee, the Corporate Governance and Nominating Committee and the full Board annually review and periodically revise the Charter as necessary. The full text of the Charter is posted on the Company's website at *http://www.intermune.com/pdf/charter_compensation_committee.pdf* and is attached to this analysis as Attachment 1. The Committee's membership is determined by the Corporate Governance and Nominating Committee and the full Board.

The Committee's General Compensation Philosophy

The Committee's philosophy is:

- to attract and retain executive officers capable of leading the Company to fulfill its business objectives by offering competitive compensation opportunities that reward individual contributions as well as overall corporate performance;
- to provide competitive compensation opportunities consistent with industry practices where the Company competes for talent, with a specific emphasis on the San Francisco Bay Area;
- to encourage executives to focus on the achievement of corporate and individual objectives by emphasizing the importance of cross-function collaboration; and
- to motivate the executives to create long-term sustainable value for our shareholders by aligning individual incentives with shareholder value creation.

Compensation Committee Actions Taken During 2007

The Committee recognizes the importance of establishing sound principles for developing and administering compensation and benefits programs, and has taken actions to ensure that such compensation and benefits programs effectively carry out the Committee's responsibilities as well as maintain strong links between executive pay and the Company's performance.

As further described below, examples of Committee actions that the Committee has taken include:

- engaged an experienced, independent compensation consultant to advise on executive and equity compensation matters;
- continued the practice of holding Executive Sessions without Company management present at certain Committee meetings; and
- continued to maintain a strong link between annual pay for the executive officers, including the Chief Executive Officer, and stockholder value through specific objectives.

Total Compensation

Total compensation for the Company's Named Executive Officers includes base salary, annual incentives and long-term incentives. Annual incentive compensation may consist of cash incentive bonuses or equity components, each based on satisfying corporate goals established for the year by the Board as well as on meeting individual performance objectives set by the Chief Executive Officer or the Compensation Committee. In addition, Named Executive Officers may receive long-term incentive compensation in the form of grants of options to purchase shares of the Company's common stock, with exercise prices set at fair market value on the date of grant, or grants of restricted shares of the Company's common stock to reinforce long-term decision making and a focus on stockholder value creation.

The Committee believes that due to the Company's current business stage as a research and development biotechnology Company, traditional measures of corporate performance, such as earnings per share or sales growth, do not readily apply in reviewing performance of Company and the executive officers. Therefore, in addition to traditional measures of performance, in making recommendations to the Board regarding the compensation of the Company's Named Executive Officers, the Committee looks to other indicia of performance, such as:

- the progress of the Company's research and clinical trial development programs,
- management of Company assets,
- generation and protection of intellectual property assets,
- regulatory developments,
- corporate development activities, and
- success in securing capital sufficient to allow the Company to achieve its objectives.

Assessment of performance on these qualitative factors necessarily involves a subjective assessment by the Committee and/or Board of corporate performance. Moreover, the Committee does not base its recommendations to the Board regarding executive compensation on any single performance factor, but rather considers several factors and evaluates both corporate and individual performance. In addition, total compensation paid by the Company to its executive officers is designed to be competitive with the range of compensation packages paid to the executive management of other companies of comparable size, complexity and geographical location in the biotechnology industry. Toward that end, each year the Committee reviews various independent industry surveys, consults with an independent executive compensation consultant who reports directly to the Compensation Committee, and gathers data to prepare its recommendations to the Board. Please refer to the "Independent Compensation Consultant" section below for further discussion.

The Committee believes that the midpoint salary, target bonus levels and target long-term equity incentive award values should be set in part by reference to the competitive practices of a select peer group of biotechnology companies and also the broader biotechnology industry, based upon available survey data. The Committee assesses the compensation practices of a peer group of biotechnology companies, many of which also are located in the San Francisco Bay Area, which reflects the primary talent market for all positions within the Company as well as the cost of living factors that influence compensation levels in each unique biotechnology market. The Committee considered company size as measured by headcount, business complexity, research and development portfolio and other criteria to choose these companies. Based on these criteria, the companies selected by the Committee for 2007 are:

Arena Pharmaceuticals	NPS Pharmaceuticals
BioMarin Pharmaceuticals	Nuvelo
Cubist Pharmaceuticals	Onyx Pharmaceuticals
CV Therapeutics	OSI Pharmaceuticals
Exelixis	Pharmion
Human Genome Sciences	Renovis
Idenix Pharmaceuticals	Telik
Medarex	Theravance
MGI Pharma	United Therapeutics
Myriad Genetics	ZymoGenetics

The Committee also uses a broader biotechnology industry survey data consisting primarily of national companies in the industry that best align with our market capitalization, drug pipeline, capital burn rate and number of total employees in determining the competitive positioning of pay for recommendation to the Board. The peer group and broader biotechnology industry benchmark can change from time to time based on the criteria stated above as part of the Committee's review of our compensation practices. Collectively, the peer group and survey data form the market benchmarks for determining compensation programs, practices and levels. In general, the industry survey data is used to determine competitive ranges for salary and annual cash bonus targets for non-executive employees, while peer group data is used to determine salary and annual cash bonus targets for executives, as well as both initial and ongoing equity grants for all employees. In addition to reviewing executive officers' compensation against the benchmarks, the Committee also considers recommendations from the Chief Executive Officer regarding total compensation for those executives reporting directly to him. Management provides the Committee with historical and prospective breakdowns of the total compensation components for each executive officer to inform their decisions.

In addition to the external benchmarks, the Committee considers internal pay equity among and between members of the Company's executive management team in making compensation-related recommendations to the Board. In doing so, the Committee considers, with regard to each member of the executive management team the individual's:

- span of control,
- potential impact on the Company's key programs,
- number of direct and indirect reports,
- budgetary responsibility,
- relative skills within the individual's area of expertise, and
- industry experience.

In examining long-term incentives for the executive officers and the Chief Executive Officer, the Compensation Committee examines the equity holdings of each Named Executive Officer, including an analysis of the vested/unvested equity value and holdings for such executive. This information is used in determining equity compensation actions that may be taken to ensure the program reinforces a commitment to long-term decision making, the retention objectives for the Named Executive Officers and the future contribution that is expected of the incumbents.

The Committee has reviewed total summary compensation information for each of the Named Executive Officers in 2007 consisting of all components of the Named Executive Officers' 2007 compensation, including current pay (salary and bonus), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Committee will incorporate in 2008, the use of specific information in the annual review of executive compensation when determining any executive compensation actions that may be considered.

Independent Compensation Consultant

In addition to using the Company's Human Resources, Finance and Legal departments, the Committee engaged Radford Surveys & Consulting, a division of Aon Corporation, as its independent outside compensation consultant ("Radford"). Radford reports directly to the Committee, advising the Committee on all material matters relating to executive, equity and employee compensation. In 2007, the Committee directed Radford to survey the peer group companies and benchmark executive compensation practices among those companies and across the defined benchmarks to determine the Company's competitive position with regard to executive compensation. At the Committee's direction, Radford examined cash compensation, incentive plan design, long-term incentive programs, equity dilution and contractual obligations under the Company's programs. The Committee also directed Radford to examine the Company's overall compensation program to ensure alignment with the Company's strategy, compensation philosophy and fairness in the administration of the plan. The Committee may make other requests to Radford on an ad hoc basis to address compensation matters concerning the Board and executive offers.

Neither Radford nor Aon Corporation advises the Company or its management, and neither receives any compensation from the Company, other than annual professional fees of less than $100,000 in providing services for the executive salary review and other consulting services as described above. The Committee's advisor attended the majority of the meetings of the Committee during 2007.

Internal Revenue Code Section 162(m)

The Committee has not adopted a policy with respect to the application of Section 162(m) of the IRC, which generally imposes an annual corporate deduction limitation of $1.0 million on the compensation of certain executive officers. However, pursuant to Section 162(m), compensation from options granted under the Amended and Restated 2000 Equity Incentive Plan with exercise prices of no less than 100% of fair market value on the date of grant and in a grant amount not exceeding one million shares of common stock for the executive officer during any calendar year may be excluded from the Section 162(m) limitation, provided that the grants were made by a compensation committee consisting solely of two or more "outside directors" as defined under Section 162(m).

Section 162(m) generally disallows a tax deduction to public companies for compensation over $1.0 million paid to the corporation's chief executive officer and the three other most highly compensated executive officers, other than the chief financial officer. Qualified performance-based compensation, including stock options granted under the Amended and Restated 2000 Equity Incentive Plan in accordance with the restrictions described above, is not intended to be subject to the deduction limitation if certain requirements are met. The Company generally intends to grant stock options to its executive officers in a manner that satisfies the requirements for qualified performance-based compensation to avoid any disallowance of deductions under Section 162(m).

Elements of Compensation

The total compensation program for the executive officers of the Company consists of the following:

- base cash salaries,
- annual cash incentive awards,
- long-term equity incentive compensation; and
- certain other benefits.

As set out in greater detail below, each element of the Company's total compensation program is intended to serve the Company's overall objectives, as described above. The Committee does not have a set formula for determining the mix of each pay element, instead ensures that compensation across all elements is fair and consistent with the Company's philosophy in total.

Base Cash Salaries

The base salaries of the Named Executive Officers are reviewed by the Committee and the Board on an annual basis, as well as at the time of a promotion or other material change in responsibilities. Any increases in base salary are based on an evaluation of the particular individual's performance and level of pay compared to the benchmarks, as well as the individual's criticality to the Company's future plans.

Merit increases normally take effect in the first fiscal quarter of the year and are typically retroactive to January 1st of such year. The base salaries for each of the Named Executive Officers were increased by approximately 4.0% in 2007.

In recommending the base salaries for each of the Named Executive Officers for 2007 to the Board, the Committee took into account:

- Radford's analysis of base salaries for similar positions at the peer companies, as well as general benchmark data for biotechnology companies similar in size to the Company, and Radford's resulting specific salary recommendations;
- the individual's particular experience in the biotechnology or pharmaceutical industries;
- the scope of the executive's responsibilities and the executive's criticality to achieving the Company's business goals; and
- the performance of that executive against predetermined corporate goals and objectives.

The recommended salaries for 2007 are competitive with those at the peer group companies and appropriate based on each individual executive's experience, responsibilities and performance.

Annual Cash Incentive Awards

The Named Executive Officers receive annual bonuses in connection with our Company-wide performance bonus program. For each Named Executive Officer, other than the Chief Executive Officer (whose bonus is discussed below), the annual bonus target is set at 35% of the executive's base salary. For those executives, 70% of the target bonus is linked to successful achievement of specified corporate goals that the Board determines annually for the current fiscal year, although the Board retains discretion to apply qualitative judgments in assessing performance. The remaining 30% of the target bonus is linked to performance versus the executive's individual objectives as determined by the Chief Executive Officer. Under the plan approved by the Board, the Named Executive Officers can earn an award ranging from 0% to 150% of the target bonus opportunity based on Company and individual performance. Under the terms of Mr. Welch's offer letter agreement, his annual target bonus is 75% of his base salary. For Mr. Welch, 80% of the target bonus is linked to successful achievement of specified corporate goals while the remaining 20% of the target bonus is linked to performance versus Mr. Welch's individual objectives as determined by Board. Mr. Welch may earn up to 200% of his target bonus, meaning that he may earn up to 150% of his base salary tied to performance.

Key performance objectives for the Named Executive Officers for 2007 included:

Executive	Position	Selected 2007 Objectives
Daniel G. Welch	President & CEO	• Assure achievement of corporate objectives of the other Named Executive Officers, as referenced in this table below • Develop and execute on both annual operating plan and long-term strategic plan • Develop and mentor the senior executive team
John Hodgman	SVP Finance & CFO	• Finish 2007 with a cash balance of at least $126M • Complete a financing transaction to raise additional capital as required
Steven Porter	Chief Medical Officer	• Complete INSPIRE trial #2 interim analysis • Complete CAPACITY trial enrollment • Execute ITMN-191 Phase 1 trial
Lawrence Blatt	Chief Scientific Officer	• Execute ITMN-191 Phase 1 trial • Complete hepatology and pulmonology research goals
Marianne Armstrong	Chief Medical Affairs and Regulatory Officer	• Prepare for sBLA filing in the event of positive INSPIRE trial data • Complete CAPACITY trial enrollment • Ensure successful CTA submission for ITMN-191

On February 27, 2008, the Committee met to consider the bonus compensation of the Company's Named Executive Officers for fiscal year 2007. The Committee considered the performance of the Named Executive Officers and the Company generally in relation to the Company's 2007 corporate performance goals and made its recommendations to the Board on March 4, 2008. The Board determined that the Company successfully achieved most, but not all, of its 2007 corporate performance goals. Among the Company's critical achievements in 2007 were:

- the completion of the Phase 1a clinical trial and commencement of the Phase 1b clinical trial for ITMN-191, the Company's lead candidate in hepatitis C virus (HCV),
- the successful continuation of the Company's CAPACITY trials (two parallel Phase III double-blind, placebo-controlled trials evaluating pirfenidone in idiopathic pulmonary fibrosis),
- the successful closure of the Company's INSPIRE trial (a Phase III, double-blind, placebo-controlled study evaluating Actimmune® (gamma-interferon) in idiopathic pulmonary fibrosis),
- the successful conclusion of major agreements with Boehringer-Ingelheim regarding Actimmune® supply and with Marnac regarding certain intellectual property rights in pirfenidone, and
- significant advances in the Company's pre-clinical research programs.

As a result of the Company's 2007 performance, the Committee recommended to the Board that the corporate component of 2007 annual incentive compensation (which accounts for 70% of the target annual incentive compensation of members of executive management other than the Chief Executive Officer, and for 80% of the target annual incentive compensation of the Chief Executive Officer) be established at 90%.

Based on the Committee's recommendations and determinations, the Board approved cash bonus for executive officers considering each individual's performance as assessed by the Chief Executive Officer against the pre-defined objectives. Awards under the plan are included in the Summary Compensation Table below.

In recommending executive bonuses, the Committee compared the Company's total cash compensation (annual base salary plus annual cash bonus) levels to data from the Radford 2007 Biotechnology Compensation Report relating to public biotechnology companies with 150 to 500 employees, as well as the approved peer group (the "Radford Benchmarks"). In addition, the Committee used the services of Radford to conduct its periodic review of the effectiveness and competitiveness of the Company's executive compensation. For 2007, the Committee generally targeted total cash compensation at the 60th percentile, based on Company and individual performance, and with reference to the market benchmarks defined above, but made adjustments from this target as appropriate. Each of the Named Executive Officers received total cash compensation at or slightly below the 60th percentile as determined above.

Mr. Welch's bonus is based 80% on the achievement of corporate objectives and 20% on the achievement of individual objectives established by the Board. The assessment of achievement of Mr. Welch's corporate objectives is linked to successful achievement of the Company's performance goals. Based on this assessment, including the Board's determination that the Company successfully achieved most of its 2007 corporate performance goals, and its qualitative assessment of Mr. Welch's performance on his individual objectives and other observations, the Committee recommended and the Board awarded Mr. Welch a cash bonus for 2007 of $418,717 which is approximately 92% of his target bonus opportunity.

Long-term Equity Incentive Compensation

The Committee uses the grant of stock options and shares of restricted stock under the Company's equity incentive plans to align the interests of stockholders and management. Options and shares of restricted stock granted to Named Executive Officers are intended to provide a continuing financial incentive to maximize long-term value to stockholders and to help keep the executive's total compensation opportunity competitive. In addition, because stock options generally become exercisable over a period of several years and grants of shares of restricted stock are subject to a declining risk of forfeiture by the Company over a period of several years, such grants encourage executives to remain in the long-term employ of the Company.

The Company typically grants options and/or shares of restricted stock to executive officers:

- when the executive officer first joins the Company,
- in connection with a significant change in responsibilities,
- as needed for ongoing retention, and
- occasionally, to achieve equity within the Radford benchmarks.

In general, newly hired executives receive a grant of options only as an initial incentive; ongoing grants generally tend to a blend of options and restricted shares in order to reduce the Company's overall annual equity burn rate. When granting restricted shares in 2007, the Company calculated the number of shares using a 3:1 ratio of options grants to restricted shares. In determining the size of an option grant or grant of shares of restricted stock to a Named Executive Officer, the Board takes into account the following criteria:

- the officer's position and level of responsibility within the Company,
- the existing stock and unvested option holdings previously granted by the Company to the officer in connection with his or her employment with the Company,
- the potential reward to the officer if the underlying price of the Company's stock appreciates in the public market, and
- the practices of the Company's competitors as set out in independent compensation surveys provided to the Committee by Radford.

In 2007, the Company's stock options were priced as follows: (i) for newly-hired executives, the price of the option was determined to be the NASDAQ closing price of the Company's common stock as of the close of business on the fifth business day of the month following the month in which the executive commenced employment with the Company; and (ii) for ongoing grants to current executives (whether resulting from a change in responsibilities, for retention or internal equity, or as part of an annual grant program), the price of the option was determined to be the NASDAQ closing price of the Company's common stock as of the close of business on the day prior to final Board or Committee approval of the grant.

Our general policy is to grant options on fixed dates generally during open trading windows and on dates determined in advance, although there may be occasions when grants are made on other dates. All required approvals are obtained in advance of or on the actual grant date. We do not time the granting of our options with any favorable or unfavorable news released by the company. Proximity of any awards to an earnings announcement or other market events is coincidental.

Post-Termination Compensation and Benefits

The Company has entered into a written agreement with Mr. Welch which, among other things, provides that in the event of a Change of Control (as defined in the agreement) of the Company that results in (i) Mr. Welch's termination without cause (as defined in the agreement) or (ii) Mr. Welch's resignation for good reason (as defined in the agreement), Mr. Welch will, subject to certain conditions, be entitled to receive certain benefits, including two years' base salary, two years' target bonus, two years' benefits continuation, and immediate vesting of all outstanding equity grants. In addition, upon the occurrence of a Change of Control on or after September 25, 2004 and in the absence of Mr. Welch's termination or resignation, all of his options will vest. To the extent that Mr. Welch incurs an excise tax as a result of taxes imposed on him under Section 4999 of the IRC, the Company will gross-up such payments to make Mr. Welch whole on an after-tax basis.

The Company has entered into written agreements with each executive officer in addition to Mr. Welch to provide that in the event of a change of control (as defined in the agreements) of the Company that results in (i) such executive officer's termination without cause or (ii) his or her resignation for good reason (as defined in the agreements), such executive officer will, subject to certain conditions, be entitled receive certain benefits, including two years base salary and two years benefits continuation, immediate vesting of all outstanding equity grants, and certain transition management services.

The Committee believes these agreements are necessary to retain the Company's executive officers. Because mergers and acquisitions are common in the biotechnology industry, the Committee believes that these agreements, which provide executive officers with some measure of financial security in the event of a change of control of the Company, are essential to encouraging the executives to remain with the Company to achieve its business goals. Absent such protections, the Committee believes that executives would be more inclined to pursue opportunities with other organizations that do provide this protection or seek opportunities in industries they perceive would be less vulnerable to such changes of control. The Committee intends to review the need for these agreements periodically (at least annually) to determine whether they continue to be required. The terms of severance pay and benefits set out in the agreements were determined with reference to competitive benchmarks (i.e., the practices of other biotechnology companies with 150-500 employees and other companies with which InterMune competes for talent). Radford has confirmed that the severance pay and benefits are substantially similar to those at those at the benchmark companies and therefore are appropriately competitive.

Stock Ownership/Retention Guidelines

The Company has not adopted a policy that its executive officers hold any particular amount of Company stock in their personal portfolio, nor has the Company adopted any sort of minimum holding period or hold-until-retirement stock retention requirements. This policy is reviewed as part of the annual review of executive compensation.

2007 COMPENSATION COMMITTEE REPORT[2]

The Compensation Committee (the "Committee") currently consists of Mr. William Ringo, Jr., Mr. Jonathan Leff, and Dr. Lars Ekman, each of whom is an independent director, as independence is defined in NASD Marketplace Rule 4200(a)(15) of the Nasdaq listing standards. The following is a report of the Committee

[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing, except to the extent that the Company specifically incorporates it by reference in such filing.

describing the compensation policies applicable to the Company's executive officers during the fiscal year ended December 31, 2007.

Compensation Discussion and Analysis

The Compensation Committee has reviewed and discussed the Company's Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's definitive proxy statement on Schedule 14A for its 2008 Annual Meeting, which is incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, each as filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE

William R. Ringo, Jr.— Chairman
Lars G. Ekman
Jonathan S. Leff

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

EXECUTIVE COMPENSATION

Compensation of Directors

Directors, other than the Chairman, who are neither employees of nor consultants to the Company (each, a "non-employee director") previously received an annual retention fee of $30,000, paid on a quarterly basis. In addition, each board member, other than the Chairman, previously received a fee of $1,000 per board meeting and $1,000 per committee meeting attended and the chairman of each committee previously received an additional $500 per committee meeting attended. The Chairman previously received an annual retention fee of $60,000 and $2,000 per committee meeting. In March of 2007, the Board changed the compensation of directors such that the annual cash retainer paid to each director be increased from $30,000 to $50,000, that the chairman of the Board be paid an additional annual retainer of $50,000, that the chairman of the Audit Committee be paid an additional $15,000 per year, that the chairmen of each of the Compensation, Corporate Governance and Nominating, Science, and Compliance Committees each be paid an additional $10,000 per year, and that each board member be paid an additional $5,000 per year for each committee he or she serves on, and that the Company eliminate all other meeting fees. Such changes took effect in the third quarter of 2007.

During 2007, the Company paid an aggregate of $431,250 for such retention and attendance fees. In accordance with Company policy, directors are also reimbursed for reasonable expenses in connection with attendance at Board and committee meetings. During 2007, the Company paid an aggregate of $25,783 for such expenses.

Option Grants. Options for common stock are automatically granted under the Amended and Restated 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") as follows:

- each non-employee director is automatically granted on the date of initial election an initial option for 30,000 shares (an "Initial Grant");
- on the day following each annual meeting of the Company's stockholders, each non-employee director is automatically granted an option for 20,000 shares, and each non-employee director who is initially appointed to the Board after the date of this annual grant but before the date of the next annual meeting

of stockholders will receive on the date of his or her appointment an option to purchase a pro-rated portion of the 20,000 shares for the portion of the year between such appointment and the next annual meeting; and

- on the day following each annual meeting of the Company's stockholders, the non-employee Chairman of the Board is automatically granted, in addition to the annual option grant as a non-employee director, an option for 10,000 shares and any person who is appointed as Chairman of the Board after the date of this annual grant but before the date of the next annual meeting of stockholders will receive on the date of his or her appointment an option to purchase a pro-rated portion of the 10,000 shares for the portion of the year between such appointment and the next annual meeting.

These option grants are non-discretionary and are automatically granted under the Directors' Plan without further action by the Company, the Board or its stockholders. In March of 2007, the Corporate Governance and Nominating Committee approved a proposed amendment to the Directors' Plan, which reduced the directors' annual stock option grant from 20,000 shares to 12,000 shares each.

Vesting. For grants to a non-employee director in his or her capacity as a director, as long as the non-employee director continues to serve with the Company or any of its affiliates (whether in the capacity of a director, consultant or employee): (i) each Initial Grant will vest in monthly installments commencing one month after the date of its grant, at the rate of 1/36th of the total number of shares subject to the option, and (ii) each annual grant for 20,000 shares will vest in monthly installments commencing one month after the date of its grant, at the rate of 1/12th of the total number of shares subject to the option.

For grants to the independent Chairman of the Board in his or her capacity as Chairman, as long as such person continues to serve with the Company as Chairman, each option granted for 10,000 shares will vest in monthly installments commencing one month after the date of its grant, at the rate of 1/12th of the total number of shares subject to the option.

If an annual option grant to a non-employee director or the Chairman of the Board is pro-rated because that person was appointed as a non-employee director or the Chairman of the Board, as the case may be, after the annual grant date, then the vesting schedule for that option grant will be adjusted so that the pro-rated number of shares will vest in equal monthly installments between the grant date of the option and the Company's next annual meeting of stockholders.

Exercise Price. Options have an exercise price equal to 100% of the fair market value of the Company's common stock on the grant date.

Term. The maximum option term is ten years. However, options generally will terminate three months after the optionholder's service with the Company terminates, or, in the case of an option granted to the Chairman of the Board in his or her capacity as Chairman, three months after the optionholder's service as Chairman terminates. If termination is due to the optionholder's disability, however, the post-termination exercise period is extended to 12 months. If termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the post-termination exercise period is extended to 18 months following death.

Transfer. The optionholder may transfer the option by gift only to immediate family or to certain trusts used for estate-planning purposes. The optionholder also may designate a beneficiary to exercise the option following the optionholder's death. Otherwise, the option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

Other Provisions. The option agreement may contain such other terms, provisions and conditions not inconsistent with the Directors' Plan as determined by the Board.

Adjustment Provisions. Transactions not involving the receipt of consideration, including a merger, consolidation, reorganization, stock dividend and stock split, may change the class and number of shares subject to the Directors' Plan and to outstanding options. In that event, the Board will appropriately adjust the Directors' Plan as to the class and the maximum number of shares subject to the Directors' Plan, the automatic annual increase to the share reserve and the automatic option grants. The Board will also adjust outstanding options as to the class, number of shares and price per share subject to the options.

In the event of a change in control, the surviving entity may either assume or replace outstanding options under the Directors' Plan. If this does not occur, then options granted under the Directors' Plan to persons providing services to the Company (whether as a director, employee or consultant) will become fully vested and exercisable and any unexercised options will terminate immediately prior to the change of control event. Even if assumption or replacement does occur, the options held by non-employee directors will become fully vested and exercisable as of the date initially preceding the change of control event. A change in control includes the following:

- a sale, lease or other disposition of all or substantially all of the Company's securities or assets;
- a merger or consolidation in which the Company is not the surviving corporation; or
- a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

During the last fiscal year, the Company granted options covering an aggregate of 111,000 shares under the Directors' Plan in the individual amounts of: 39,000 to Mr. Drapeau and 12,000 each to Dr. Ekman, Dr. Healy, Mr. Leff, Dr. Kabakoff, Mr. Ringo and Mr. Smith. Options granted during the last fiscal year had exercise prices equal to 100% of the fair market value on the date of grant, based on the closing sales price reported in the NASDAQ Global Select Market for the date of grant. As of March 31, 2008, no options had been exercised by non-employee directors in 2007 or to date in 2008.

Director Compensation Table

The following table sets forth summary information concerning the compensation awarded to, paid to or earned by each of our non-employee members of the Board for the year ended December 31, 2007.

Name(a)	Fees Earned or Paid in Cash ($)(b)	Stock Awards ($)(c)	Option Awards ($)(d)(1)	Non-Equity Incentive Plan Compensation ($)(e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($)(g)	Total ($)(h)
Louis Drapeau	$ 13,750	—	$ 91,891				$105,641
Lars Ekman	$ 61,500	—	$108,359				$169,859
James Healy	$ 56,500	—	$108,359				$164,859
David Kabakoff	$ 60,500	—	$108,359				$168,859
Jonathan Leff	$ 65,000	—	$108,359				$173,359
William Ringo	$109,500	—	$108,359				$217,859
Michael Smith	$ 64,500	—	$108,359				$172,859

(1) Represents the FAS 123R expense taken for options granted on May 15, 2007 and on September 6, 2007 for Louis Drapeau.

Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth summary information concerning the compensation awarded to, paid to or earned by each of our Named Executive Officers for all services rendered for the fiscal years ended December 31, 2007, 2006 and 2005.

Name and Principal Position(a)	Year(b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Daniel Welch(1)	2007	$606,836	$418,717	$221,187	$1,346,560			$ 22,801	$2,616,101
President, Chief	2006	583,440	481,338		2,086,060			42,941	3,193,779
Executive Officer,	2005	568,333	471,900					64,471	1,104,704
and Director									
John Hodgman(2)	2007	$322,400	$108,326	$ 33,517	$ 327,472	$135,000		$ 5,686	$ 932,401
Chief Financial	2006	118,635	88,490		103,056			3,466	313,647
Officer	2005								
Lawrence Blatt, Ph.D(3)	2007	$315,482	$ 99,377	$234,184	$ 252,585	$175,000		$374,531	$1,451,159
Chief Scientific	2006	303,348	252,984	295,659	364,110			420,584	1,636,685
Officer	2005	295,507	155,335					92,563	543,405
Steven Porter, M.D., Ph.D(4)	2007	$320,468	$102,630	$234,184	$ 313,885	$175,000		$301,955	$1,448,122
Chief Medical	2006	308,142	112,703	295,659	475,198			94,119	1,285,821
Officer	2005	300,175	122,079					3,810	426,064
Marianne Armstrong, Ph.D(5)	2007	$318,240	$103,587	$232,840	$ 251,626	$175,000		$429,809	$1,511,102
Chief Medical Affairs	2006	306,000	110,313	295,659	363,699			222,422	1,298,093
and Regulatory Officer	2005	310,125	122,350					131,813	564,288

(1) Mr. Welch joined the Company in September 2003. The Company reimbursed relocation expenses for Mr. Welch in the amount of $6,848 2005. The Company paid Mr. Welch $56,814, $39,097 and $17,559 for cost of living housing differentials in 2005, 2006 and 2007, respectively. The Company paid term-life insurance premiums for Mr. Welch in the amounts of $810, $844 and $1,242 in 2005, 2006 and 2007, respectively. The Company made an employer match in the amount of $3,000 to Mr. Welch as a 401K contribution in each of 2005 and 2006 and an employer match of $4,000 in 2007.

(2) Mr. Hodgman joined the Company in August 2006. The Company paid term-life insurance premiums for Mr. Hodgman in the amounts of $466 and $1,242 in 2006 and 2007, respectively. The Company made an employer match in the amounts of $3,000 and $4,000 to Mr. Hodgman as 401K contributions in 2006 and 2007, respectively.

(3) Dr. Blatt joined the Company in May 2002. The Company granted forgivable loan and paid corresponding payroll withholding taxes in the amounts of $89,023, $89,439 and $73,452 in 2005, 2006 and 2007 respectively, pursuant to his offer letter. The Company paid term-life insurance premiums in the amount of $540, $844 and $814 in 2005, 2006 and 2007, respectively. The Company made an employer match in the amount of $3,000 to Dr. Blatt as a 401K contribution in each of 2005 and 2006 and an employer match of $4,000 in 2007.

(4) Dr. Porter joined the Company in July 2001. Other annual compensation includes term-life insurance premiums in the amount of $810, $844 and $1,242 in 2005, 2006 and 2007, respectively. The Company made an employer match in the amount of $3,000 to Dr. Porter as a 401K contribution in each of 2005 and 2006 and an employer match of $4,000 in 2007.

(5) Dr. Armstrong joined the Company in April 2002. The Company granted a forgivable loan to Dr. Armstrong and paid corresponding payroll withholding taxes to Dr. Armstrong in the amounts of $127,260, $127,854 and $127,853 in 2005, 2006 and 2007, respectively. The Company paid term-life insurance premiums for Dr. Armstrong in the amounts of $1,242, $1,294 and $1,242 in 2005, 2006 and 2007, respectively. The Company made an employer match in the amount of $3,000 to Dr. Armstrong as a 401K contribution in each of 2005 and 2006 and an employer match of $4,000 in 2007.

Stock Option Grants and Exercises

The Company has granted stock options to executive officers, employees and consultants under the Company's 1999 Equity Incentive Plan (the "1999 Plan") and the Amended and Restated 2000 Equity Incentive Plan (the "Incentive Plan"). As of March 31, 2008, options to purchase 46,550 shares of common stock were outstanding under the 1999 Plan, and no shares of common stock remained available for future grants as the 1999 Plan was superseded by the Incentive Plan. As of March 31, 2008, 148,547 shares of restricted common stock and options to purchase 3,824,416 shares of common stock were outstanding under the Incentive Plan and 1,030,444 shares remained available for future grants.

Grants of Plan-Based Award

The following table sets forth summary information regarding all grants of plan-based awards made to our Named Executive Officers for the year ended December 31, 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name(a)	Grant Date(b)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	(#)(i)	(#)(j)	($/Sh)(k)	
Daniel Welch	3/06/2007					25,000				$28.05	$ 341,925
	5/15/2007					45,000				25.55	589,257
	5/15/2007					45,000				0.00	1,149,750
John Hodgman	5/15/2007					25,000				25.55	327,365
	5/15/2007					8,333				0.00	212,908
Lawrence Blatt	5/15/2007					12,500				25.55	163,683
	5/15/2007					4,167				0.00	106,467
Steven Bryant Porter . . .	5/15/2007					12,500				25.55	163,683
	5/15/2007					4,167				0.00	106,467
Marianne Armstrong . . .	5/15/2007					11,500				25.55	150,588
	5/15/2007					3,833				0.00	97,933

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards made to our Named Executive Officers at December 31, 2007.

	Option Awards					Stock Awards			
Name(a)	Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(d)	Option Exercise Price(e)	Option Expiration Date(f)	Number of Shares or Units of Stock That Have not Vested (#)(g)	Market Value of Shares or Units of Stock That Have not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested 13.33 ($)(j)
Daniel Welch	625,000	—	—	$20.08	9/25/2013			45,000	$599,850
	121,875	28,125	28,125	10.11	9/10/2014				
	90,625	54,375	54,375	12.74	6/24/2015				
	15,000	—	—	19.01	3/15/2016				
	33,750	56,250	56,250	15.40	6/30/2016				
	25,000	—	—	28.05	3/06/2017				
	—	45,000	45,000	25.55	5/15/2014				

Name(a)	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(d)	Option Exercise Price(e)	Option Expiration Date(f)	Number of Shares or Units of Stock That Have not Vested (#)(g)	Market Value of Shares or Units of Stock That Have not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested 13.33 ($)(j)
John Hodgman	41,666	83,334	83,334	15.19	8/14/2016			8,333	$111,079
	—	25,000	25,000	25.55	5/15/2014				
Lawrence Blatt	80,000	—	—	24.96	6/18/2012			9,792	$130,527
	15,000	—	—	18.70	3/5/2013				
	13,708	292	292	20.75	1/20/2014				
	20,625	9,375	9,375	10.11	9/10/2014				
	34,375	20,625	20,625	12.74	6/24/2015				
	9,844	16,406	16,406	15.40	6/30/2016				
	—	12,500	12,500	25.55	5/15/2014				
Steven Porter	100,000	—	—	42.69	8/2/2011			9,792	$130,527
	15,000	—	—	43.66	2/12/2012				
	16,000	—	—	18.12	2/6/2013				
	13,708	292	292	20.75	1/20/2014				
	37,500	2,500	2,500	19.69	3/10/2014				
	40,625	9,375	9,375	10.11	9/10/2014				
	40,625	24,375	24,375	12.74	6/24/2015				
	9,844	16,406	16,406	15.40	6/30/2016				
	—	12,500	12,500	25.55	5/15/2014				
Marianne Armstrong	85,000	—	—	24.50	5/7/2012			9,458	$126,075
	15,000	—	—	18.70	3/5/2013				
	9,791	209	209	20.75	1/20/2014				
	3,666	334	334	20.24	4/2/2014				
	40,625	9,375	9,375	10.11	9/10/2014				
	34,375	20,625	20,625	12.74	6/24/2015				
	9,844	16,406	16,406	15.40	6/30/2016				
	—	11,500	11,500	25.55	5/15/2014				

Option Exercised and Stock Vested

The following table sets forth summary information regarding the option exercises and vesting of stock awards made to each of our Named Executive Officers for the year ended December 31, 2007.

	Option Awards		Stock Awards	
Name(a)	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)	Value Realized on Vesting ($)(e)
Daniel Welch	—	—	—	—
John Hodgman	—	—	—	—
Lawrence Blatt	—	—	11,250	$296,269
Steven Porter	—	—	11,250	$296,269
Marianne Armstrong	—	—	11,250	$296,269

Employment, Severance and Change of Control Agreements

Welch Offer Letter Agreement. The Company entered into an offer letter agreement with Mr. Welch in September 2003 (the "Welch Letter Agreement"). Under the terms of the Welch Letter Agreement, Mr. Welch is entitled to an annual base salary, which is reviewed annually by the Compensation Committee. For 2005, his base salary was $572,000. In addition, Mr. Welch is eligible for an annual bonus based on the attainment of corporate goals established between the Board and Mr. Welch. Under the Welch Letter Agreement, Mr. Welch's annual target bonus is 75% of his base salary, with a potential of between 0% and 150% of his base salary as the Board may approve (the "Target Bonus"). Under the terms of the Welch Letter Agreement, Mr. Welch was also granted an option to purchase 625,000 shares of the Company's common stock pursuant to the Incentive Plan (the "Options"). The Options have a ten-year term and vest in equal monthly installments over four years. The first 12 installments vested on September 25, 2004 and all of the Options shall be fully vested on September 24, 2007. Mr. Welch was also entitled to certain relocation expenses and four-year cost of living housing differential payment ("COLA"). The COLA is paid to Mr. Welch in equal monthly installments pursuant to which Mr. Welch has received $117,577 in his first two years of employment and will receive:

- $33,513 in his third year of employment, and
- $16,576 in his fourth year of employment.

In addition, at the end of each calendar year, the Company will gross-up for income tax purposes the portion of the COLA payment that was used to pay for Mr. Welch's non-deductible expenses.

Under the terms of the Welch Letter Agreement, if Mr. Welch is terminated for Cause (as defined in the Welch Letter Agreement) due to indictment for criminal activities, and he is later adjudicated innocent of the charges on which he was indicted or the indictment is subsequently quashed, Mr. Welch will be entitled at the time of such adjudication or quashing to: (i) two times the sum of his base salary and Target Bonus at the time of such termination for Cause, and (ii) an amount equal to the product of (x) the number of Options that would have become vested if his termination had been considered a termination without Cause and (y) the difference between the exercise price of such Options and the highest closing price of the Company's common stock during the year following his date of termination, in each case with interest from the date of termination at the prevailing prime rate.

In the event Mr. Welch resigns from the Company without Good Reason (as defined in the Welch Letter Agreement), Mr. Welch will be entitled to any accrued but unpaid salary or Target Bonus ("Accrued Obligations"). If Mr. Welch resigns from the Company with Good Reason or if he is terminated without Cause, he will be entitled to the following payments and benefits:

- Accrued Obligations;
- Two times the sum of his base salary plus Target Bonus;

- Continuation of his medical, dental and health insurance (as in effect immediately prior to his termination) for a period of 24 months following his termination (or until he secures similar insurance coverage with a future employer, if earlier);
- If the termination occurs prior to a Change in Control (as defined in the Welch Letter Agreement), two years' worth of accelerated vesting of his Options; and
- If the termination occurs on or after a Change in Control, accelerated vesting of all Options.

Upon the occurrence of a Change in Control on or after September 25, 2004 and in the absence of Mr. Welch's termination or resignation, all of his Options will vest.

To the extent that Mr. Welch incurs an excise tax as a result of taxes imposed on him under Section 4999 of the IRC, the Company will gross-up such payments to make Mr. Welch whole on an after-tax basis.

Offer Letter Agreements. The Company has entered into or amended the offer letter agreements with each of Drs. Armstrong, Blatt and Porter, to provide that if their employment terminates other than for cause (as defined in the offer letter agreements), they will be entitled to the following continuation of salary and benefits, and vesting of Company stock following their termination date:

- If he or she has completed less than one full year of service, he or she will receive six months of base salary at his or her final pay rate, six months of benefits continuation (i.e., Company-provided COBRA payments) and six months immediate acceleration of vesting of his or her outstanding equity grants, whether stock options or restricted shares;
- If he or she has completed at least one full year of service but less than two years of service, he or she will receive nine months of base salary at his or her final pay rate, nine months of benefits continuation (i.e., Company-provided COBRA payments) and nine months immediate acceleration of vesting of his or her outstanding equity grants, whether stock options or restricted shares;
- If he or she has completed at two years of service or more, he or she will receive 12 months of base salary at his or her final pay rate, 12 months of benefits continuation (i.e., Company-provided COBRA payments) and 12 months immediate acceleration of vesting of his or her outstanding equity grants, whether stock options or restricted shares; and
- If such termination occurs in the second half of the calendar year, he or she will receive a pro rata share of his or her target bonus for that year.

Change of Control Agreements. The Company has entered into or amended the offer letter agreements with each of Drs. Armstrong, Blatt and Porter, to provide that in the event of a change on control (as defined in the offer letter agreements) of the Company that results in (i) such executive officer's termination without cause or (ii) his or her resignation for good reason (as defined in the offer letter or offer letter amendment), such executive officer will, subject to certain conditions, be entitled receive the following benefits:

- Two years base salary at his or her final pay rate and two years benefits continuation (i.e., Company-provided COBRA payments). If such termination or resignation occurs in the second half of the calendar year, he or she will also receive a pro rata share of his target bonus for that year;
- Immediate vesting of all outstanding equity grants; and
- Certain transition management services.

Executive Loan and Bonus Plan for Dr. Armstrong. In April 2002, the Company entered into an employment offer letter with Marianne Armstrong, Ph.D., the Company's Chief Medical Affairs and Regulatory Officer. Pursuant to this letter and prior to the enactment of the Sarbanes-Oxley Act in 2002, Dr. Armstrong received a $345,000 loan from the Company. This loan was entered into on May 1, 2002 for the purpose of providing housing assistance to Dr. Armstrong. This loan, evidenced by a full recourse promissory note secured by a second position Deed of Trust on Dr. Armstrong's main residence, carried a term of five years and had an annual interest rate of 4.65%. This loan was retired in May, 2007. Pursuant to a bonus plan agreement, Dr. Armstrong has received and will continue to receive for each of her first five full calendar years of employment beginning as of January 1, 2003 minimum, annual post-tax bonuses equal to $81,120, $83,040, $79,680, $76,560 and $74,400, respectively.

Executive Loan and Bonus Plan for Dr. Blatt. In April 2002, the Company entered into an employment offer letter with Lawrence M. Blatt, Ph.D., the Company's Chief Scientific Officer. Pursuant to this letter and prior to the enactment of the Sarbanes-Oxley Act in 2002, Dr. Blatt received a $250,000 loan from the Company. This loan was entered into on May 22, 2002 for the purpose of providing housing assistance to Dr. Blatt. This loan, evidenced by a full recourse unsecured promissory note, carried a term of five years and had an annual interest rate of 4.65%. This loan was retired in May, 2007. Pursuant to a bonus plan agreement entered into in May 2002, Dr. Blatt has received and will continue to receive for each of his first five full calendar years of employment beginning as of January 1, 2003, a minimum annual bonus equal to $57,464, plus an amount equal to one-half of the income taxes resulting from such bonus.

SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

The following tables quantify the amount that would be payable to the NEOs and members of the Board of Directors assuming the termination of employment without cause or with good reason occurred within 12/24 months of a change in control. The amounts shown assume that the termination was effective as of December 31, 2007, and includes amounts earned through that time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of the executives' separation from the Company after the occurrence of a change in control.

Daniel Welch

Executive Benefits and Payments Upon Termination	Voluntary Termination	For Cause Termination	Termination Without Cause or with Good Reason (Without Change in Control)	Termination Without Cause or with Good Reason (with Change in Control)	Death or Disability
Compensation					
Base Salary			1,213,672	1,213,672	
Short Term Incentives			910,254	910,254	
Long Term Incentives					
Performance Shares					
Long Term Incentive Plan					
Stock Option/SARs					
Unvested and Accelerated			122,644	122,644	122,644
Restricted Stock					
Unvested and Accelerated			99,975	599,850	99,975
Benefits and Perquisites					
Incremental Non-Qualified Pension					
SERP					
Life Insurance Proceeds					
Disability Benefits					
Accrued Base Salary					
Accrued Vacation Pay					
401(k) Matching Contribution					
Car Allowances					
Welfare Benefit Contribution			50,682	50,682	
Life Insurance Premium					
Outplacement					
Aircraft Usage					
Home Security System					
Office and Secretarial Services					
280G Tax Gross-Up				1,139,555	
Total	$0	$0	$2,397,227	$4,036,657	$222,619

John Hodgman

Executive Benefits and Payments Upon Termination	Voluntary Termination	For Cause Termination	Termination Without Cause or with Good Reason (Without Change in Control)	Termination Without Cause or with Good Reason (with Change in Control)	Death or Disability
Compensation					
Base Salary			241,800	644,800	
Short Term Incentives			112,840	112,840	
Long Term Incentives					
Performance Shares					
Long Term Incentive Plan					
Stock Option/SARs					
Unvested and Accelerated			0	0	
Restricted Stock					
Unvested and Accelerated			27,770	111,079	
Benefits and Perquisites					
Incremental Non-Qualified Pension					
SERP					
Life Insurance Proceeds					
Disability Benefits					
Accrued Base Salary					
Accrued Vacation Pay					
401(k) Matching Contribution					
Car Allowances					
Welfare Benefit Contribution			19,497	51,992	
Life Insurance Premium					
Outplacement				40,000	
Aircraft Usage					
Home Security System					
Office and Secretarial Services					
280G Tax Gross-Up					
Total	$0	$0	$401,907	$960,711	$0

Marianne Armstrong

Executive Benefits and Payments Upon Termination	Voluntary Termination	For Cause Termination	Termination Without Cause or with Good Reason (Without Change in Control)	Termination Without Cause or with Good Reason (with Change in Control)	Death or Disability
Compensation					
Base Salary			318,240	636,480	
Short Term Incentives			111,384	111,384	
Long Term Incentives					
Performance Shares					
Long Term Incentive Plan					
Stock Option/SARs					
Unvested and Accelerated			38,300	42,356	
Restricted Stock					
Unvested and Accelerated			87,755	126,075	
Benefits and Perquisites					
Incremental Non-Qualified Pension					
SERP					
Life Insurance Proceeds					
Disability Benefits					
Accrued Base Salary					
Accrued Vacation Pay					
401(k) Matching Contribution					
Car Allowances					
Welfare Benefit Contribution			10,097	20,194	
Life Insurance Premium					
Outplacement				40,000	
Aircraft Usage					
Home Security System					
Office and Secretarial Services					
280G Tax Gross-Up	—	—			—
Total	$0	$0	$565,776	$976,489	$0

Lawrence Blatt

Executive Benefits and Payments Upon Termination	Voluntary Termination	For Cause Termination	Termination Without Cause or with Good Reason (Without Change in Control)	Termination Without Cause or with Good Reason (with Change in Control)	Death or Disability
Compensation					
Base Salary			315,482	630,964	
Short Term Incentives			110,419	110,419	
Long Term Incentives					
Performance Shares					
Long Term Incentive Plan					
Stock Option/SARs					
Unvested and Accelerated			48,363	106,756	
Restricted Stock					
Unvested and Accelerated			88,868	130,527	
Benefits and Perquisites					
Incremental Non-Qualified Pension					
SERP					
Life Insurance Proceeds					
Disability Benefits					
Accrued Base Salary					
Accrued Vacation Pay					
401(k) Matching Contribution					
Car Allowances					
Welfare Benefit Contribution			25,316	50,632	
Life Insurance Premium					
Outplacement				40,000	
Aircraft Usage					
Home Security System					
Office and Secretarial Services					
280G Tax Gross-Up					
Total	$0	$0	$588,447	$1,069,298	$0

Steven Porter

Executive Benefits and Payments Upon Termination	Voluntary Termination	For Cause Termination	Termination Without Cause or with Good Reason (Without Change in Control)	Termination Without Cause or with Good Reason (with Change in Control)	Death or Disability
Compensation					
Base Salary			320,468	640,936	
Short Term Incentives			112,164	112,164	
Long Term Incentives					
Performance Shares					
Long Term Incentive Plan					
Stock Option/SARs					
Unvested and Accelerated			39,775	44,569	
Restricted Stock					
Unvested and Accelerated			88,868	130,527	
Benefits and Perquisites					
Incremental Non-Qualified Pension					
SERP					
Life Insurance Proceeds					
Disability Benefits					
Accrued Base Salary					
Accrued Vacation Pay					
401(k) Matching Contribution					
Car Allowances					
Welfare Benefit Contribution			25,967	51,934	
Life Insurance Premium					
Outplacement				40,000	
Aircraft Usage					
Home Security System					
Office and Secretarial Services					
280G Tax Gross-Up	—	—			—
Total	$0	$0	$587,242	$1,020,130	$0

Certain Relationships and Related Transactions

Under the Company's Statement of Policy with Respect to Related Party Transactions, information about transactions involving related persons is assessed by the Audit Committee of the Board of Directors. Related persons include the Company's directors and executive officers, as well as immediate family members of directors and executive officers. If the Audit Committee determines that a related person has a material interest in any Company transaction, then the Company's Audit Committee would review, approve or ratify it, and the transaction would be required to be disclosed in accordance with the applicable SEC rules.

From January 1, 2006 to the present, there have been no (and there are no currently proposed) transactions in which the amount involved exceeded $120,000 to which the Company was (or is to be) a party and in which any executive officer, director, 5% beneficial owner of the Company's common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest, except as set forth below and under "Compensation of Executive Officers — Employment, Severance and Change of Control Agreements" above.

On January 20, 2006, the Company transferred to Dr. Lawrence Blatt, the Company's Chief Scientific Officer, its rights in the following intellectual property:

- US Patent Application No. 11/200,531 and PCT Application No. PCT/US05/028165, both filed by InterMune on August 8, 2005, a U.S. Continuation Application filed by InterMune on January 12, 2006 and a U.S. Continuation-In-Part Application filed by the Company on February 8, 2006;

- all data, lab notebooks, reports and any other written materials exclusively pertaining to experiments carried out in furtherance of the glycosylated Type I interferon research program at the Company;

- any and all laboratory reagents including proteins plasmids and cell lines; and

- any other nonpublic know-how exclusively pertaining to the glycosylated Type I interferon research program at the Company.

Prior to transferring its rights in this intellectual property (the "Glyco Type I Interferon Intellectual Property") to Dr. Blatt, the Company had determined that it would not continue developing the Glyco Type I Interferon Intellectual Property. The transfer of the Glyco Type I Interferon Intellectual Property to Dr. Blatt was in consideration for the Company receiving from Dr. Blatt a waiver and release of claims to rights to inventions made by Dr. Blatt prior to becoming an employee of the Company related to U.S. Patent Application No. 10/545,867, filed February 26, 2004 (the "Pump Patent"). The Pump Patent relates to a method of administering interferon alfacon-1 using a pump device and was transferred to Valeant Pharmaceuticals in connection with the Company's divesture of its Infergen product. The Company cannot estimate what value, if any, that the Glyco Type I Interferon Intellectual Property has as it is still in early pre-clinical development. The Company estimates that it had invested approximately $150,000 in the Glyco Type I Interferon Intellectual Property, including out of pocket expenses and an allocation of FTE and overhead costs. The Company also waived any claims it may have to any intellectual property and/or works for hire Dr. Blatt creates out of the Glyco Type I Interferon Intellectual Property.

In compliance with the Company's Code of Business Conduct and Ethics, Dr. Blatt requested that he be allowed, on his own time and without use of Company resources, to found and mange a new independent business entity that would be devoted to advancing technology based on the Glyco Type I Interferon Intellectual Property. The Board of Directors approved Dr. Blatt's request.

Warburg Pincus Agreement. On October 29, 2004 we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") that permits Warburg Pincus to acquire up to 25% of our outstanding common stock in the open market. Under this agreement, Warburg Pincus may acquire up to 25% of our outstanding common stock and have granted Warburg Pincus certain registration rights with respect to its holdings. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus has granted the independent members of our Board the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus has agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this transaction, on October 29, 2004 we also amended the Rights Agreement between the Company and Mellon Investor Services LLC dated as of July 17, 2001 to allow Warburg Pincus to acquire up to 25% of our outstanding common stock in open market purchases. We also entered into a new Registration Rights Agreement with Warburg Pincus dated as of October 29, 2004. Jonathan S. Leff, a member of our Board, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P.

Indemnification Agreements. The Company has entered into indemnification agreements with each of its vice presidents, executive officers and directors which provide, among other things, that the Company will indemnify such vice president, executive officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are InterMune stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or the Company that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Investor Relations, InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, California 94005 or (3) contact our Senior Director, Investor Relations, Jim Goff, at (415) 466-2228. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker. In addition, the Company will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robin Steele
Secretary

April 16, 2008

A copy of the Company's Annual Report to the Sec on Form 10-K for the fiscal year ended December 31, 2007 is available without charge upon written request to: Investor Relations, InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005. A copy of the report can also be viewed by visiting the Company's website, *http://www.intermune.com.*

Attachment 1

INTERMUNE, INC.

CHARTER OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS
(Amended March 5, 2003, March 11, 2004 and September 7, 2004)

Purpose:

The purpose of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of InterMune, Inc., a Delaware corporation (the "Company"), shall be to approve the type and level of compensation for officers and employees of the Company, to administer the stock option plans adopted by the Company (the "Stock Option Plans") and to perform such other functions as may be deemed necessary or convenient in the efficient and lawful discharge of the foregoing.

Composition:

The Committee shall be comprised of a minimum of two (2) members of the Board, all of whom shall be "independent" directors as such term is defined in Rule 4200(a) of the Marketplace Rules of the Nasdaq Stock Market, as may be amended periodically, and by any applicable SEC regulations. The members of the Committee and its Chairman will be appointed by and serve at the discretion of the Board.

The Secretary of the Company shall be the Secretary of the Committee. The Secretary shall keep minutes and records of all meetings of the Committee. In the event that either the Chairman or the Secretary is absent from any meeting, the members present shall designate any director present to act as Chairman and shall designate any director, officer or employee of the Company to act as Secretary.

Functions and Authority:

The operation of the Committee shall be subject to the Bylaws of the Company, as in effect from time to time, and Section 141 of the Delaware General Corporation Law. The Committee shall have the full power and authority to carry out the following responsibilities:

1. To administer and grant stock under the various incentive compensation and benefit plans, including the Stock Option Plans.

2. To approve the compensation philosophy, programs, and policies for plans impacting the officers and employees of the Company including, but not limited to annual salary, bonus, stock options, and other direct or indirect benefits as follows:

a. reviewing and recommending to the Board for approval, corporate performance goals and objectives relevant to the compensation of the Company's Executive Officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 thereunder) and other senior management, as appropriate;

b. determining and approving the compensation and other key terms of the employment of the Company's vice presidents, other than routine hiring option grants and normal compensation within the Company's pre-approved guidelines;

c. determining and recommending to the full Board for.approval the compensation and other key terms of the employment of the Company's Executive Officers taking into consideration the Executive Officer's success in achieving his or her individual performance goals and objectives and the corporate performance goals and objectives deemed relevant; and

d. determining and recommending to the Board for approval, the compensation and other key terms of employment of the Company's Chief Executive Officer in light of the Company's corporate performance goals and objectives. In determining the Chief Executive Officer's compensation, the Committee should consider the Company's performance and such other criteria as the Committee deems advisable.

3. To review on a periodic basis the operation of the Company's executive compensation programs to determine whether they are properly coordinated and to establish and periodically review policies for the administration of executive compensation programs.

4. To perform such other functions and have such other powers as may be necessary in the efficient discharge of the foregoing, including the engagement of independent employment and/or compensation experts.

5. To report to the Board from time to time, or whenever it shall be called upon to do so.

Meetings:

The Committee will hold at least two (2) regular meetings per year and additional meetings as the Chairman or Committee deems appropriate. The Committee may invite such officers, directors and employees of the Company as it may see fit from time-to-time to attend a meeting of the Committee and participate in the discussion of matters relating to the Committee.

Minutes and Reports:

Minutes of each meeting of the Committee shall be kept and distributed to each member of the Committee, members of the Board who are not members of the Committee and the Secretary of the Company. The Committee shall report to the Board from time to time, or whenever so requested by the Board.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

**ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-29801

INTERMUNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-3296648**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer identification No.)*

**3280 Bayshore Boulevard
Brisbane, CA 94005**

(Address of principal executive offices, including Zip Code)

(415) 466-2200

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $0.001 par value	The NASDAQ Stock Market Inc.

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 29, 2007, the aggregate market value (based upon the closing sales price of such stock as reported on the NASDAQ Global Select Market on such date) of the voting and non-voting stock held by non-affiliates of the registrant was $246,424,189. Excludes an aggregate of 25,207,426 shares of the registrant's common stock held by officers and directors and by each person known by the registrant to own 5% or more of the registrant's outstanding common stock as of June 29, 2007. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant. As of February 29, 2008, the number of outstanding shares of the registrant's common stock was 39,032,577 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

INTERMUNE, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

ITEM 1. *BUSINESS*

Forward Looking Statements

This Annual Report on Form 10-K (the "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases.

We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include, among other things, statements which address our strategy and operating performance and events or developments that we expect or anticipate will occur in the future, including, but not limited to, statements about:

- product and product candidate development;
- the market or markets for our products or product candidates;
- the ability of our products to treat patents in our markets;
- timing and expectations of our clinical trials and when our products or product candidates may be marketed;
- opportunities to establish development or commercial alliances;
- governmental regulation and approval;
- requirement of additional funding to complete research and development and commercialize products;
- liquidity and sufficiency of our cash resources;
- future revenue, including those from product sales and collaborations, adequacy of revenue reserve levels, future expenses, future financial performance and trends;
- our future research and development expenses and other expenses; and
- our operational and legal risks.

You should also consider carefully the statements under "Item 1A. Risk Factors" below, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this Report, including those discussed in this Report under "Item 1A. Risk Factors" below. Because the factors referred to above, as well as the factors discussed in this Report under "Item 1A. Risk Factors" below, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. When used in this Report, unless otherwise indicated, "InterMune," "we," "our" and "us" refers to InterMune, Inc.

Overview

We are a biotech company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Pulmonology is the field of medicine concerned with the diagnosis and treatment of lung conditions. Hepatology is the field of medicine concerned with the diagnosis and treatment of disorders of the liver. We were incorporated in California in 1998 and reincorporated in Delaware in 2000 upon becoming a public company. During the past several years, we have reorganized our business by curtailing new investment in non-core areas and focusing our development and commercial efforts in pulmonology and hepatology. During 2005, we divested the Amphotec® (amphotericin B cholesteryl sulfate complex for injection) product as well as the oritavancin compound. Until December 2005, our revenue base was provided primarily from the sales of two products, Actimmune® (interferon gamma-1b) and Infergen® (consensus interferon alfacon-1). As part of our efforts to refocus our corporate strategy, we completed the sale of the Infergen product, including related intellectual property rights and inventory, to a wholly-owned subsidiary of Valeant Pharmaceuticals International ("Valeant") in December 2005, for approximately $120.0 million in cash, of which $6.5 million was attributed to the purchase of finished product inventory. As part of this transaction, we received a $2.1 million promissory note from Valeant due and paid to us in 2007 and may also receive up to approximately $20.0 million in clinical related contingent milestone payments beginning in 2007, of which $5.0 million has been received. Concurrent with the above transaction, we made the decision to significantly reduce our investment in field-based idiopathic pulmonary fibrosis ("IPF") disease awareness activities, which, when combined with the sale of our Infergen assets, led to a significant headcount reduction of approximately 160 full time equivalent employees. In October 2006, we entered into an Exclusive License and Collaboration Agreement (the "Collaboration Agreement") with Hoffmann-LaRoche Inc. and F. Hoffmann-LaRoche Ltd. (collectively, "Roche") to develop and commercialize products from our chronic hepatitis C virus ("HCV") protease inhibitor program, including our lead candidate compound ITMN-191. In October 2006, we also reached a comprehensive settlement with the government concerning promotional activities for Actimmune by former employees during a period that ended in June 2003. The settlement resolves all outstanding government investigations of InterMune without criminal sanctions. We agreed to pay a total of $36.9 million, plus 5% interest on the then outstanding principal balance, over a period of five years. As part of the settlement, we also entered into corporate integrity and deferred prosecution agreements with the government. Effective March 2007, as a result of disappointing clinical trial results and based upon the recommendation of the study's independent data monitoring committee ("DMC"), we discontinued further development of Actimmune for IPF. We then implemented a restructuring plan which led to further headcount reductions and total restructuring charges of approximately $10.2 million. Subsequent to the discontinuation of Actimmune for IPF, we now have the following key development programs in place: pirfenidone for IPF, the HCV protease inhibitor program and a new target in hepatology. We have sustained losses in every year since inception and, as of December 31, 2007, we had an accumulated deficit of $657.7 million.

Our total revenue, loss from continuing operations and net loss for each of the years ended, and our total assets as of December 31, 2007, 2006 and 2005 are summarized in the following table:

	2007	2006	2005
		(In thousands)	
Total revenue*	$ 66,692	$ 90,784	$110,496
Loss from continuing operations	(94,596)	(105,962)	(57,648)
Net loss	(89,602)	(107,206)	(5,235)
Total assets	262,445	257,583	266,242

* Total revenue for the year ended 2005 has been adjusted to reflect the reclassification of Infergen revenue into discontinued operations.

Approved Product

Our sole approved product is Actimmune, approved for the treatment of patients with severe, malignant osteopetrosis and chronic granulomatous disease ("CGD"). During 2005, our three approved products were Actimmune, Infergen, approved for the treatment of patients with compensated liver disease who have chronic HCV infections, and Amphotec, approved for the treatment of invasive aspergillosis. In May 2005, we sold the Amphotec product to Three Rivers Pharmaceuticals, LLC ("Three Rivers"). In December 2005, we sold the Infergen product to Valeant. For the years ended December 31, 2007, 2006 and 2005, Actimmune accounted for substantially all of our product revenue and substantially all of that revenue was derived from physicians' prescriptions for the off-label use of Actimmune in the treatment of IPF.

Product Development

Drug development in the United States is a process that includes several steps required by the United States Food and Drug Administration ("FDA"). The process begins with the submission of an Investigational New Drug Application ("IND") with the FDA, which if accepted by the FDA, allows for the opportunity for clinical study of the potential new medicine. Clinical development typically involves three phases of clinical trials prior to approval: Phase I, II and III. Within the pharmaceutical industry, clinical development takes approximately seven years of a drug's total development time. The FDA may require, or companies may pursue, additional clinical trials, known as Phase IV clinical trials, after a product is approved. The results of Phase IV clinical trials can confirm the effectiveness of a drug and can provide important safety information to supplement the FDA's voluntary adverse drug reaction reporting system. The most significant costs associated with clinical development are Phase III clinical trials, as they tend to be the longest and largest studies conducted during the drug development process. It is possible for a drug that appears promising in a Phase II clinical trial to fail in a more rigorous Phase III clinical trial.

In responding to a New Drug Application ("NDA"), a Biologic License Application, ("BLA"), or an NDA or BLA supplement, the FDA may grant marketing approval (i.e., a license), request additional information or refuse to approve the application if it determines that the application does not provide an adequate basis for approval.

We have an advanced-stage development pipeline in the pulmonology area and a research and development-stage pipeline in the hepatology area.

- ***Pulmonology***

In pulmonology, we are developing a single therapy for the treatment of IPF. IPF is a fatal disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to the deterioration and destruction of lung function. There is no FDA approved therapy for IPF. Although conclusive data does not exist, it is estimated that approximately 100,000 people suffer from IPF in the United States, with approximately 30,000 new cases developing each year.

We are currently developing one clinically advanced compound for the treatment of IPF, pirfenidone. Pirfenidone is an orally available small molecule. It may have activity in multiple fibrotic indications, and *in vitro* experiments show that it inhibits collagen synthesis, down-regulates profibrotic and proinflammatory cytokines and decreases fibroblast proliferation. In 2004, the FDA granted pirfenidone orphan drug status in the United States, and the EMEA granted pirfenidone orphan drug designation in the European Union, for the treatment of IPF. We have acquired worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases. Shionogi and Co. Ltd., or Shionogi, holds the rights to pirfenidone in Japan, Korea and Taiwan. Both we and Shionogi have undertaken clinical trials seeking to demonstrate that pirfenidone may positively affect lung function and disease progression in patients with IPF.

In December 2006, Shionogi reported positive results from its pivotal Phase III trial conducted in Japan evaluating pirfenidone for the treatment of patients with IPF. The trial was designed to evaluate a high-dose treatment regimen versus a placebo for 52 weeks. A low-dose treatment arm was also included. The Shionogi Phase III trial, in which 261 patients were enrolled and which used a measure of lung function called vital capacity, or VC, as the primary endpoint, showed that pirfenidone significantly slowed the worsening of the disease. Both the high-dose group and the low-dose group showed statistically significant positive results as compared to a placebo for the primary endpoint. Additionally, a statistically significant improvement was seen in progression-free survival, a key secondary endpoint, for the high-dose group compared to a placebo. In March 2007, Shionogi submitted an application to the Japanese Health Authorities for approval to market pirfenidone.

We have completed patient enrollment in our CAPACITY trials for pirfenidone. Our CAPACITY trials, which were initiated in April 2006, include two separate, concurrent Phase III trials conducted at 110 centers in North America and Europe. In May 2007, we completed enrollment of 779 patients with mild to moderate forms of IPF in the trials following our decision to refine and expand the CAPACITY program to include an increase in the number of patients enrolled and a lengthening of the treatment duration. We made these refinements based on the data from the Shionogi Phase III trial and the knowledge gained from the recently unblinded placebo arm of our INSPIRE trial for Actimmune. We began our CAPACITY trials following Shionogi's successful Phase II clinical trial in which pirfenidone was generally well tolerated, with the most frequent side effects reported being photosensitivity rash and gastrointestinal symptoms. The primary endpoint of our CAPACITY trials is lung function, as measured by change in forced vital capacity, or FVC, which is believed to be an important measure of disease progression in IPF. Our CAPACITY program is designed similarly to the Shionogi Phase III trial in that the maximum doses, on a mg/kg basis, are approximately the same and the primary endpoints (FVC versus VC) are expected to be clinically very similar. The CAPACITY trials are longer (72 weeks versus 52 weeks) than the Shionogi Phase III trial, which we anticipate will allow for better statistical power to detect the efficacy of pirfenidone. We anticipate that top-line results for the CAPACITY trials will be available January 2009.

We initiated a second Phase III clinical trial of Actimmune for the treatment of patients with mild to moderate IPF (otherwise known as the "INSPIRE" trial) in December 2003. Effective March 2007, we discontinued the Phase III INSPIRE trial based upon the recommendation of the study's independent DMC. In a planned interim analysis that included a total of 115 deaths, the DMC found the overall survival result crossed a predefined stopping boundary for lack of benefit of Actimmune relative to placebo. Among the 826 randomized patients, there was not a statistically significant difference between treatment groups in overall mortality (14.5% in the Actimmune group as compared to 12.7% in the placebo group). The adverse events associated with Actimmune therapy appeared generally consistent with prior clinical experience and most commonly involved constitutional symptoms. As a result of the negative INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million in 2006 related to the prepayment of inventory that we were expecting to receive in 2007 and 2008.

- ***Hepatology***

In hepatology, we are developing product candidates to provide expanded treatment options for patients suffering from HCV infection. According to the Centers for Disease Control and Prevention ("CDC") an estimated 3.9 million Americans have been infected with HCV, of whom 2.7 million are chronically infected. It is estimated that there are 170 million people worldwide afflicted with this disease. The primary mode of transmission of HCV is through contaminated blood. Despite the currently available therapies, interferon alphas and ribavirin, there is considerable need for the development of novel therapeutic approaches since approximately 50% of patients are not cured with these currently available therapies. Patients who are not cured can develop cirrhosis, liver failure and hepatocellular carcinoma.

Our lead compound in hepatology is ITMN-191, an orally available HCV protease inhibitor. We are currently conducting a Phase Ib clinical trial of this compound. We have focused on HCV proteases because of their involvement in viral replication and suppressive effects on host response to viral infection. Our HCV protease inhibitor program is being conducted under our exclusive license and collaboration agreement with Roche.

Preclinical toxicology and pharmacokinetic studies in multiple species suggest that ITMN-191 has attractive therapeutic characteristics for the treatment of HCV, including significant liver exposure, slow dissociation from the NS3/4A protease, high in vitro potency and specificity and an advantageous cross-resistance profile, including considerable effectiveness against variants of the NS3/4A protease that are resistant to other HCV protease inhibitors currently in development. Our preclinical pharmacokinetic results also support the exploration of twice-daily oral dosing.

In May 2007, we reported that ITMN-191 had completed dosing in a Phase Ia single ascending-dose, or SAD, trial in 64 healthy volunteers. No serious adverse events were reported in the SAD trial. All adverse events were classified as mild (CTCAE Grade 1), and no volunteers were discontinued due to an adverse event. The most common adverse events were gastrointestinal-related, were all classified as mild (CTCAE Grade 1), occurred predominantly in the highest dose cohort, appeared to be attenuated in the presence of food and rapidly resolved without intervention. No clinically significant laboratory abnormalities or ECG changes were reported. Plasma exposure was observed in all dosage cohorts. The doses given in this SAD trial ranged from less than 10% to many-fold higher than those planned to be given in the Phase 1b multiple ascending dose, or MAD, trial which began in September 2007. Subjects who were administered ITMN-191 with a meal demonstrated significantly higher plasma levels of ITMN-191 compared to subjects given the same dose of ITMN-191 without a meal.

In early 2007, we designed a Phase Ib MAD trial of ITMN-191 based on the preliminary safety data from the SAD trial. We later amended our Clinical Trial Authorization, or CTA, for our planned Phase Ib trial to take into consideration new information on the dosing and side effect profiles of competitive protease inhibitors, *in vitro* and preclinical data on ITMN-191 and the food effect that was observed in the Phase Ia trial. In September 2007, European regulatory authorities approved our amended CTA related to the Phase Ib clinical trial of ITMN-191. The Phase Ib MAD trial is designed to assess the effect on viral kinetics, viral resistance, pharmacokinetics, safety and tolerability of multiple ascending doses of ITMN-191 given as a monotherapy both two and three times per day. The Phase Ib clinical trial began in September 2007, and we anticipate that we will announce top-line viral kinetic and safety results from the first four treatment-naïve dose cohorts of the Phase Ib clinical trial at or before the EASL meeting and/or the Digestive Disease Week meeting, which meetings will take place in April and May of 2008, respectively.

- ***Ovarian Cancer***

We also were evaluating Actimmune in patients with ovarian cancer in a Phase III trial (otherwise known as the "GRACES" trial) evaluating the safety and efficacy of Actimmune in combination with standard of care chemotherapy in patients with advanced ovarian cancer. On February 2, 2006, we announced our decision to discontinue the GRACES trial. After reviewing the results of an analysis of progression free survival time and an interim analysis of overall survival time, an independent Data Safety Monitoring Board recommended the discontinuation of the ongoing post-treatment follow-up of patients in the study. This recommendation was based on a shorter overall survival time in patients who received Actimmune plus standard of care chemotherapy compared to patients who received standard of care chemotherapy alone.

- ***Other Assets***

Our oritavancin and Amphotec assets did not fit within our core focus areas of pulmonology and hepatology. Therefore, we divested these non-core assets during 2005.

Product Development Status

The following chart shows the status of our product development programs as of December 31, 2007:

	Preclinical	Phase I	Phase II	Phase III
Pulmonology				
Pirfenidone — Idiopathic pulmonary fibrosis (CAPACITY)				X
Anti-inflammatory/antifibrotic	X			
Hepatology				
ITMN-191 — Chronic hepatitis C program; protease inhibitor		X		
Next generation protease inhibitor	X			
Second Target in hepatology	X			

Our Strategy

We intend to use our current capital resources and any potential revenue provided by sales of Actimmune to fund the development of our advanced-stage pulmonology pipeline and our research and development-stage hepatology pipeline.

Our strategy for achieving these objectives include:

Focusing our Development Efforts in the Areas of Pulmonology and Hepatology. Historically, we have pursued development opportunities in the areas of pulmonology, hepatology, infectious disease and oncology. During 2003 and 2004, we narrowed our focus to development and commercial efforts in pulmonology and hepatology in order to more effectively compete, manage our resources and sustain our business. During 2005, we further narrowed our focus to three core development programs: Actimmune in IPF (which, effective March 2007, has been discontinued), pirfenidone in IPF and our protease inhibitors in hepatology.

Investing in Preclinical and Applied Research. We have a preclinical and applied research group which focuses its research in pulmonology and hepatology. The hepatology research program includes our protease inhibitor program for the treatment of hepatitis C as well as a second small molecule program in hepatology. This group seeks to characterize mechanisms of action and biological, toxicology and pharmacology profiles of our product development candidates.

Obtaining FDA Approval for our Compounds in Pulmonology and Hepatology. We are developing pirfenidone and our protease inhibitors for diseases for which preclinical studies and clinical trials have shown evidence that they may be potentially effective treatments. We believe that pirfenidone may have potential as a treatment for IPF. We also believe that our protease inhibitors may have potential to treat patients with HCV infections.

Establishing Appropriate Alliances. We believe that we have significant opportunities to achieve additional revenue and to offset expenses by establishing appropriate development or commercial alliances in pulmonology and hepatology. Such alliances may help us accelerate our development efforts, offset our expenses and mitigate our risks. We have entered into a Collaboration Agreement with Roche to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191

Evaluating Appropriate Product Acquisition Candidates. We continue to evaluate appropriate product acquisition candidates that we believe could complement our existing pulmonology and hepatology portfolios.

Approved Product

Our sole approved product is Actimmune which is approved by the FDA only for the treatment of two rare congenital disorders: CGD and severe, malignant osteopetrosis. Actimmune is also approved for these indications by the health authorities in numerous other countries.

Chronic granulomatous disease. CGD is a life-threatening congenital disorder that causes patients, primarily children, to be vulnerable to severe, recurrent bacterial and fungal infections. This results in frequent and prolonged hospitalizations and commonly results in death. In 1990, Actimmune was approved by the FDA for reducing the frequency and the severity of serious infections associated with CGD, and is the only FDA approved drug for this disease.

Severe, malignant osteopetrosis. Severe, malignant osteopetrosis is a life-threatening, congenital disorder that primarily affects children. This disease results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. In 2000, Actimmune was approved by the FDA for delaying time to disease progression in patients with severe, malignant osteopetrosis, and is the only FDA approved drug for this disease.

We have the exclusive rights to develop and commercialize Actimmune for a broad range of diseases in the United States, Canada and Japan. We have an agreement with Boehringer Ingelheim ("BI") in connection with the development and commercialization of interferon gamma-1b in Europe and the rest of the world under the trade name Imukin®. See "License and Other Agreements." Substantially all of our revenue from sales of Actimmune has been derived from off-label uses of Actimmune rather than the treatment of osteopetrosis or CGD.

Development Programs

Pulmonology

We are developing pirfenidone for the treatment of IPF.

Idiopathic Pulmonary Fibrosis.

IPF is a disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to their deterioration and destruction. The cause of IPF is unknown. The prognosis is poor for patients with IPF, which occurs primarily in persons 40 to 70 years old. Based on the published literature, median survival time from diagnosis is two to five years in patients with IPF, and most patients die from complications associated with IPF. Although conclusive data does not exist, it is estimated that approximately 100,000 people suffer from IPF in the United States, approximately one-half of whom have mild to moderate disease severity. There is no FDA approved therapy available for the treatment of IPF.

Actimmune for Idiopathic Pulmonary Fibrosis. We were developing Actimmune for the treatment of IPF. We reported data from our first Phase III clinical trial of Actimmune for the treatment of IPF (GIPF-001) in August 2002. Although this trial failed to meet its primary and secondary endpoints, it provided us with information regarding the disease, appropriate clinical endpoints and the treatment effect of Actimmune on patients. Based on analysis of this data, we initiated a second Phase III clinical trial of Actimmune for the treatment of IPF (GIPF-007, or the "INSPIRE" trial) in December 2003. Effective March 2007, we discontinued the Phase III INSPIRE trial based upon the recommendation of the study's independent DMC.

Pirfenidone for Idiopathic Pulmonary Fibrosis and Hermansky-Pudlak Syndrome.

Pirfenidone, which may have activity in multiple fibrotic indications, is currently in clinical development for the treatment of IPF and for pulmonary fibrosis associated with Hermansky-Pudlak Syndrome ("HPS"), a fatal, fibrotic lung disease caused by genetic factors for which there is no FDA approved therapy. Pirfenidone is an orally active, small molecule drug that appears to inhibit collagen synthesis, down-regulate production of multiple cytokines and block fibroblast proliferation and stimulation in response to cytokines. In May 2003, we concluded a 55-patient, proof-of-concept Phase II clinical trial of pirfenidone in IPF. We stopped this trial early to expedite the collection of preliminary safety and efficacy data and our assessment of whether these data support pirfenidone as a product candidate with potential benefits to IPF patients.

In 2004, we completed the data analysis and preclinical work necessary to design and conduct a pirfenidone registration program for IPF. In May 2005, the American Journal of Respiratory and Critical Care Medicine (AJRCCM) published results from a double-blind, randomized, placebo-controlled Phase II trial evaluating pirfenidone for the treatment of patients with IPF. This 107 patient study with a planned 12 month treatment period was conducted in Japan by Shionogi and was terminated after only nine months based on the recommendation of an independent Data Safety Monitoring Board following an interim analysis. This analysis suggested favorable effects of pirfenidone on acute exacerbations and other efficacy parameters. In December 2006, Shionogi reported positive results of their Phase III clinical trial of patients with IPF who were treated with pirfenidone and in March 2007, submitted an application to the Japanese Health Authorities for approval to market pirfenidone. This Phase III clinical trial was conducted in Japan.

We have completed patient enrollment in our CAPACITY trials. Our CAPACITY trials, which were initiated in April 2006, include two separate, concurrent Phase III trials conducted at 110 centers in North America and Europe. In May 2007, we completed enrollment of 779 patients with mild to moderate forms of IPF in the trials following our decision to refine and expand the CAPACITY program to include an increase in the number of patients enrolled and a lengthening of the treatment duration. We made these refinements based on the data from the Shionogi Phase III trial and the knowledge gained from the recently unblinded placebo arm of our INSPIRE trial for Actimmune. We began our CAPACITY trials following Shionogi's successful Phase II clinical trial in which pirfenidone was generally well tolerated, with the most frequent side effects reported being photosensitivity rash and gastrointestinal symptoms. The primary endpoint of our CAPACITY trials is lung function, as measured by change in FVC, which is believed to be an important measure of disease progression in IPF. Our CAPACITY program is designed similarly to the Shionogi Phase III trial in that the maximum doses, on a mg/kg basis, are approximately the same and the primary endpoints (FVC versus VC) are expected to be clinically very similar. The CAPACITY trials are longer (72 weeks versus 52 weeks) than the Shionogi Phase III trial, which we anticipate will allow for better statistical power to detect the efficacy of pirfenidone. We anticipate that top-line results for the CAPACITY trials will be available in January 2009.

In 2004, the FDA and the EMEA granted pirfenidone orphan drug designation for the treatment of IPF. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. This designation provides seven years of market exclusivity in the United States upon the FDA's first approval of the product for the orphan designation provided that the sponsor complies with certain FDA specified conditions. EMEA orphan drug designation provides for ten years of market exclusivity in the European Union.

We are also supporting the development of pirfenidone for HPS by providing free pirfenidone drug product to the National Institute of Health ("NIH") for its continuing Phase III clinical work on HPS.

Next-Generation Interferon Gamma

We had a license and collaboration agreement with Maxygen Holdings Ltd., a wholly owned subsidiary of Maxygen, Inc. ("Maxygen"), to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune. Effective July 2007, we have terminated this agreement.

Hepatology

Our second area of focus is developing therapeutics in the area of hepatology. Our development efforts in hepatology are currently directed at expanding treatment options for patients suffering from HCV infections. Prior to the end of 2005, we were focusing our hepatology efforts on the pegylated interferon non-responder population. We have now decided to focus our investments on small molecules, the first of which is our protease inhibitor program which we believe could have a broad application in the overall HCV patient population.

Protease Inhibitor Program

We have a preclinical research program in the hepatology area. In September 2002, we entered into a drug discovery collaboration agreement with Array BioPharma, Inc. ("Array") to discover novel small molecule protease inhibitors for the treatment of hepatitis C. In late 2004, we amended the Array agreement to provide for the acquisition of certain intellectual property rights from Array. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target and have since terminated that agreement, although we continue to conduct research on this new hepatology target.

Results from scientific studies presented at the Digestive Disease Week medical conference in May 2005 have identified protease inhibitors as a promising therapeutic class. In 2005, we presented several abstracts demonstrating high potency, favorable pharmacokinetics, including uptake into the liver, and encouraging tolerability for our two lead oral HCV protease inhibitor compounds. In the third quarter of 2005, we chose "ITMN-191" (formerly known as ITMN B) as our lead compound and have advanced this compound through toxicology and other clinical trial authorization-enabling studies. We submitted a Clinical Trial Authorisation ("CTA") with the French Medicinal and Biological Products Evaluation Directorate for this lead compound during the third quarter of 2006. In addition, we are pursuing research related to other small molecules for follow-on compounds to ITMN-191 as well as second-generation protease inhibitors. Under the Collaboration Agreement with Roche, we are collaborating to develop and commercialize products from our HCV protease inhibitor program, including our lead candidate compound ITMN-191, which entered Phase Ia clinical trials late in 2006 and a Phase Ib clinical trial in September 2007, and novel second-generation HCV protease inhibitors.

Other Assets

The oritavancin and Amphotec assets did not fit within our core focus areas of pulmonology and hepatology. Therefore, we divested these assets during 2005. We also discontinued our Phase III clinical trial of Actimmune for the treatment of ovarian cancer.

Divesture of Oritavancin

Oritavancin is a semi-synthetic glycopeptide antibiotic in development for the treatment of a broad range of infections caused by gram-positive bacteria, including those resistant to other glycopeptides. Oritavancin has demonstrated the ability to kill most strains of gram-positive bacteria, while other glycopeptides and many other agents merely suppress them. Oritavancin may be effective in the treatment of a range of infections caused by gram-positive bacteria.

In two Phase III clinical trials with oritavancin for the treatment of complicated skin and skin-structure infections ("CSSSIs"), oritavancin achieved the primary efficacy endpoint and demonstrated that oritavancin was as effective as the comparator regimen of vancomycin followed by cephalexin, which is a commonly used regimen. However, the FDA requested an additional clinical safety study be completed prior to the submission of a New Drug Application, or NDA, for oritavancin for the treatment of CSSSIs. In December 2005, we sold our worldwide rights to oritavancin to Targanta Therapeutics ("Targanta"). The terms of the agreement included upfront and potential clinical related milestone payments of up to $9.0 million, of which $4.0 million has been received through December 31, 2007. We also received a convertible promissory note that, assuming certain clinical milestones were achieved, could have been valued at up to $25.0 million in principal amount from Targanta, which note was initially secured by the oritavancin assets. Upon the achievement by Targanta of certain corporate objectives, the notes were designed to convert into capital stock of Targanta, subject to certain limitations in the amount of voting stock that we may hold. Effective February 2007, these objectives were met by Targanta and, upon conversion of the promissory note, we received approximately 1.7 million shares of Targanta Series C preferred stock in exchange for the convertible promissory note. In October 2007, Targanta completed an initial public offering of its common stock at a price of $10.00 per share. Upon completion of the offering, our investment in Targanta was automatically converted into approximately 3.0 million shares of Targanta common stock and warrants to purchase approximately 0.1 million additional shares of Targanta common stock. These shares are currently restricted for resale and are subject to a lock-up agreement that expires April 2008. In connection with the 2005 sale of worldwide rights, Eli Lilly & Company ("Eli Lilly") waived its right to collect a $10.0 million milestone payment which had previously been accrued by us. We also received a seat on the Targanta board of directors from which we resigned effective December 31, 2007.

Divesture of Amphotec

Amphotec is an FDA approved lipid-form of amphotericin B indicated for the treatment of invasive aspergillosis in patients where renal impairment or unacceptable toxicity precludes the use of amphotericin B deoxycholate in effective doses, and in patients with invasive aspergillosis where prior amphotericin B deoxycholate has failed. Systemic fungal infections that do not respond to initial treatment with standard antifungal treatment regimens are typically treated with amphotericin B, the active ingredient in Amphotec. This product is approved in the United States under the name Amphotec and in more than 40 other countries under the name Amphocil. In 2004, we announced our intent to divest Amphotec and in May 2005, we sold Amphotec to Three Rivers for cash consideration. In accordance with our agreement with Three Rivers, we may receive contingent payments based on Three Rivers meeting future specified sales targets of Amphotec. The first of these sales targets was met and we received $0.5 million from Three Rivers in the first quarter of 2007.

Discontinuation of Actimmune Trial for Ovarian Cancer.

We were conducting the GRACES trial, which was an 847-patient Phase III clinical trial of Actimmune in combination with carboplatin and paclitaxel for the first-line treatment of ovarian cancer in women who have undergone surgical resection. On February 2, 2006, we announced our decision to discontinue the GRACES trial evaluating the safety and efficacy of Actimmune in combination with standard of care chemotherapy in patients with advanced ovarian cancer. After reviewing the results of an analysis of progression free survival time and an interim analysis of overall survival time, an independent Data Safety Monitoring Board recommended the discontinuation of the ongoing post-treatment follow-up of patients in the study. This recommendation was based on a shorter overall survival time in patients who received Actimmune plus standard of care chemotherapy compared to patients who received standard of care chemotherapy alone. As a result, we do not intend to conduct further development of Actimmune for the treatment of ovarian cancer.

License and Other Agreements

Roche License and Collaboration Agreement (Protease Inhibitors)

In October 2006 we entered into a Collaboration Agreement with Roche. Under the Collaboration Agreement, we agreed to collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound ITMN-191, which entered Phase 1a clinical trials late in 2006 and phase 1b clinical trials during the third quarter of 2007. We also agreed to collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

Under the terms of the Collaboration Agreement, we agreed to conduct Phase I studies for ITMN-191, and thereafter Roche agreed to lead clinical development and commercialization. Upon closing, we received an upfront payment of $60.0 million from Roche. In addition, assuming successful development and commercialization of ITMN-191 in the United States and other countries, we could potentially receive up to $470.0 million in milestone payments. One milestone payment of $10.0 million was received in January 2007, which was not deemed to be substantially at risk at the execution of the Collaboration Agreement. Therefore, the upfront payment of $60.0 million and this $10.0 million milestone payment have been deferred and are being recognized ratably as collaboration revenue over the estimated life of the Collaboration Agreement and our continuing involvement. All further milestone payments, of which a $10.0 million milestone was received in June 2007, have been assessed as substantially at-risk at the initiation of the agreement and will be recognized as revenue when and if these milestones are achieved, as defined in the Collaboration Agreement. Roche agreed to fund 67% of the global development costs of ITMN-191 and, if the product is approved for commercialization by the FDA, we agreed to co-commercialize the product in the United States and share profits on a 50-50 basis with Roche. We are entitled to receive royalties on any sales of the product outside of the United States. We have the right to opt-out of either co-development and/or co- commercialization of ITMN-191 in exchange for higher royalties on sales outside of the United States, and royalties instead of profit sharing in the United States. The economic terms for ITMN-191 could also apply to additional compounds that we and Roche develop under the Collaboration Agreement.

Genentech, Inc. License Agreement (Actimmune)

In 1998, we obtained a license from Genentech, Inc. ("Genentech") for patents relating to Actimmune. The license from Genentech terminates on the later of May 5, 2018 or the date that the last of the patents licensed under the agreement expires. Our licensed Actimmune rights include exclusive and non-exclusive licenses. The exclusive licenses include the right to develop and commercialize Actimmune in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive licenses include the right to make or have made Actimmune for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with CGD or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to Actimmune in Japan and other countries. In addition, we received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the BI agreement discussed below. Under the Genentech license, we pay Genentech royalties on the revenue from sales of Actimmune, and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a BLA with the FDA for approval to market Actimmune for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune. We had made royalty payments of approximately $74.8 million in the aggregate, but no milestone payments, under this agreement through December 31, 2007. If all of the milestones under this agreement are achieved, we would be required to make further milestone payments of $3.2 million. We must satisfy specified diligence obligations under the agreement with Genentech to maintain our license from Genentech. Our rights to certain therapeutic uses for Actimmune under this agreement could revert to Genentech if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

Boehringer Ingelheim International GmbH (Imukin)

In 2001, we formed a collaboration with BI to clinically develop and seek regulatory approval for interferon gamma-1b, the active ingredient in Actimmune, in certain diseases, and to commercialize a liquid formulation of interferon gamma-1b under one or more of BI's trade names, including Imukin, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties may seek to develop and obtain regulatory approval for the use of Imukin in the treatment of a variety of diseases, including IPF, ovarian cancer, CGD and osteopetrosis. The agreement provides that in return for our funding and managing clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement, BI will pay us royalties on sales of the product when it meets a specified minimum sales level. BI has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which BI does not do so. If we opt to promote the product in those countries or for those new diseases for which BI does not, we will pay royalties to BI on sales of the product in those countries and/or for those new diseases. We had neither paid nor received any royalties under this agreement through December 31, 2007, and there are no milestone payments under this agreement. The agreement will expire, on a country-by-country basis, upon expiration of the parties' royalty obligations in each country covered by the agreement. Such royalty obligations generally expire fifteen years after regulatory approval of Imukin for certain specified indications in the relevant country. If no such regulatory approvals are granted in a particular country, the royalty obligations in such country will expire in 2016. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the other party or for the insolvency of the other party. In addition, we have the right to terminate the agreement with respect to certain countries at any time subsequent to regulatory approval for IPF.

Connetics Corporation (acquired by Stiefel Laboratories, Inc.) (Actimmune)

Through an assignment and option agreement with Connetics, we paid Connetics $5.7 million to acquire rights to Actimmune and are obligated to pay to Connetics a royalty of 0.25% of our net United States sales for Actimmune until our net United States sales cumulatively surpass $1.0 billion. Above $1.0 billion, we are obligated to pay a royalty of 0.5% of our net United States sales of Actimmune. Through a separate purchase agreement, we paid Connetics $0.4 million to acquire rights related to scleroderma and are obligated to pay Connetics a royalty of 4.0% on our net revenue from sales of Actimmune for the treatment of scleroderma. We had made royalty payments of approximately $1.6 million in the aggregate through December 31, 2007. There are no milestone payments pursuant to this agreement.

Amgen Inc. (Infergen, PEG-Alfacon-1 and Interferon Gamma)

In 2001, we entered into a licensing and commercialization agreement with Amgen through which we obtained an exclusive license in the United States and Canada to Infergen and the rights to an early stage program to develop a pegylated form of Infergen PEG-Alfacon-1. Infergen is currently approved in both the United States and Canada to treat chronic HCV infections. Under the agreement, we had the exclusive right to market Infergen and clinically develop it for other indications in the United States and Canada. In December 2004, we amended our licensing and commercialization agreement with Amgen to remove certain non-competition restrictions on Amgen with respect to alpha interferons in exchange for a specified reduction in the royalties payable by us to Amgen on Infergen sales should Amgen engage in certain competitive activities as well as Amgen's consent to transfer the manufacturing of Infergen to a new supplier. (See section entitled "Manufacturing" below). We initially paid Amgen $29.0 million for up-front license and other fees and milestones with respect to our license, and had been obligated to pay royalties on sales of Infergen. In March 2003, we commenced a Phase I clinical trial for PEG-Alfacon-1, which required us to make a $1.5 million milestone payment to Amgen pursuant to the terms of the agreement. We had made royalty and milestone payments of approximately $41.0 million under this agreement in the aggregate through December 31, 2005. These rights and obligations with respect to Infergen under the agreement have been assumed by Valeant as part of our sale of the Infergen product to Valeant in December 2005. We have discontinued development of PEG-Alfacon-1.

Marnac, Inc./KDL GmbH (Pirfenidone)

In 2002, we licensed from Marnac, Inc. ("Marnac") and its co-licensor, KDL GmbH ("KDL"), their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Under the agreement terms, we received an exclusive license from Marnac and KDL in exchange for an up-front cash payment of $18.8 million and future milestone and up to 9% royalty payments. During the third quarter of 2007, we recorded a $7.5 million expense for such milestone payments, which are based on the progress of clinical development of pirfenidone. If all of the milestones under this agreement had been achieved, we would have been required to make milestone payments of $14.5 million. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Under the terms of the asset purchase agreements, we made acquisition payments of approximately $13.7 million, which includes the $7.5 million expense recorded in the third quarter of 2007 relating to the 2002 license agreement. Contingent acquisition payments of up to an additional $53.5 million would be made by us only if positive Phase III data and registration in the United States and European Union are achieved. The asset purchase agreements do not affect the rights to pirfenidone in Japan, Korea and Taiwan, which rights are licensed by Marnac and KDL to Shionogi. Since the original 2002 license agreement has been effectively terminated as a result of our acquisition of such pirfenidone-related assets from Marnac and KDL, we no longer have milestone or royalty obligations thereunder.

Novartis Corporation (Small Molecule Therapeutics)

In 2004, we entered into a license agreement with Chiron Corporation (which was acquired by Novartis Corporation) which granted us the right to discover, develop and commercialize small molecule therapeutic agents against certain HCV targets that are covered by patents owned by Novartis. In consideration for this license, we paid Novartis a nonrefundable fee of approximately $0.4 million in 2004 and are required to make milestone payments based on the clinical progress of ITMN-191. In 2006, we expensed $0.5 million upon initiation of the Phase Ia clinical trials for ITMN-191. Assuming that all of the remaining milestones under this agreement are achieved, we will be required to make milestone payments of $4.5 million. In addition, Novartis is entitled to receive royalties on future product sales.

Array BioPharma Inc. (Small Molecule Therapeutics)

In 2002, we entered into a drug discovery collaboration agreement to create small molecule therapeutics targeting hepatitis with Array. Under that agreement, we fund drug discovery research conducted by Array during the research term based on the number of Array scientists working on the research phase of the agreement and we are responsible for all development and commercialization. Though the research phase of the agreement expired in June 2007, Array will continue to be entitled to receive milestone payments under the agreement based on the selection and progress of clinical drug candidates, as well as low single-digit royalties on net sales of products derived from the collaborative efforts. In addition, in December 2004, the agreement was amended to provide a mechanism for us to purchase certain intellectual property rights arising from the collaboration. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target and have since terminated that agreement, although we continue to conduct research on this new hepatology target.

Assuming that all of the remaining milestones under these agreements are achieved, we will be required to make milestone payments of $8.5 million. Total research and development expenses related to this agreement were $1.3 million, $10.2 million and $7.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in the $10.2 million in 2006 is a $0.5 million milestone payment for the initiation of the Phase Ia clinical trial for ITMN-191.

Shearwater Corporation (PEG-Alfacon-1)

In June 2002, we entered into a development, license and manufacturing agreement with Shearwater Corporation ("Shearwater"), a wholly-owned subsidiary of Nektar Therapeutics, to access Shearwater's pegylation technology in order to develop a pegylated version of Infergen. Under the terms of the agreement, we received a co-exclusive license with Maxygen from Shearwater in exchange for an up-front payment of $500,000 and future milestone and royalty payments. We terminated this agreement in June 2006 and had paid $250,000 in milestone payments, but no royalty payments, under this agreement in the aggregate through the date of termination.

Maxygen Holdings Ltd. (Next-Generation Interferon Gamma)

We had a license and collaboration agreement with Maxygen to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune. If preclinical data provided compelling proof of concept for a longer-acting interferon gamma compound, our plan would have been to take forward into clinical development selected protein-modified interferon gamma product candidates created by Maxygen that met these criteria. We had funded Maxygen's optimization and development of these next-generation interferon gamma products and retained exclusive worldwide commercialization rights for all human therapeutic indications. Our diligence obligations included a minimum level of clinical development expenditures for an initial period of time, as well as the general obligation to use commercially reasonable efforts to clinically develop, seek regulatory approval for and commercialize a product in specified major market countries. The agreement terms included up-front license fees and full research funding, as well as development and commercialization milestone payments, which were payable based on the progress of our clinical development program for next-generation interferon gamma products and the achievement of certain sales targets with respect to such products. We had made payments of approximately $9.7 million under this agreement in the aggregate through December 31, 2007, including approximately $0.1 million in the last three years. Effective July 2007, we have terminated this agreement.

Eli Lilly & Company (Oritavancin)

In 2001, we entered into an asset purchase and license agreement with Eli Lilly pursuant to which we acquired worldwide rights to oritavancin. We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound.

ALZA Corporation (Amphotec)

In 2001, we entered into a product acquisition agreement with ALZA Corporation, now a subsidiary of Johnson & Johnson, in which we acquired the rights to Amphotec. We had made royalty payments of approximately $1.3 million, but no milestone payments, under this agreement in the aggregate through December 31, 2005. We assigned this agreement to Three Rivers in May 2005 in connection with Three Rivers' purchase of the Amphotec product.

Manufacturing

We contract with qualified third-party manufacturers to produce our products and product candidates. This manufacturing strategy enables us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure.

Boehringer Ingelheim Austria GmbH (Actimmune)

In January 2000, we entered into an agreement with BI for the clinical and commercial supply of Actimmune. The agreement, which had been amended from time to time, generally provided for the exclusive supply by BI and exclusive purchase by us of Actimmune. This contractual obligation to BI was denominated in euros. Prior to the failure of the INSPIRE trial, we had future purchase obligations of approximately $91.6 million. Given the fact that the Phase III INSPIRE trial was unsuccessful and was discontinued in March 2007, we entered into a termination agreement ("Termination Agreement") with BI. The Termination Agreement provides for the termination of the existing supply agreement dated January 2000, as amended, for the clinical and commercial supply of Actimmune conditioned upon and coincident with the entry by us and BI into a new agreement for the clinical and commercial supply of Actimmune. In consideration of the entry into the Termination Agreement, we incurred approximately $6.8 million in termination expenses during the second quarter of 2007, which have been included in restructuring charges in our consolidated statement of operations. Pursuant to the Termination Agreement and new supply agreement, we eliminated $91.6 million in future purchase commitments for Actimmune for the years 2007 to 2012. On June 29, 2007, InterMune and BI entered into a new agreement for the clinical and commercial supply of Actimmune ("Supply Agreement"). Under the terms of the new Supply Agreement, we are not required to make any minimum annual purchase commitments and BI is not required to commit to reserving any minimum annual capacity for the manufacture of Actimmune. On a going forward basis, the product will be purchased based upon a rolling forecast. The new Supply Agreement is effective as of June 29, 2007 and will expire on December 31, 2012. If BI is not able to supply all of our requirements for Actimmune, we may choose an additional manufacturer. However, we are not entitled to seek such a secondary source until BI has informed us of its unwillingness or inability to meet our requirements. Either party has the right to terminate the Supply Agreement if the other party materially breaches its obligations thereunder. In addition, we have the right to terminate the Supply Agreement immediately in the event that health authorities prevent distribution of Actimmune for all indications.

Amgen Inc. (Infergen)

As part of our 2001 license agreement with Amgen under which we licensed Infergen, we entered into a manufacturing and supply arrangement under which Amgen was obligated to manufacture and supply our requirements of Infergen for our sales in the United States and Canada. We assigned this agreement to Valeant in December 2005 in connection with Valeant's purchase of the Infergen product.

Boehringer Ingelheim Austria GmbH (Infergen)

On November 3, 2005, we entered into an agreement with BI for the future clinical and commercial supply of Infergen. The agreement generally obligated BI to supply exclusively to us, and for us to purchase exclusively from BI, bulk Infergen as well as the finished forms of Infergen that are currently marketed. Amgen will remain the manufacturer for Infergen until the transfer of the manufacturing process from Amgen to BI is completed and until BI is approved by the FDA as a manufacturer of Infergen. Prior to and upon execution of the agreement, we made payments to BI of approximately $16.8 million. We assigned this agreement and all future rights and obligations thereunder to Valeant as part of the sale of the Infergen product to Valeant in December 2005.

Cardinal Health PTS, Inc. (oritavancin and pirfenidone)

In 2003, we entered into an agreement with Cardinal Health PTS, Inc. ("Cardinal Health") to supply us with oritavancin drug product. We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound. Cardinal Health also formulates and encapsulates the active pharmaceutical ingredient ("API") in the manufacturing process for pirfenidone.

ACIC Fine Chemical, Inc. and Signa C.V. (pirfenidone)

On May 13, 2004 we entered into a purchase agreement with ACIC Fine Chemicals Inc. ("ACIC") to supply us with a finite amount of API for manufacturing of pirfenidone. Under a separate agreement with Signa C.V. ("Signa"), ACIC sub-contracts the actual manufacturing of this finite amount of API for pirfenidone to Signa. We acquire the API for pirfenidone from ACIC on a purchase order basis under the agreement. We are not obligated to purchase any minimum amount of product under this agreement.

Abbott Laboratories, Inc. (oritavancin)

In 2001, we entered into an agreement with Abbott Laboratories, Inc. ("Abbott") to provide the bulk manufacturing of oritavancin active pharmaceutical ingredient (oritavancin API). We assigned this agreement to Targanta in December 2005 in connection with Targanta's purchase of the oritavancin compound.

Ben Venue Laboratories Supply Agreement (Amphotec)

We assumed a manufacturing and supply agreement with Ben Venue Laboratories, Inc. ("Ben Venue") dated as of January 1, 1993 for the manufacture of Amphotec. We assigned this agreement to Three Rivers in May 2005 in connection with Three Rivers' purchase of the Amphotec product.

Patents and Proprietary Rights

Based on our own internal research efforts, we have filed numerous patents relating to the use of interferons to treat a variety of diseases in the areas of pulmonology, hepatology and oncology. In addition, we have filed for patents on a number of small molecules in hepatology and pulmonology.

Actimmune

We have acquired an exclusive license under certain Genentech patents to develop, use and sell interferon gamma-1b, the active ingredient in Actimmune, in particular fields in the United States, Canada and Japan under our license agreement with Genentech. This license agreement covers more than 12 United States patents and related foreign patents and/or patent applications filed in Japan and Canada. Certain of the United States patents covering DNA vectors and host cells relating to interferon gamma-1b have expired in 2005 and in 2006 without material impact to our business. In addition, a United States patent relating to the composition of interferon gamma-1b expires in 2014. Other material United States patents expire between 2009 and 2013. Under the Genentech license, we pay Genentech royalties on the sales of Actimmune, and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a BLA with the FDA for approval to market Actimmune for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune. Two United States composition-of-matter patents acquired from Amgen covering interferon-gamma analogs, including interferon gamma-1b, expire in 2022.

Pirfenidone

In 2002, we licensed from Marnac and its co-licensor KDL their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Among the patents we purchased under the asset purchase agreements are U.S. Patent Nos. 5,310,562; 5,962,478; 6,090,822, 6,300,349 and related foreign equivalents. When U.S. Patent No. 5,310,562 expires in 2011, we will not be able to use this patent to block others from marketing pirfenidone for the treatment of fibrotic disorders in the United States. For a description of certain intellectual property issues relating to this license, please see "Item 1A. Risk Factors-Over time, we will lose our ability to rely on the intellectual property we currently own to prevent competing products, which may impair our ability to generate revenue" below.

Protease Inhibitors

In late 2004, we purchased from Array certain co-ownership rights in patents relating to our protease inhibitor program such that we hold exclusive ownership rights in the patent applications and issued patents covering the products arising out of our collaboration with Array.

Other Intellectual Property

We hold additional intellectual property in our core therapeutic areas. For example, we have filed numerous patent applications relating to the use of interferons and small molecules for the treatment of various diseases in the areas of pulmonology, HCV and oncology. To date, none of these patent applications have issued.

Competition

Actimmune for CGD and Severe Malignant Osteopetrosis

Actimmune is the only FDA approved therapy for CGD and severe, malignant osteopetrosis and we are not aware of any competitive products available or in development for these indications. However, in general, our products and product candidates face competition from other currently available or development-stage therapies.

Pirfenidone for IPF

There is no FDA approved therapy available for the treatment of IPF. We believe that the primary competition for pirfenidone, if approved by the FDA for the treatment of IPF, will initially consist of products that are approved for other indications and for which clinical development for IPF is contemplated or underway, such as Gleevec® and Tracleer®. In 2007, a Phase III clinical trial for Tracleer has been initiated.

Protease Inhibitor for HCV

In the field of hepatology there are multiple drug candidates in development for hepatitis C, including immunomodulators, synthetic interferons, ribavirin analogs, protease inhibitors, polymerase inhibitors, viral budding inhibitors, monoclonal antibodies and RNAi knockdown techniques. In the field of HCV protease inhibitors, several other companies have protease inhibitor drugs in development, including Schering-Plough Corporation, Gilead Sciences, Merck & Co., Pfizer, Inc., GlaxoSmithKline, Vertex Pharmaceuticals, Inc. and Tibotec, Inc. Many of these companies have substantially greater financial, technical and human resources than we do, have a significant lead in terms of timing of clinical development, and are more experienced in the development of new drugs than we are.

Commercial Operations, Product Distribution and Medical Affairs

Reorganization of Commercial Operations

In connection with the divestiture of Infergen, we also made significant reductions in our commercial operations in late 2005, including a significant reduction in our field-based IPF disease awareness activities. We plan to rebuild a commercial presence in the future if and when Phase III data from the research and development pipeline warrant that investment. We continue to have a strategic marketing group that will continue to support the supply and reimbursement of Actimmune for its labeled indications, CGD and severe, malignant osteopetrosis. This group is also responsible for strategic planning in preparation for the potential launch of pirfenidone for the treatment of IPF.

Product Distribution

In the United States, Actimmune is sold primarily to distributors and specialty pharmacies who distribute directly to patients. During the year ended December 31, 2007, the primary specialty pharmacies and distributors for Actimmune were CuraScript, Inc. (formerly Priority Healthcare, Inc.), Caremark, Inc. and Merck Medco, which accounted for 48%, 23% and 12%, respectively, of our total net product sales.

Co-Promotion

On March 26, 2004, we entered into an agreement with Baxter Healthcare Corporation ("Baxter") under which we co-promoted Baxter's product Aralast® in the United States for the treatment of patients with hereditary emphysema. Under this agreement, we were compensated by Baxter based upon a percentage of Aralast sales. We were required to make a certain minimum number of visits to physicians' offices on an annual basis to discuss Aralast, and among those visits a certain minimum number were required to be to offices of pulmonologists. We terminated this agreement with Baxter in December 2005 in connection with the decision to significantly reduce our field-based IPF disease awareness activities.

Medical Affairs

We have a Medical Affairs Department that maintains current, scientific-based information about pulmonology and hepatology for the benefit of heath care providers, patients and caregivers, as well as our employees. Other functions of our Medical Affairs Department are medical education, medical information, publications and administration.

Sales by Geographic Region

Our total revenue by region for the years ended December 31, was as follows (in thousands):

	2007	2006	2005
United States	$53,321	$90,185	$110,017
Rest of the world	13,371	599	479
Totals*	$66,692	$90,784	$110,496

* Total revenue for the year ended 2005 has been adjusted to reflect the reclassification of Infergen revenue into discontinued operations.

Governmental Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as biologics or drugs by the FDA.

The EMEA, or European Medicines Agency, is a centralized body of the European Union whose main responsibility is the protection and promotion of public health through the evaluation and supervision of medicines for human use. The EMEA coordinates the evaluation and supervision of medicinal products throughout the 25 European Union member states in a network of 42 national competent authorities.

The process required by the FDA before our potential products, or previously approved products to be marketed for the treatment of new diseases in the United States generally involves the following:

- preclinical laboratory and animal tests;
- submission of an IND, which must become effective before clinical trials may begin;
- adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and
- FDA approval of a new BLA, a new NDA, or a BLA or NDA supplement.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any new approvals for our products will be granted on a timely basis, if at all.

Prior to commencing a clinical trial in the U.S., we must submit an IND to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the application. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence such a clinical trial. Further, an independent institutional review board ("IRB") for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

For purposes of NDA or BLA approval, human clinical trials in the United States are typically conducted in three sequential phases that may overlap.

- *Phase I:* The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.
- *Phase II:* Studies are conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosage frequency. These Phase II clinical trials may be divided into early Phase II clinical trials, which are referred to as Phase IIa clinical trials, during which pilot studies are performed to determine initial activity and late Phase II clinical trials, which are referred to as Phase IIb

clinical trials, that generally consist of controlled trials often involving several hundred patients in traditional drug development programs.

- *Phase III:* When Phase II clinical trials demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken to further evaluate dosage, to provide statistically and clinically significant evidence of clinical efficacy and to further test for safety in an expanded patient population at multiple clinical study sites. It is possible for a drug that appears promising in a Phase II clinical trial to fail in a more rigorous and reliable Phase III clinical trial. For example, after Actimmune had shown promising results for the treatment of IPF in an investigator sponsored Phase II clinical trial, our initial Phase III study of Actimmune for the treatment of IPF failed to show significant effect on the primary endpoint of progression-free survival or on secondary endpoints of lung function and quality of life.

In the case of products for severe or life-threatening diseases such as IPF, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II clinical trials, and thus these trials are frequently referred to as Phase I/II clinical trials.

We may not successfully complete Phase I, Phase II or Phase III clinical trial testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or an IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These are called Phase IV studies. The results of Phase IV studies can confirm the effectiveness of a drug and can provide important safety information to augment the FDA's adverse drug reaction reporting system.

The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA or NDA, or as part of a BLA or NDA supplement for approval as a treatment for a new disease if the product is already approved for a disease. The FDA may deny approval of a BLA, NDA or BLA or NDA supplement if the applicable regulatory criteria are not satisfied, or it may require additional clinical data. Even if such data are submitted, the FDA may ultimately decide that the BLA, NDA or BLA or NDA supplement does not satisfy the criteria for approval.

Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

A company seeking approval of an abbreviated new drug application ("ANDA"), for the use of an approved drug that is subject to another company's patent may have to certify to that patent and notify the owner of the NDA and patent for such drug that it is seeking approval. If the patent owner or licensee files a patent infringement lawsuit, FDA approval of the ANDA for which certification is made may be deferred pending the outcome of the lawsuit.

Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or of approved products for new diseases for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for our product candidates or for use of our approved products for new diseases on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases, patient subgroups and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain, initial regulatory approval for any of our product candidates, or additional regulatory approvals for new indications of our approved products, would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Any products we manufacture or distribute pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with these products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and other government agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. For example, we are aware that physicians are prescribing Actimmune for the treatment of IPF, although we do not promote Actimmune for the treatment of IPF, and the FDA has not approved the use of Actimmune for the treatment of this disease. Substantially all of our Actimmune revenue is derived from physicians' prescriptions for off-label use for IPF. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use. Companies cannot promote FDA approved drugs for off-label uses. A company may engage in truthful, non-misleading, and non-promotional speech concerning its products. We may also educate physicians about a particular disease state and how that disease is properly diagnosed so that patients who qualify for the clinical trial might be identified. We also may survey physicians who are lawfully prescribing our products for off-label uses to monitor patients' experiences, particularly as to whether safety issues have arisen. We may also, pursuant to FDA policies, respond to unsolicited requests from health care professionals and engage in appropriate scientific exchange of information about unapproved uses. We have engaged in these lawful activities in the past and continue to engage in some of them today. We have polices and procedures in place to regulate the lawful promotion of our marketed products within their labeled indications. Employees are trained to follow these policies and procedures and must certify that they will abide by them. The FDA actively enforces regulations prohibiting promotion of off-label uses and the promotion of products for which marketing approval has not been obtained. While we believe we are currently in compliance with the FDA's regulations relating to off-label promotion, the regulations are subject to varying interpretations which continue to evolve. Failure to comply with these requirements in the past or with respect to future activities can result in regulatory enforcement action by the FDA and other governmental bodies, which would have an adverse effect on our revenue, business and financial prospects. On November 9, 2004 we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune, including information regarding the promotion and marketing of Actimmune. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune for IPF by former InterMune employees during a period ending in June 2003. For a more complete description of this matter see "Item 3. Legal Proceedings" below.

The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products or approval of new diseases for our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA or BLA for that orphan indication. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation is the first to subsequently receive FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity for seven years in the United States, (i.e., the FDA may not approve any other applications to market the same drug for the same disease for seven years, except in very limited circumstances). Orphan drug designation exclusivity lasts for 10 years in the European Union. We have filed and intend to file for orphan drug designation for those diseases we target that meet the criteria for orphan drug exclusivity. For example, Actimmune has orphan drug exclusivity for severe, malignant osteopetrosis. Actimmune and pirfenidone have been granted orphan drug designation for the treatment of IPF by the FDA and EMEA. Although obtaining FDA and EMEA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that we will be able to maintain this designation for Actimmune or pirfenidone, nor can there be any assurance that we will be granted orphan drug designation for additional diseases or that orphan drug exclusivity will provide us with a material commercial advantage.

Research and Development

Our research and development expenses were $105.9 million, $103.8 million and $82.7 million for the years ended December 31, 2007, 2006 and 2005. Research and development expenses for 2005 have been adjusted to reflect the reclassification of Infergen related activities into discontinued operations.

Facilities

All of our facilities and long-lived assets are located in the United States. Our facilities currently consist of 55,898 square feet of office space located at our headquarters at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into a ten-year lease for this facility. In May 2006, we entered into an amendment to our existing lease to expand our existing office space by approximately 15,000 square feet. The lease expires concurrently with our existing facility lease in March 2011. We believe that our facilities are adequate for our current needs, and that suitable additional or substitute space will be available in the future to replace our existing facility, if necessary, or accommodate expansion of our operations.

Employees

As of February 29, 2008, we had 132 full-time employees. Of the full-time employees, 93 were engaged in research and development and 39 were engaged in general and administrative positions. In connection with the sale of the Infergen product to Valeant and the significant reduction in our field-based IPF disease awareness activities in 2005, we eliminated approximately 160 employee positions. As a result of our decision to discontinue the INSPIRE trial in March 2007, we eliminated approximately 70 additional positions over the course of 2007. We believe that our relations with our employees are good.

Available Information

We file electronically with the United States Securities and Exchange Commission ("SEC") our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We make available on our website at http://www.intermune.com, free of charge, copies of these reports as soon as reasonably practicable after filing these reports with, or furnishing them to, the SEC. You can also request copies of such documents by contacting our Investor Relations department at (415) 466-2242 or by sending an e-mail to *ir@intermune.com.*

Executive Officers of the Registrant

The following table provides information regarding our executive officers and key employees as of February 29, 2008:

Name	Age	Title
Daniel G. Welch	50	Chief Executive Officer and President
Marianne T. Armstrong, Ph.D.	53	Chief Medical Affairs and Regulatory Officer
Lawrence M. Blatt, Ph.D.	46	Chief Scientific Officer
Williamson Z. Bradford, M.D., Ph.D.	46	Senior Vice President, Clinical Science and Biometrics
John C. Hodgman	53	Senior Vice President of Finance and Chief Financial Officer
Steven B. Porter, M.D., Ph.D.	51	Chief Medical Officer
Howard A. Simon, Esq., SPHR	49	Senior Vice President, Human Resources and Corporate Services and Associate General Counsel
Robin J. Steele, Esq.	52	Senior Vice President of Legal Affairs, General Counsel and Corporate Secretary

Daniel G. Welch. Mr. Welch has served as our Chief Executive Officer and President and a member of our board of directors since September 2003. From March 2003 to September 2003, Mr. Welch served as a consultant to Warburg Pincus LLC, a global equity investor. From August 2002 to January 2003, Mr. Welch served as chairman and chief executive officer of Triangle Pharmaceuticals, Inc., a pharmaceutical company. From October 2000 to June 2002, Mr. Welch served as president of the pharmaceutical division of Elan Corporation, PLC, a pharmaceutical company. From September 1987 to August 2000, Mr. Welch served in various senior management roles at Sanofi-Synthelabo and its predecessor companies Sanofi and Sterling Winthrop, including vice president of worldwide marketing. From November 1980 to September 1987, Mr. Welch was with American Critical Care, a division of American Hospital Supply. He currently serves on the Board of Directors of one public company, Seattle Genetics, Inc. and is also a director of one private company. Mr. Welch holds a B.S. from the University of Miami and an MBA from the University of North Carolina.

Marianne T. Armstrong, Ph.D. Dr. Armstrong has served as our Chief Medical Affairs and Regulatory Officer since January 2006. From January 2004 to January 2006, Dr. Armstrong served as our Senior Vice President, Regulatory/Medical Affairs and Drug Safety. From April 2002 to January 2004, Dr. Armstrong served as our Senior Vice President of Global Regulatory Operations and Corporate Compliance. From December 1999 to April 2002, Dr. Armstrong served as senior director of clinical development/regulatory affairs at Genentech, Inc., a pharmaceutical company. From July 1998 to November 1999, Dr. Armstrong served as senior director of clinical development at PathoGenesis Corporation, a pharmaceutical company. From May 1995 to July 1998, Dr. Armstrong served as department head of clinical affairs for Amgen Inc., a pharmaceutical company. From January 1981 to April 1995, Dr. Armstrong held management positions in clinical development at Alcon Laboratories, Solvay Pharmaceuticals and Parke-Davis/Warner Lambert, each a pharmaceutical company, and was a regional sales representative at American McGaw, a division of American Hospital Supply. Dr. Armstrong holds a Ph.D. and M.S. from Florida State University.

Lawrence M. Blatt, Ph.D. Dr. Blatt has served as our Chief Scientific Officer since January 2006. Dr. Blatt served as our Senior Vice President of Preclinical and Applied Research from January 2004 to January 2006. From May 2002 to January 2004, Dr. Blatt served as our Vice President of Biopharmacology Research. From January 1998 to May 2002, Dr. Blatt served as vice president, research, at Ribozyme Pharmaceuticals., a pharmaceutical company. From August 1996 to January 1998, Dr. Blatt served as vice president, product development, at National Genetics Institute. From May 1984 to August 1996, Dr. Blatt was employed at Amgen Inc., a pharmaceutical company, most recently as product development team leader, interferons. Dr. Blatt holds a Ph.D. in Public Health Administration from the University of La Verne.

Williamson Z. Bradford, M.D, Ph.D. Dr. Bradford has served as our Senior Vice President, Clinical Science and Biometrics since January 2008. From July 2001 to January 2008, Dr. Bradford held several positions including most recently Vice President of Clinical Science, responsible for our pulmonary development efforts. From 1999-2001, Dr. Bradford served as Director, Clinical Science at IntraBiotics Pharmaceuticals, Inc., a pharmaceutical company and from 1998-1999, Dr. Bradford served as Clinical Scientist at Genentech, Inc., a pharmaceutical company. Prior to 1998, Dr. Bradford held various academic and clinical positions including Assistant Professor of Medicine at the University of California, San Francisco (UCSF). Dr. Bradford holds an M.D. from the University of North Carolina at Chapel Hill, School of Medicine, a Ph.D. from the University of California, Berkeley, School of Public Health, and was trained in internal medicine and infectious diseases at UCSF. He is board-certified in infectious diseases and serves as an Assistant Clinical Professor of Medicine in the Division of Infectious Diseases at UCSF.

John C. Hodgman. Mr. Hodgman has served as our Senior Vice President of Finance and Chief Financial Officer since August 2006. Prior to joining InterMune, Mr. Hodgman served as President and Chief Executive Officer of Aerogen, Inc. from June 2005 to October 2005 until its acquisition by Nektar. From August 1998 to December 2005, he served as Chairman, President and Chief Executive Officer of Cygnus, Inc. Mr. Hodgman also served as Vice President of Finance, Chief Financial Officer of Cygnus from August 1994 to August 1998 in addition to serving as President of Cygnus' Diagnostic Division. He currently serves on the Board of Directors of two public companies, Immersion Corporation and AVI BioPharma, Inc. Mr. Hodgman holds a B.S. from Brigham Young University and an M.B.A. from the University of Utah.

Steven B. Porter, M.D., Ph.D. Dr. Porter has served as our Chief Medical Officer since January 2006. Dr. Porter served as our Senior Vice President of Clinical Affairs from January 2004 to January 2006. From July 2001 to January 2004, Dr. Porter served as our Vice President of Clinical Research. From 1999 to June 2001, Dr. Porter was employed at IntraBiotics Pharmaceuticals, Inc., a pharmaceutical company, most recently as Senior Director, Clinical Science and Clinical Affairs. From 1997 to 1999, Dr. Porter served as Senior Director, Clinical Affairs at Shaman Pharmaceuticals, Inc., a pharmaceutical company and from 1996 to 1997, Dr. Porter served as Associate Director, Clinical Research at Bayer Corporation. Dr. Porter received his M.D., and Ph.D. from Vanderbilt University School of Medicine. He completed his residency in internal medicine at the University of California, San Francisco and his fellowship in infectious diseases at the University of California, San Francisco and Stanford University. He is currently an Assistant Clinical Professor of Medicine in the Division of Infectious Diseases at the University of California, San Francisco.

Howard A. Simon, Esq, SPHR. Mr. Simon has served as our Senior Vice President, Human Resources and Corporate Services and Associate General Counsel since May 2004. Mr. Simon joined us from ABD Insurance and Financial Services, a financial services firm, where he was Senior Vice President, Human Resources & Associate Counsel from June 2003 to March 2004. Prior to ABD, Mr. Simon was the principal in HR & Employment Law Solutions, a consulting firm specializing in the biotechnology industry from February 2002 to June 2003. He served as Vice President, Human Resources at Maxygen, Inc. from 1999 to 2001. He holds an undergraduate degree from UC Berkeley, a law degree from the Boalt Hall School of Law (UC Berkeley), and a Master's Degree from the Graduate Theological Union of Berkeley. Mr. Simon also is a certificated Senior Human Resources Professional.

Robin J. Steele, Esq. Ms. Steele has served as our Senior Vice President, General Counsel and Corporate Secretary since May 2004. From 1998 to April 2003, Ms. Steele worked with Elan Pharmaceuticals, Inc., a global pharmaceutical company headquartered in Dublin, Ireland, most recently as Vice President, Commercial and Legal Affairs in San Diego. Prior to joining Elan, Ms. Steele was in private practice and served as outside counsel to a variety of life science and technology based companies in the Bay Area. Ms. Steele holds a B.A. in Biology from University of Colorado, Boulder, a J.D. from Hastings College of the Law, University of California, San Francisco, and a L.L.M. in Taxation from New York University School of Law.

ITEM 1A. *RISK FACTORS*

An investment in our common stock is risky. Stockholders and potential purchasers of shares of our stock should carefully consider the following risk factors, which hereby update those risks contained in the "Risk Factors" section of our Quarterly Report on Form 10-Q that was filed with the SEC on November 9, 2007, in addition to other information and risk factors in this Report. We are identifying these risk factors as important factors that could cause our actual results to differ materially from those contained in any written or oral forward-looking statements made by or on behalf of InterMune. We are relying upon the safe harbor for all forward-looking statements in this Report, and any such statements made by or on behalf of InterMune are qualified by reference to the following cautionary statements, as well as to those set forth elsewhere in this Report.

Risks Related to the Development of Our Products and Product Candidates

We may not succeed in our development efforts.

We commenced operations in 1998 and have incurred significant losses to date. Our revenue has been limited primarily to sales of Actimmune derived from physicians' prescriptions for the off-label use of Actimmune in the treatment of IPF. In March 2007, we discontinued our development of Actimmune for treatment of IPF. Although we are developing pirfenidone for the treatment of IPF, pirfenidone will not be marketed for any diseases before late 2009 or early 2010, if at all.

We may fail to develop our products on schedule, or at all, for the reasons stated in "Risks Related to the Development of Our Products and Product Candidates". If this were to occur, our costs would increase and our ability to generate revenue could be impaired.

Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials.

To gain approval to market a product for the treatment of a specific disease, we must provide the FDA and foreign regulatory authorities with preclinical and clinical data that demonstrate the safety and statistically significant and clinically meaningful efficacy of that product for the treatment of the disease. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in clinical trials, even after promising results in earlier preclinical or clinical trials. These setbacks have been caused by, among other things, preclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct. For example:

- We recently terminated our development of Actimmune for patients with IPF as a result of our decision to discontinue the INSPIRE trial on the recommendation of the study's independent DMC. We do not intend to conduct further development of Actimmune for the treatment of IPF. In addition, we reported that our exploratory Phase II clinical trial evaluating Actimmune for the potential treatment of advanced liver fibrosis caused by HCV in patients who have failed standard antiviral therapy failed to meet its primary endpoint. As a result, we do not intend to conduct further development of Actimmune for the treatment of liver fibrosis.

- The results of the Shionogi Phase III clinical trial for pirfenidone may not be indicative of the results we will have in our CAPACITY trials. Despite the similarities of the trials, the trials are not the same and different trials can have different results as a result of even small differences in the trials, including differences in the patient population, the manner in which the trial is conducted and external factors.

- The positive results of the Phase Ia SAD trial for ITMN-191 do not ensure that the Phase Ib MAD trial or subsequent trials for ITMN-191 will be successful at any dosing level.

We do not know whether our planned clinical trials will begin on time, or at all, or will be completed on schedule, or at all.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

- the FDA or other regulatory authorities do not approve a clinical trial protocol or place a clinical trial on clinical hold;
- patients do not enroll in clinical trials at the rate we expect;
- patients experience adverse side effects;
- patients withdraw or die during a clinical trial for a variety of reasons, including adverse events associated with the advanced stage of their disease and medical problems that may or may not be related to our products or product candidates;
- the interim results of the clinical trial are inconclusive or negative;
- our trial design, although approved, is inadequate to demonstrate safety and/or efficacy;
- third-party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;
- our contract laboratories fail to follow good laboratory practices; or
- sufficient quantities of the trial drug are not available.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. If there are any significant delays for any of our other current or planned clinical trials, our financial results and the commercial prospects for our products and product candidates will be harmed, and our prospects for profitability will be impaired.

Preclinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical development programs.

We may determine that certain preclinical product candidates or programs do not have sufficient potential to warrant the allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate a preclinical program in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses. For example, we terminated our license and collaboration agreement with Maxygen for the development of next-generation interferon gamma products effective July 2007.

We currently depend upon one collaboration partner, Roche, for support in the development and commercialization of our HCV product candidates. If our Collaboration Agreement with Roche terminates, our business and, in particular, the development and commercialization of our HCV product candidates would be significantly harmed.

On October 16, 2006, we entered into the Collaboration Agreement with Roche. Under the Collaboration Agreement, we agreed to collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound ITMN-191, which is in Phase Ib clinical trials. We also agreed to collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors. Assuming that we continue to successfully develop and commercialize these product candidates, under the terms of the Collaboration Agreement we are entitled to receive reimbursement and sharing of expenses incurred in connection with the development of these product candidates and additional milestone payments from Roche. As a result, Roche is providing 67% of the development costs for ITMN-191. In addition, if any of the product candidates we have licensed to Roche are approved for commercialization, we anticipate receiving proceeds in connection with the sales of such products. Roche may terminate the Collaboration Agreement in its entirety, in any country, subject to certain limitations for major countries, or with respect to any product or product candidate licensed under the Collaboration Agreement for any reason on six months' written notice. If the Collaboration Agreement is terminated in whole or in part and we are unable to enter into similar arrangements with other collaborators, our business could be materially adversely affected.

If Roche fails to perform its obligations under the Collaboration Agreement, we may not be able to successfully commercialize our product candidates licensed to Roche and the development and commercialization of our product candidates could be delayed, curtailed or terminated.

Under the Collaboration Agreement, if marketing authorization is obtained, we have the right to co-promote with Roche our lead candidate compound ITMN-191 and/or any other product candidates licensed to Roche, as applicable, in the United States and Roche has the right to market and sell ITMN-191 and/or any other product candidates licensed to Roche throughout the rest of the world. Roche is also responsible for the manufacturing of the global commercial supply for ITMN-191 and/or any other product candidates licensed to Roche. As a result, we will depend upon the success of the efforts of Roche to manufacture, market and sell ITMN-191 and/or any other product candidates, if approved. However, we have little to no control over the resources that Roche may devote to such manufacturing and commercialization efforts and, if Roche does not devote sufficient time and resources to such efforts, we may not realize the commercial benefits that we anticipate, and our results of operations may be adversely affected. In addition, if Roche were to terminate the Collaboration Agreement, we would not have manufacturing resources to manufacture ITMN-191, and we would need to develop those resources or contract with one or more third party manufacturers, which we may be unable to do at a favorable cost, or at all.

If we materially breach the representations and warranties we made to Roche under the Collaboration Agreement or any of our other contractual obligations, Roche has the right to seek indemnification from us for damages it suffers as a result of such breach. These amounts could be substantial.

We have agreed to indemnify Roche and its affiliates against losses suffered as a result of our material breach of representations and warranties and our other obligations in the Collaboration Agreement. If one or more of our representations and warranties were not true at the time we made them to Roche, we would be in breach of the Collaboration Agreement. In the event of a breach by us, Roche has the right to seek indemnification from us for damages suffered by Roche as a result of such breach. The amounts for which we could become liable to Roche may be substantial.

Roche has the right under certain circumstances to market and sell products that compete with our product candidates that we have licensed to Roche, and any competition by Roche could have a material adverse effect on our business.

Roche has agreed that, except as set forth in the Collaboration Agreement, it will not develop or commercialize certain specific competitive products during the exclusivity period, which extends until October 2011 at the latest. However if neither ITMN-191 nor any other product candidate is in clinical development, Roche may develop or commercialize such competitive products during the exclusivity period in accordance with the Collaboration Agreement. However, if they undertake such development or commercialization, we will have the right to terminate the Collaboration Agreement. Accordingly, despite the exclusivity period, Roche may under certain circumstances develop or commercialize competitive products. Roche has significantly greater financial, technical and human resources than we have and they are better equipped to discover, develop, manufacture and commercialize products. In addition, Roche has more extensive experience than we have in preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. In the event that Roche competes with us, our business could be materially and adversely affected.

Risks Related to Government Regulation and Approval of our Products and Product Candidates

If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business.

Physicians may prescribe commercially available drugs for uses that are not described in the product's labeling and that differ from those uses tested by us and approved by the FDA. Such off-label uses are common across medical specialties. For example, even though the FDA has not approved the use of Actimmune for the treatment of IPF, we are aware that physicians are, and have in the past, prescribing Actimmune for the treatment of IPF. Substantially all of our Actimmune revenue is derived from physicians' prescriptions for off-label use for IPF. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA and other governmental agencies do, however, restrict manufacturers' communications on the subject of off-label use. Companies may not promote FDA approved drugs for off-label uses. Accordingly, we may not promote Actimmune for the treatment of IPF. The FDA and other governmental authorities actively enforce regulations prohibiting promotion of off-label uses. The federal government has levied large civil and criminal fines against manufacturers for alleged improper promotion, including us in October 2006 and the FDA has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which certain promotional conduct is changed or curtailed. We are aware of many instances in which the Office of the Inspector General of the FDA has sought and secured criminal penalties and a corporate integrity agreement against pharmaceutical manufacturers requiring payment of substantial fines and monitoring of certain promotional activities to ensure compliance with FDA regulations. We engage in medical education activities that are subject to scrutiny under the FDA's regulations relating to off-label promotion. While we believe we are currently in compliance with these regulations, the regulations are subject to varying interpretations, which are evolving.

If the FDA or any other governmental agency initiates an enforcement action against us and it is determined that we violated prohibitions relating to off-label promotion in connection with past or future activities, we could be subject to civil and/or criminal fines and sanctions such as those noted above in this risk factor, any of which would have an adverse effect on our revenue, business and financial prospects.

In addition, some of the agreements pursuant to which we license our products, including our license agreement relating to Actimmune, contain provisions requiring us to comply with applicable laws and regulations, including the FDA's restriction on the promotion of FDA approved drugs for off-label uses. As a result, if it were determined that we violated the FDA's rules relating to off-label promotion in connection with our marketing of Actimmune, we may be in material breach of our license agreement for Actimmune. If we failed to cure a material breach of this license agreement, we could lose our rights to certain therapeutic uses for Actimmune under the agreement.

If the FDA imposes significant restrictions or requirements related to our products for any disease, or withdraws its approval of any of our products for any disease for which it has been approved, our revenue would decline.

The FDA and foreign regulatory authorities may impose significant restrictions on the use or marketing of our products or impose additional requirements for post-approval studies. Later discovery of previously unknown problems with any of our products or their manufacture may result in further restrictions, including withdrawal of the product from the market. In this regard, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard "notice of observations". While we believe that all of these observations are being appropriately corrected, failure to correct any deficiency could result in manufacturing delays. Our existing approvals for diseases, and any new approval for any other disease that we target, if granted, could be withdrawn for failure to comply with regulatory requirements or to meet our post-approval commitments. For example, we have ongoing Phase IV post-marketing commitments to the FDA relating to Actimmune for the treatment of osteopetrosis. Our failure to adequately address these ongoing Phase IV commitments could result in a regulatory action or restriction, such as withdrawal of the relevant product's approval by the FDA. If approval for a disease is withdrawn, we could no longer market the affected product for that disease. In addition, governmental authorities could seize our inventory of such product, or force us to recall any product already in the market, if we fail to comply with FDA or other governmental regulations.

For a description of restrictions relating to the off-label promotion of our products, please see the risk factor titled, "If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business" above.

If our clinical trials fail to demonstrate to the FDA and foreign regulatory authorities that any of our products or product candidates are safe and effective for the treatment of particular diseases, the FDA and foreign regulatory authorities may require us to conduct additional clinical trials or may not grant us marketing approval for such products or product candidates for those diseases.

Our failure to adequately demonstrate the safety and effectiveness of any of our products or product candidates for the treatment of particular diseases may delay or prevent our receipt of the FDA's and foreign regulatory authorities' approval and, ultimately, may prevent commercialization of our products and product candidates for those diseases. The FDA and foreign regulatory authorities have substantial discretion in deciding whether, based on the benefits and risks in a particular disease, any of our products or product candidates should be granted approval for the treatment of that particular disease. Even if we believe that a clinical trial has demonstrated the safety and statistically significant efficacy of any of our products or product candidates for the treatment of a disease, the results may not be satisfactory to the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted by the FDA and foreign regulatory authorities in different ways, which could delay, limit or prevent regulatory approval. Our CAPACITY trials are being conducted without a Special Protocol Assessment, so there can be no assurance that, even if we believe the results of the trials are favorable, the results will provide a sufficient basis in the view of the FDA for the FDA to grant regulatory approval of a new drug application for pirfenidone for the treatment of IPF. If regulatory delays are significant or regulatory approval is limited or denied altogether, our financial results and the commercial prospects for those of our products or product candidates involved will be harmed, and our prospects for profitability will be impaired.

The pricing and profitability of our products may be subject to control by the government and other third-party payors.

The continuing efforts of governmental and other third-party payors to contain or reduce the cost of healthcare through various means may adversely affect our ability to successfully commercialize our products. For example, in most foreign markets, the pricing and/or profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental controls. For example, federal legislation was enacted on December 8, 2003 that provides a new Medicare prescription drug benefit which began in 2006 and which mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this program, it is possible that the new Medicare benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. These new and any future cost-control initiatives could decrease the price that we would receive for Actimmune or any other products that we may develop in the future, which would reduce our revenue and potential profitability.

Our failure or alleged failure to comply with anti-kickback and false claims laws could result in civil and/or criminal sanctions and/or harm our business.

We are subject to various federal and state laws pertaining to health care "fraud and abuse", including anti-kickback laws and false claims laws. Subject to certain exceptions, the anti-kickback laws make it illegal for a prescription drug manufacturer to knowingly and willfully solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug. The federal government has published regulations that identify "safe harbors" or exemptions for certain payment arrangements that do not violate the anti-kickback statutes. Due to the breadth of the statutory provisions and the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under anti-kickback or similar laws. False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third party payors (including Medicare and Medicaid) claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed or claims for medically unnecessary items or services. Our activities relating to the reporting of wholesaler or estimated retail prices for our products, the reporting of Medicaid rebate information and other information affecting federal and state and third-party payment for our products, and the sale and marketing of our products, could become subject to scrutiny under these laws.

In addition, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their "off-label" promotion of drugs. For information regarding allegations with respect to "off-label" promotion by us, please see the risk factor titled "If we fail to comply or have in the past failed to comply with FDA or other government regulations prohibiting the promotion of off-label uses and the promotion of products for which marketing approval has not been obtained, it could result in regulatory enforcement action by the FDA or other governmental authorities, including a substantial fine, either of which could harm our business" above.

If the government were to allege that we were, or convict us of, violating these laws, there could be a material adverse effect on us, including a substantial fine, decline in our stock price, or both. Our activities could be subject to challenge for the reasons discussed above and due to the broad scope of these laws and the increasing attention being given to them by law enforcement authorities.

Risks Related to Manufacturing and Our Dependence on Third Parties

The manufacturing and manufacturing development of our products and product candidates present technological, logistical and regulatory risks, each of which may adversely affect our potential revenue.

The manufacturing and manufacturing development of pharmaceuticals, and, in particular, biologicals, are technologically and logistically complex and heavily regulated by the FDA and other governmental authorities. The manufacturing and manufacturing development of our products and product candidates present many risks, including, but not limited to, the following:

- It may not be technically feasible to scale up an existing manufacturing process to meet demand or such scale-up may take longer than anticipated; and
- Failure to comply with strictly enforced good manufacturing practices regulations and similar foreign standards may result in delays in product approval or withdrawal of an approved product from the market. For example, the FDA has conducted routine inspections of our manufacturing contractors, and some were issued a standard "notice of observations." Failure to correct any deficiency could result in manufacturing delays.

Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

Our manufacturing strategy, which relies on third-party manufacturers, exposes us to additional risks as a result of which we may lose potential revenue.

We do not have the resources, facilities or experience to manufacture any of our products or product candidates ourselves. Completion of our clinical trials and commercialization of our products requires access to, or development of, manufacturing facilities that meet FDA standards to manufacture a sufficient supply of our products. The FDA must approve facilities that manufacture our products for commercial purposes, as well as the manufacturing processes and specifications for the product. We depend on third parties for the manufacture of our product candidates for preclinical and clinical purposes, and we rely on third parties with FDA approved manufacturing facilities for the manufacture of Actimmune for commercial purposes. These third parties include BI, and Catalent Pharma Solutions, or Catalent. We have a long-term supply contract with BI for Actimmune and an agreement with Catalent for the manufacture of the drug product for pirfenidone. In addition, under our

Collaboration Agreement with Roche, we are dependent upon Roche for the manufacture of ITMN-191. However, if we do not perform our obligations under these agreements, these agreements may be terminated.

Our manufacturing strategy for our products and product candidates presents many risks, including, but not limited to, the following:

- If market demand for our products is less than our purchase obligations to our manufacturers, we may incur substantial penalties and substantial inventory write-offs.

- Manufacturers of our products are subject to ongoing periodic inspections by the FDA and other regulatory authorities for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.

- When we need to change third party manufacturers of a particular pharmaceutical product, the FDA and foreign regulatory authorities must approve the new manufacturers' facilities and processes prior to our use or sale of products it manufactures for us. This requires demonstrated compatibility of product, process and testing and compliance inspections. Delays in transferring manufacturing technology between third parties could delay clinical trials, regulatory submissions and commercialization of our product candidates.

- Our manufacturers might not be able or refuse to fulfill our commercial or clinical trial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market or clinical trial demands. For example, our current agreement with BI does not impose any obligation on BI to reserve a minimum annual capacity for the production of Actimmune, which could impair our ability to obtain product from them in a timely fashion.

- We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

- Our product costs may increase if our manufacturers pass their increasing costs of manufacture on to us.

- If third-party manufacturers do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain or maintain regulatory approvals for our products and product candidates and will not be able to successfully commercialize our products and product candidates. In such event, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

- If our agreement with a third-party manufacturer expires, we may not be able to renegotiate a new agreement with that manufacturer on favorable terms, if at all. If we cannot successfully complete such renegotiation, we may not be able to locate any necessary acceptable replacement manufacturers or enter into favorable agreements with such replacement manufacturers in a timely manner, if at all.

Any of these factors could delay clinical trials, regulatory submissions or commercialization of our products for particular diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell our products.

We rely on third parties to conduct clinical trials for our products and product candidates, and those third parties may not perform satisfactorily.

If our third-party contractors do not successfully carry out their contractual duties or meet expected deadlines, we may be delayed in or prevented from obtaining regulatory approvals for our products and product candidates, and may not be able to successfully commercialize our products and product candidates for targeted diseases. We do not have the ability to independently conduct clinical trials for all of our products and product candidates, and we rely on third parties such as contract research organizations, medical institutions and clinical investigators to perform this function. Our ability to monitor and audit the performance of these third parties is limited. If these third parties do not perform satisfactorily, our clinical trials may be extended or delayed, resulting in potentially substantial cost increases to us and other adverse impacts on our product development efforts. We may not be able to locate any necessary acceptable replacements or enter into favorable agreements with them, if at all.

Risks Related to the Commercialization of Our Products and Product Candidates

If the specialty pharmacies and distributors that we rely upon to sell our products fail to perform, our business may be adversely affected.

Our success depends on the continued customer support efforts of our network of specialty pharmacies and distributors. A specialty pharmacy is a pharmacy that specializes in the dispensing of injectable or infused medications for complex or chronic conditions, which often require a high level of patient education and ongoing management. The use of specialty pharmacies and distributors involves certain risks, including, but not limited to, risks that these specialty pharmacies and distributors will:

- not provide us with accurate or timely information regarding their inventories, the number of patients who are using Actimmune or Actimmune complaints;
- not effectively sell or support Actimmune;
- reduce their efforts or discontinue to sell or support Actimmune;
- not devote the resources necessary to sell Actimmune in the volumes and within the time frames that we expect;
- be unable to satisfy financial obligations to us or others; or
- cease operations.

Any such failure may result in decreased product sales and lower product revenue, which would harm our business.

Even if regulatory authorities approve our products or product candidates for the treatment of the diseases we are targeting, our products may not be marketed or commercially successful.

Our products and product candidates are expensive, and we anticipate that the annual cost for treatment for each of the diseases for which we are seeking approval will be significant. These costs will vary for different diseases based on the dosage and method of administration. Accordingly, we may decide not to market any of our products or product candidates for an approved disease because we believe that it may not be commercially successful. Market acceptance of and demand for our products and product candidates will depend on many factors, including, but not limited to:

- cost of treatment;
- pricing and availability of alternative products;
- ability to obtain third-party coverage or reimbursement for our products or product candidates to treat a particular disease;
- perceived efficacy relative to other available therapies;
- shifts in the medical community to new treatment paradigms or standards of care;
- relative convenience and ease of administration; and
- prevalence and severity of adverse side effects associated with treatment.

If third-party payors do not provide coverage or reimburse patients for our products, our revenue and prospects for profitability will suffer.

Our ability to commercialize our products or product candidates for particular diseases is highly dependent on the extent to which coverage and reimbursement for our products is available from:

- private health insurers, including managed care organizations;
- governmental payors, such as Medicaid, the U.S. Public Health Service Agency or the Veterans' Administration; and

- other third-party payors.

Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products, particularly with respect to products that are prescribed by physicians for off-label use. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for our products, market acceptance of our products will be reduced, and our sales will suffer. Many third-party payors provide coverage or reimbursement only for FDA approved indications. If any large or many third-party payors decide to deny reimbursement for Actimmune used to treat IPF, sales of Actimmune would decline, and our revenue would suffer.

Often, third-party payors make the decision to reimburse an off-label prescription based on whether that product has a compendia listing. A drug compendia is produced by a compendia body, such as the United States Pharmacopoeia Drug Information, that lists approved indications that a product has received from the FDA. The compendia bodies also evaluate all of the clinical evidence to determine whether an off-label use of a product should be listed in the compendia as medically appropriate. A compendia listing of an off-label use is a condition typically required by third-party payors, such as Medicare and private payors, to cover that use. Applications for a compendia listing are often based upon the publication of certain data in peer reviewed journals whose publication is often outside the applicant's control. We are not seeking to achieve acceptance by a compendia body for Actimmune for the treatment of IPF. As a result, additional third-party payors may decide to deny reimbursement for Actimmune for the treatment of IPF and fewer physicians may prescribe Actimmune for such treatment. If either of these were to occur, sales of Actimmune would decline and our revenue would suffer.

Some third-party payors have denied coverage for Actimmune for the treatment of IPF for a variety of reasons, including the cost of Actimmune, the fact that IPF is not an FDA approved indication for Actimmune or a third-party payor's assessment that a particular patient's case of IPF has advanced to a stage at which treatment with Actimmune would not have a significant effect. We believe that approximately 60-70% of the patients who seek coverage for Actimmune for the treatment of IPF from private third-party payors are able to obtain coverage. While coverage trends have not changed significantly in the last few years, major health plans could further restrict coverage or adopt a policy of no coverage since we have discontinued the INSPIRE trial and have no further development plans for Actimmune for the treatment of IPF.

Medicare generally does not provide coverage for drugs, like Actimmune, that are administered by injection in the home. Moreover, in connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, Medicare has recently discussed the possibility of refusing to provide coverage for products for a specific indication unless the product has been approved by the FDA for that indication. If Medicare were to make a formal decision not to cover the off-label use of products, it may have a negative impact on the willingness of private third-party payors to provide coverage for the off-label use of products such as Actimmune.

Our supply agreement with BI may restrict our ability to establish alternative sources of Actimmune in a timely manner or at an acceptable cost, which may cause us to be unable to meet demand for Actimmune and to lose potential revenue.

Our new supply agreement with BI provides that BI is our exclusive source of supply for Actimmune, except under certain circumstances. Under the terms of the supply agreement, BI is not required to commit to reserving any minimum annual capacity for the manufacture of Actimmune and we cannot seek a secondary source to manufacture Actimmune until BI has indicated to us its inability or unwillingness to meet our requirements. If we are delayed in establishing a secondary supply source for Actimmune, or cannot do so at an acceptable cost, we may suffer a shortage of commercial supply of Actimmune or a higher cost of product, either of which would have a material and adverse effect on our revenue, business and financial prospects.

The activities of competitive drug companies, or others, may limit our products' revenue potential or render them obsolete.

Our commercial opportunities will be reduced or eliminated if our competitors develop or market products that, compared to our products or product candidates:

- are more effective;

- have fewer or less severe adverse side effects;
- are better tolerated;
- have better patient compliance;
- receive better reimbursement terms;
- are more accepted by physicians;
- are more adaptable to various modes of dosing;
- have better distribution channels;
- are easier to administer; or
- are less expensive.

Even if we are successful in developing effective drugs, our products may not compete effectively with our competitors' current or future products. We expect that pirfenidone, if approved, may compete with two products that are being developed for the treatment of IPF, although the products are currently-available and approved for other indications. Tracleer, marketed by Actelion, is in Phase III clinical trials for IPF and is the most advanced competitor to pirfenidone. Tracleer is currently approved for pulmonary arterial hypertension. Gleevec, marketed by Novartis, is a product currently approved for different cancer indications that is in Phase II clinical trials for IPF. We expect that ITMN-191, if approved, may compete with telaprevir, which is being developed by Vertex Pharmaceuticals, SCH 503034, which is being developed by Schering-Plough, and TMC 435450, which is being developed by Tibotec Pharmaceuticals and Medivir. Telaprevir, SCH-503034 and TMC 435450 are in Phase II clinical trials. Our competitors include larger, more established, fully integrated pharmaceutical companies and biotechnology companies that have substantially greater capital resources, existing competitive products, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do. For more information, see "Item 1. Business-Competition."

Risks Related to Our Intellectual Property Rights

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

Our commercial success will depend in part on obtaining and maintaining patent protection on our products and product candidates and successfully defending these patents against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict with certainty the scope and breadth of patent claims that may be afforded to other companies' patents. We could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate suits to protect our patent rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any of our issued patents or those of our licensors will be valid and enforceable;
- any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies that are patentable; or
- the patents of others will not have a material adverse effect on our business.

Others have filed and in the future may file patent applications covering uses and formulations of interferon gamma-1b, a pegylated version of this product, and other products in our development program. If a third party has been or is in the future issued a patent that blocked our ability to commercialize any of our products, alone or in combination, for any or all of the diseases that we are targeting, we would be prevented from commercializing that product or combination of products for that disease or diseases unless we obtained a license from the patent holder. We may not be able to obtain such a license to a blocking patent on commercially reasonable terms, if at all. If we cannot obtain, maintain and protect the necessary proprietary rights for the development and commercialization of our products or product candidates, our business and financial prospects will be impaired.

Over time, we will lose our ability to rely upon the intellectual property we currently own to prevent competing products, and after 2011 pirfenidone will only be protected by orphan drug designation, which may impair our ability to generate revenue.

We have licensed certain patents relating to interferon gamma-1b, the active ingredient in Actimmune, from Genentech. A U.S. patent relating to the composition of interferon gamma-1b expires in 2014. Other material U.S. patents relating to interferon gamma-1b expire between 2009 and 2013. We also previously purchased certain patents relating to interferon gamma analogs from Amgen in 2002 including two U.S. patents that issued August 30, 2005 which will expire on August 30, 2022. When these various patents expire, we will be unable to use these patents to try to block others from marketing interferon gamma-1b in the United States.

In 2002, we licensed from Marnac and its co-licensor, KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including the use of pirfenidone for the treatment of IPF. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Among the patents we purchased is U.S. Patent No. 5,310,562. After this U.S. patent expires in 2011, we will not be able to use this patent to block others from marketing pirfenidone for fibrotic disorders, including IPF. The FDA and the EMEA granted pirfenidone orphan drug designation for the treatment of IPF in 2004, which gives us seven years of market exclusivity for the use of pirfenidone for the treatment of IPF from the date that pirfenidone is approved, if it is approved. The pirfenidone molecule itself has no composition of matter patent protection in the United States or elsewhere. Therefore, we have no ability to prevent others from commercializing pirfenidone for (i) IPF after the orphan drug designation exclusivity period ends, (ii) uses covered by other patents held by third parties, or (iii) other uses in the public domain for which there is no patent protection. We are primarily relying on exclusivity granted from orphan drug designation in IPF to protect pirfenidone from competitors in this indication. The exclusivity period in the United States begins on first NDA approval for this product in IPF and ends seven years thereafter. In addition, a third party could develop pirfenidone for another non-fibrotic disease that also qualifies for orphan drug designation and could be granted seven years exclusivity in that indication. Additionally, in the European Union we have been granted orphan drug designation for pirfenidone for the treatment of IPF by the EMEA, which provides for ten years of market exclusivity in the European Union following first marketing approval in the European Union. We cannot provide any assurance that we will be able to maintain this orphan drug designation.

Once our patents expire, we will be subject to competition from third parties who will be able to use the intellectual property covered by these patents, which could impair our ability to generate revenue.

If we breach our license agreement with Genentech, we may lose our ability to develop and market Actimmune.

We license certain patents and trade secrets relating to Actimmune from Genentech. If we breach this agreement with Genentech, they may be able to terminate the respective license, and we would have no further rights to utilize the licensed patents or trade secrets to develop and market Actimmune, which could adversely affect our revenue and financial prospects.

Since the pirfenidone molecule is in the public domain and the patents we acquired from Marnac and KDL are limited to specific methods of use of pirfenidone, we may be subject to competition from third party products with the same active pharmaceutical ingredients as our product candidate.

Composition of matter patent protection for pirfenidone molecule has expired in the United States and elsewhere. Others have obtained patents in the United States and elsewhere relating to methods of use of pirfenidone for the treatment of certain diseases. In 2002, we licensed from Marnac and its co-licensor, KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including the use of pirfenidone for the treatment of IPF. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. It is possible that a third party may develop pirfenidone for the treatment of certain diseases that are not covered by patents we had acquired. If such third party were to develop pirfenidone for a use that is not covered by any patents and such third parties successfully developed pirfenidone for non-fibrotic indications, we could face competition from third party products with the same active pharmaceutical ingredient as our product candidate. If a third party were to obtain FDA approval for the use of pirfenidone for an indication before we did, such third party would be first to market and could establish the price for pirfenidone. This could adversely impact our ability to implement our pricing strategy for the product and may limit our ability to maximize the commercial potential of pirfenidone. The presence of a lower priced competitive product with the same active pharmaceutical ingredients as our product could lead to use of the competitive product for our anti-fibrotic indications. This could lead to pricing pressure for pirfenidone, which would adversely affect our ability to generate revenue from the sale of pirfenidone for anti-fibrotic indications.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and could adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability and the ability of our collaborators to avoid infringing patents and proprietary rights of third parties. Third parties may accuse us or our collaborators of employing their proprietary technology in our products, or in the materials or processes used to research or develop our products, without authorization. Any legal action against our collaborators or us claiming damages and/or seeking to stop our commercial activities relating to the affected products, materials and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to utilize the affected materials or processes or to manufacture or market the affected products. We cannot predict whether we, or our collaborators, would prevail in any of these actions or whether any license required under any of these patents would be made available on commercially reasonable terms, if at all. If we are unable to obtain such a license, we, or our collaborators, may be unable to continue to utilize the affected materials or processes or manufacture or market the affected products or we may be obligated by a court to pay substantial royalties and/or other damages to the patent holder. Even if we are able to obtain such a license, the terms of such a license could substantially reduce the commercial value of the affected product or products and impair our prospects for profitability. Accordingly, we cannot predict whether or to what extent the commercial value of the affected product or products or our prospects for profitability may be harmed as a result of any of the liabilities discussed above. Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

If the owners of the intellectual property we license fail to maintain the intellectual property, we may lose our rights to develop our products or product candidates.

We generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own. For example, if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market certain therapeutic uses for Actimmune and may be forced to incur substantial additional costs to maintain or protect the intellectual property or to compel Genentech to do so.

If our employees, consultants and vendors do not comply with their confidentiality agreements or our trade secrets otherwise become known, our ability to generate revenue and profits may be impaired.

We rely on trade secrets to protect technology where it is possible that patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements generally provide that all confidential information developed or made known to an individual or company during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees and consultants, our agreements generally provide that all inventions made by the individual while engaged by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. If our trade secrets become known, we may lose a competitive advantage and our ability to generate revenue may therefore be impaired.

By working with corporate partners, research collaborators and scientific advisors, we are subject to disputes over intellectual property, and our ability to obtain patent protection or protect proprietary information may be impaired.

Under some of our research and development agreements, inventions discovered in certain cases become jointly owned by our corporate partner and us and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention, and disputes could arise regarding those inventions. These disputes could be costly and could divert management's attention from our business. Our research collaborators and scientific advisors have some rights to publish our data and proprietary information in which we have rights. Such publications may impair our ability to obtain patent protection or protect our proprietary information, which could impair our ability to generate revenue.

Risks Related to Our Financial Results and Other Risks Related to Our Business

Revenue from the sale of Actimmune has been declining and is expected to decline further.

Physicians may choose not to prescribe Actimmune or provide fewer patient referrals for Actimmune for the treatment of IPF for a variety of reasons, some of which are because:

- Actimmune is not approved by the FDA for the treatment of IPF, and we therefore are unable to market or promote Actimmune for the treatment of IPF;
- in our initial and Phase III INSPIRE clinical trials, Actimmune failed to meet the primary and secondary endpoints;
- physicians prefer to enroll their patients in clinical trials for the treatment of IPF;
- Actimmune does not have a drug compendia listing, often a criterion used by third-party payors to decide whether or not to reimburse off-label prescriptions;
- physicians' patients are unable to receive or lose reimbursement from a third-party reimbursement organization;
- physicians are not confident that Actimmune has a clinically significant treatment effect for IPF; or
- a competitor's product shows a clinically significant treatment effect for IPF.

Net sales of Actimmune for the year ended December 31, 2007 were $53.4 million, compared to $90.3 million for the year ended December 31, 2006, a decline of 41%. If physicians do not prescribe Actimmune for the treatment of IPF for the above reasons or any other reasons, our Actimmune revenue will continue to decline. In light of the failure of the INSPIRE clinical trial, we expect that net sales of Actimmune for the year ended December 31, 2008 will continue to decline.

Negative conditions in the global credit markets may impair the liquidity of a portion of our investment portfolio.

Our investment securities consist of high-grade auction rate securities, corporate debt securities and government agency securities. As of December 31, 2007, our short-term investments included $27.0 million of high-grade (AAA rated) auction rate securities issued by state municipalities. Our auction rate securities are debt instruments with a long-term maturity and an interest rate that is reset in short intervals through auctions. The recent conditions in the global credit markets have prevented some investors from liquidating their holdings of auction rate securities because the amount of securities submitted for sale has exceeded the amount of purchase orders for such securities. If there is insufficient demand for the securities at the time of an auction, the auction may not be completed and the interest rates may be reset to predetermined higher rates. Although to date, we have not recorded any realized gains or losses on our investment portfolio or recognized any significant unrealized gains or losses on investments, when auctions for these securities fail, the investments may not be readily convertible to cash until a future auction of these investments is successful or they are redeemed or mature. If the credit ratings of the security issuers deteriorate and any decline in market value is determined to be other-than-temporary, we would be required to adjust the carrying value of the investment through an impairment charge. Through March 4, 2008, auctions failed for $24.0 million of our auction rate securities and as a result our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

We believe our existing cash, cash equivalents and available-for-sale securities, together with the anticipated net proceeds of this offering and anticipated cash flows from our operations, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2008. However, our current plans and assumptions may change, and our capital requirements may increase in future periods. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan.

If we continue to incur net losses for an extended period of time, we may be unable to continue our business.

We have incurred net losses since inception, and our accumulated deficit was approximately $657.7 million at December 31, 2007. We expect to incur substantial additional net losses prior to achieving profitability, if ever. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which our products may be marketed, and this expansion will require significant expenditures. To date, we have generated revenue primarily through the sale of Actimmune. However, Actimmune sales have decreased in recent periods and we expect this trend to continue into the future. We have not generated operating profits to date from our products. If the time required for us to achieve profitability is longer than we anticipate, we may not be able to continue our business.

Failure to accurately forecast our revenue could result in additional charges for excess inventories or non-cancelable purchase obligations.

We base many of our operating decisions on anticipated revenue trends and competitive market conditions, which are difficult to predict. Based on projected revenue trends, we acquired inventories and entered into non-cancelable purchase obligations in order to meet anticipated increases in demand for our products. However, more recent projected revenue trends resulted in us recording charges of $1.6 million, $4.5 million and $9.1 million in 2007, 2006 and 2005, respectively, for excess inventories from previous years' contractual purchases. If revenue levels experienced in future quarters are substantially below our expectations, especially revenue from sales of Actimmune, we could be required to record additional charges for excess inventories and/or non-cancelable purchase obligations. For additional information relating to difficulties we have experienced forecasting revenue, see the risk factor titled "We may fail to meet our publicly announced revenue and/or expense projections and/or other financial guidance, which would cause our stock to decline in value" below.

If product liability lawsuits are brought against us, we may incur substantial liabilities.

The testing, marketing and sale of medical products entail an inherent risk of product liability. We have product liability risk for all of our product candidates and for all of the clinical trials we conduct, including our unsuccessful INSPIRE trial. If product liability costs exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. While we believe that our clinical trial and product liability insurance currently provides adequate protection to our business, we may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

Our use of hazardous materials, chemicals, viruses and radioactive compounds exposes us to potential liabilities.

Our research and development activities involve the controlled use and disposal of hazardous materials, chemicals, infectious disease agents and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for significant damages or fines, which may not be covered by or may exceed our insurance coverage.

If we fail to fulfill our obligations under the Deferred Prosecution Agreement with the U.S. Department of Justice or the Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services it could have a material adverse effect on our business.

On October 26, 2006, we announced that we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services. Under the terms of the Deferred Prosecution Agreement, the United States Attorney's Office for the Northern District of California filed an Information charging us with one count of off-label promotion of Actimmune for use with IPF, but has agreed to defer prosecution of such charge during the two year term of the Deferred Prosecution Agreement. The U.S. Attorney will seek dismissal of the Information after the two year period if we comply with the provisions of the Deferred Prosecution Agreement. Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services has agreed to waive any potential exclusion against us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years. If we do not satisfy our obligations under the Deferred Prosecution Agreement, the U.S. Attorney can proceed with the prosecution against us for actions involving the off-label promotion of Actimmune for use with IPF, as set forth in the Information, and may consider additional actions against us, which could have significant adverse effects on our operations and financial results. If we do not satisfy our obligations under the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services could potentially exclude us from participation in federal health care programs, which could have significant adverse effects on our operations and financial results.

We may be required to indemnify certain of our former officers and directors if any action is taken by the U.S. Attorney or other authorities with respect to those individuals in connection with the off-label promotion of Actimmune for use with IPF, and there can be no assurance that our directors' and officers' liability insurance will cover all of these indemnification obligations.

Insurance coverage is increasingly difficult to obtain or maintain.

While we currently maintain clinical trial and product liability insurance, directors' and officers' liability insurance, general liability insurance, property insurance and warehouse and transit insurance, first- and third-party insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. Furthermore, any first- or third-party claims made on our insurance policies may impact our future ability to obtain or maintain insurance coverage at reasonable costs, if at all.

Budget or cash constraints may force us to delay our efforts to develop certain products in favor of developing others, which may prevent us from meeting our stated timetables and commercializing those products as quickly as possible.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay our research and development efforts for a promising product candidate to allocate those resources to another program, which could cause us to fall behind our initial timetables for development. As a result, we may not be able to fully realize the value of some of our product candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

We had 132 full-time employees as of February 29, 2008, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including Daniel G. Welch, our Chief Executive Officer and President, as well as the other principal members of our management. None of our employees, including members of our management team, has a long-term employment contract, and any of our employees can leave at any time. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional academic collaborations if we expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business.

Risks Related to our Common Stock

We may fail to meet our publicly announced revenue and/or expense projections and/or other financial guidance, which would cause our stock to decline in value.

There are a number of reasons why we might fail to meet our revenue and/or expense projections and/or other financial guidance, including, but not limited to, the following:

- if only a subset of or no affected patients respond to therapy with any of our products or product candidates;
- the actual dose or efficacy of the product for a particular condition may be different than currently anticipated;
- negative publicity about the results of our clinical studies, such as the recent failure of INSPIRE to meet it's primary endpoint and our resulting decision to discontinue the trial, or those of others with similar or related products may reduce demand for our products and product candidates;
- the treatment regimen may be different in duration than currently anticipated;
- treatment may be sporadic;

- we may not be able to sell a product at the price we expect;
- we may not be able to accurately calculate the number of patients using the product;
- we may not be able to supply enough product to meet demand;
- there may be current and future competitive products that have greater acceptance in the market than our products do;
- we may decide to divest a product;
- our development activities may proceed faster than planned;
- we may decide to change our marketing and educational programs;
- clinical trial participation may reduce product sales; or
- physicians' prescriptions or patient referrals for Actimmune may decline.

If we fail to meet our revenue and/or expense projections and/or other financial guidance for any reason, our stock could decline in value.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission require an annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to the effectiveness of our internal control over financial reporting at the end of the fiscal year. If we fail to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission. If we cannot in the future favorably assess, or our independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our stock price.

Our stock price may be volatile, and an investment in our stock could decline in value.

The trading price of our common stock has been and is likely to continue to be extremely volatile. During the twelve-month period ended December 31, 2007, the closing price of our common stock on the NASDAQ Global Select Market ranged from a high of $35.97 in February 2007 to a low of $13.33 in December 2007. Our stock price could be subject to wide fluctuations in response to a variety of factors, including, but not limited to any announcements made by Shionogi with respect to their pirfenidone product candidate and all the factors discussed in this "Risk Factors" section.

In addition, the stock market in general, and the stock price of companies listed on the NASDAQ, and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. Periods of volatility in the market price of a company's securities frequently results in securities class action and shareholder derivative litigation against that company. This type of litigation can result in substantial costs and a diversion of management's attention and resources.

If our officers, directors and certain stockholders choose to act together, they may be able to significantly influence our management and operations, acting in their own best interests and not necessarily those of other stockholders.

At December 31, 2007, our directors, executive officers and greater than 5% stockholders and their affiliates beneficially owned approximately 65% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to significantly influence the election of all of our directors and to significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers or a financing in which we sell more than 20% of our voting stock at a discount to market price. They may exercise this ability in a manner that advances their own best interests and not necessarily those of other stockholders. This concentration of ownership could also depress our stock price.

Substantial sales of shares may negatively impact the market price of our common stock.

If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or conversion of our outstanding convertible notes the market price of our common stock may decline. In addition, the existence of our outstanding convertible notes may encourage short selling by market participants. These sales also might make it more difficult for us to sell equity or equity related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then-prevailing market price of our common stock.

We have filed registration statements covering the approximately 9,271,426 shares of common stock that are either issuable upon the exercise of outstanding options or reserved for future issuance pursuant to our stock plans as of December 31, 2007. We have also filed a shelf registration statement covering the resale of our 0.25% convertible senior notes due in 2011 and the 7,858,811 shares of common stock issuable upon conversion of those notes.

On October 29, 2004, we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") that permits Warburg Pincus to acquire up to 25% of our outstanding common stock in the open market. Under this agreement, Warburg Pincus may acquire up to 25% of our outstanding common stock and we have granted Warburg Pincus certain registration rights with respect to its holdings. The restriction on Warburg Pincus' acquisition of additional shares of our common stock expired on October 29, 2007. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus has granted the independent members of our board of directors the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus has agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this transaction, we also amended our stockholder Rights Plan to allow Warburg Pincus to acquire up to 25% of our outstanding common stock. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P. In December 2006, we filed a shelf registration statement covering the sale of 7,357,549 shares held by Warburg Pincus and up to $175.0 million from any combination of debt securities, preferred stock, common stock or warrants that may be sold by us. In September 2007, we completed a public offering of 4,025,000 shares of registered common stock under this shelf registration statement.

Management may invest or spend the proceeds of our September 2007 public offering in ways with which you may not agree and in ways that may not yield a return to our stockholders.

Management will retain broad discretion over the use of proceeds from our September 2007 public offering. Stockholders may not deem such uses desirable, and our use of the proceeds may not yield a significant return or any return at all for our stockholders. Management intends to use the proceeds from this offering for general corporate purposes, which may include funding research and development, increasing our working capital, reducing our indebtedness, acquisitions or investments in businesses, products or technologies that are complementary to our own, and capital expenditures. Because of the number and variability of factors that determine our use of the proceeds from this offering, our actual uses of the proceeds of this offering may vary substantially from our currently planned uses. We intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities until we are ready to use them.

Under the terms of our settlement with the U.S. Department of Justice concerning promotional activities for Actimmune by certain of our former employees, we may be required to apply a portion of the proceeds of our September 2007 public offering towards the making of an accelerated payment to the U.S. Department of Justice.

As part of the comprehensive settlement we entered into with the U.S. Department of Justice concerning promotional activities for Actimmune by certain of our former employees during a period that ended in June of 2003, we entered into a Civil Settlement Agreement that provides that if, after the effective date of the settlement, we receive over $150 million from in license fees and milestone payments from partnering (excluding any research and development contributions), external debt and equity financing during the term of the settlement, 20% of the amount over $150 million (subject to a cap of $10 million per year) must be applied to the acceleration of the $36.9 million in original scheduled principal payments under the settlement. We entered into the Civil Settlement Agreement on October 25, 2006 and it became effective on December 4, 2006, the date the settlement was approved by the United States District Court.

After we entered into the Civil Settlement Agreement and prior to the September 2007 public offering, we received $91.1 million in payments from third parties. We believe that $20.0 million of these payments, representing the two milestone payments we received from Roche during 2007, should be counted towards the $150 million that we may raise under the Civil Settlement Agreement before triggering an acceleration of payments under the agreement. This is in addition to the proceeds we received from the public offering of approximately $73.8 million, after deducting underwriting discounts and commissions but not deducting estimated offering expenses payable by us, which we also believe should be counted towards that $150 million. We believe that the remaining $71.1 million in payments that we have received from third parties should not be applied towards the $150 million. However, it is possible that the U.S. Department of Justice may take the position that some or all of the remaining $71.1 million in payments we have received from third parties should count towards the $150 million. If this were to occur, we may be required to apply a portion of the proceeds of the offering towards the making of an accelerated payment to the U.S. Department of Justice under the Civil Settlement in an amount of up to $10 million for 2007.

We have implemented anti-takeover provisions, which could discourage, prevent or delay a takeover, even if the acquisition would be beneficial to our stockholders, or frustrate or prevent any attempts by our stockholders to replace or remove our current management or Board of Directors.

The existence of our stockholder Rights Plan and provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions:

- establish a classified board of directors so that not all members of our board may be elected at one time;
- authorize the issuance of up to 5,000,000 shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;
- limit who may call a special meeting of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

We have never paid dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

Risks Related to our Outstanding Notes

Our indebtedness and debt service obligations may adversely affect our cash flow.

As of December 31, 2007, our annual debt service obligation on the $170.0 million in aggregate principal amount of our 0.25% convertible senior notes due March 1, 2011 was $0.4 million. We intend to fulfill our current debt service obligations, including repayment of the principal, both from cash generated by our operations and from our existing cash and investments. If we are unable to generate sufficient cash to meet these obligations and need to use existing cash or liquidate investments in order to fund our current debt service obligations, including repayment of the principal, we may have to delay or curtail research and development programs.

We may add additional lease lines to finance capital expenditures and may obtain additional long-term debt and lines of credit. If we issue other debt securities in the future, our debt service obligations will increase further.

Our indebtedness could have significant additional negative consequences, including, but not limited to:

- requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our ability to obtain additional financing;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We may not have the ability to raise the funds necessary to finance any required redemptions of our outstanding convertible notes, which might constitute a default by us.

If a designated event, such as the termination of trading of our common stock on the NASDAQ Global Select Market or a specified change of control transaction, occurs prior to maturity, we may be required to redeem all or part of our 0.25% convertible senior notes due 2011. We may not have enough funds to pay the redemption price for all tendered notes. Although the indenture governing the 0.25% convertible senior notes due 2011 allows us in certain circumstances to pay the applicable redemption prices in shares of our common stock, if a designated event were to occur, we may not have sufficient funds to pay the redemption prices for all the notes tendered.

We have not established a sinking fund for payment of our outstanding notes, nor do we anticipate doing so. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of our outstanding notes under certain circumstances, or expressly prohibit our redemption of our outstanding notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming our outstanding notes, we could seek the consent of our lenders to redeem our outstanding notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem our outstanding notes. Our failure to redeem tendered notes would constitute an event of default under the indenture for the notes, which might constitute a default under the terms of our other indebtedness.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities currently consist of approximately 55,898 square feet of office space located at our headquarters at 3280 Bayshore Boulevard, Brisbane, California. In December 2000, we entered into a ten-year lease for this building. In May 2006, we entered into an amendment to our existing lease to expand our existing office and laboratory space by approximately 15,000 square feet on the first floor of 3260 Bayshore Boulevard, Brisbane, CA 94005. The lease expires concurrently with our existing facility lease in March 2011. We believe that our facilities are adequate for our current needs, and that suitable additional or substitute space will be available in the future to replace our existing facility, if necessary, or accommodate expansion of our operations.

ITEM 3. *LEGAL PROCEEDINGS*

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune, including information regarding the promotion and marketing of Actimmune. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune for IPF by our former employees during a period ending in June 2003. As part of this comprehensive settlement, we entered into a Civil Settlement Agreement with the United States Department of Justice and the United States Attorney's Office for the Northern District of California. In addition, we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services.

Under the terms of the Civil Settlement Agreement, we agreed to pay $36.9 million plus 5% interest on the then outstanding principal balance to the government over a period of five years, an amount to be shared between the Federal and participating State governments as per the agreement and the Medicaid Program. We recorded a $36.9 million charge during 2006 to reflect the final terms of the Civil Settlement Agreement. We paid $4.1 million of the first installment payment of $5.0 million during the fourth quarter of 2006, an additional $4.1 million in the fourth quarter of 2007 and are required to make additional payments on the remaining settlement amount over the next four years in annual installments. The Civil Settlement Agreement contains a provision for the acceleration of certain of the $36.9 million in original scheduled principal payments if we receive over $150.0 million from partnering, license fees and milestone payments (excluding any research and development contributions), external debt and equity financing during the term of the Civil Settlement Agreement, subject to a cap on any acceleration of payment of $10.0 million in any one year.

Under the terms of the Deferred Prosecution Agreement, the United States Attorney's Office for the Northern District of California will file an Information charging us with one count of off-label promotion of Actimmune for use with IPF, but will defer prosecution of such charge during the two year term of the Deferred Prosecution Agreement. The U.S. Attorney will seek dismissal of the Information after the two year period if we comply with the provisions of the Deferred Prosecution Agreement. The Deferred Prosecution Agreement became effective December 2006 when it was approved by the United States District Court for the Northern District of California.

Under the terms of the Corporate Integrity Agreement, the Office of the Inspector General of the United States Department of Health and Human Services agrees to waive any potential exclusion of us from participation in federal health care programs provided that we comply with the terms of the Corporate Integrity Agreement for a period of five years. As part of the agreement, we agreed to retain an independent review organization to conduct periodic reviews of our promotional processes and policies as well as reviews of certain medical affairs group records.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Since the initial public offering of our common stock, $0.001 par value, on March 24, 2000, our common stock has traded on the NASDAQ Global Select Market under the symbol "ITMN."

The following table sets forth the high and low closing sales prices of our common stock, as reported on the NASDAQ Global Select Market for the fiscal periods indicated:

Fiscal Year:	High	Low
2007		
First Quarter	$35.97	$21.86
Second Quarter	30.62	24.42
Third Quarter	27.06	18.61
Fourth Quarter	20.00	13.33
2006		
First Quarter	$20.61	$17.62
Second Quarter	18.35	14.20
Third Quarter	17.68	14.83
Fourth Quarter	30.75	16.25

As of February 29, 2008, we had 81 stockholders of record. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Performance Graph

We show below the cumulative total return to our stockholders during the period from December 31, 2002 through December 31, 2007 in comparison to the cumulative return on the NASDAQ Composite and the AMEX Biotechnology Index during that same period. The results assume that $100 was invested on December 31, 2002.

Comparison of Cumulative Five Year Total


InterMune, Inc.
NASDAQ Composite
AMEX Biotechnology Index
DOLLARS
300
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007

Company/Index	Base period December 2002	2003	2004	2005	2006	2007
		Years Ending December 31,				
InterMune, Inc.	100	$ 90.79	$ 51.98	$ 65.86	$120.54	$ 52.25
NASDAQ Composite	100	150.36	163.00	166.58	183.68	201.91
AMEX Biotechnology Index	100	144.91	160.92	201.32	223.01	232.54

The information under "Performance Graph" is not soliciting material, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of InterMune, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this 10-K and irrespective of any general incorporation language in those filings.

ITEM 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data that appears below and on the following page has been derived from our audited consolidated financial statements. This historical data should be read in conjunction with our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements contained in this Report, and with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Report. The selected consolidated statement of operations data for each of the three years ended December 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of December 31, 2006 and 2005 are derived from the audited consolidated financial statements included elsewhere in this Report. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from audited financial statements not included in this Report.

In December 2005, we sold our Infergen product, including related intellectual property rights and inventory, to Valeant. The operating results of our Infergen activities, which include allocations of research and development and selling, general and administrative expenses, have been reclassified as discontinued operations for all periods presented.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue, net:					
Actimmune	$ 53,420	$ 90,317	$107,633	$124,980	$141,402
Other products	—	—	2,863	3,700	3,460
Collaboration revenue	13,272	467	—	—	—
Total revenue, net	66,692	90,784	110,496	128,680	144,862
Costs and expenses:					
Cost of goods sold	14,109	24,608	35,022	33,882	39,231
Research and development	105,939	103,849	82,736	75,683	118,771
Acquired research and development and milestone (credits) payments(1)	13,725	—	(10,000)	—	12,150
General and administrative	29,577	40,372	58,854	55,132	56,167
Provision for government settlement	—	36,944	—	—	—
Restructuring charges	10,246	—	5,549	—	—
Total costs and expenses	173,596	205,773	172,161	164,697	226,319
Loss from operations	(106,904)	(114,989)	(61,665)	(36,017)	(81,457)
Interest income	10,699	9,512	3,965	3,490	4,024
Interest and other income (expense)	(666)	(485)	52	(12,516)	(10,037)
Loss from continuing operations before income taxes	(96,871)	(105,962)	(57,648)	(45,043)	(87,470)
Income tax benefit	(2,275)	—	—	—	—
Loss from continuing operations	(94,596)	(105,962)	(57,648)	(45,043)	(87,470)
Discontinued operations:					
Income (loss) from discontinued operations	4,994	(1,244)	(32,925)	(14,435)	(9,531)
Gain on sale of discontinued operations (net of transaction costs)	—	—	85,338	—	—
Income (loss) from discontinued operations	4,994	(1,244)	52,413	(14,435)	(9,531)
Net loss	$ (89,602)	$(107,206)	$ (5,235)	$(59,478)	$(97,001)
Basic and diluted loss per share:					
Continuing operations	$ (2.67)	$ (3.18)	$ (1.79)	$ (1.42)	$ (2.76)
Discontinued operations	$ 0.15	$ (0.04)	$ 1.63	$ (0.45)	$ (0.30)
Net loss per share	$ (2.52)	$ (3.22)	$ (0.16)	$ (1.87)	$ (3.06)
Shares used in computing basic and diluted net loss per share	35,493	33,277	32,220	31,760	31,665

	As of December 31,				
	2007	2006	2005	2004	2003
			(In thousands)		
Balance sheet data:					
Cash, cash equivalents and available-for-sale securities	$ 235,292	$ 214,549	$ 215,525	$ 183,025	$ 216,107
Working capital	214,463	201,924	185,295	185,133	201,855
Total assets	262,445	257,583	266,242	268,795	291,070
Long-term obligations	170,000	170,000	170,000	170,000	149,500
Accumulated deficit	(657,689)	(568,087)	(460,881)	(455,646)	(396,168)
Total stockholders' equity (deficit)	(30,888)	(39,797)	31,767	32,791	87,744

(1) These charges represent acquired research and development and milestone payments for projects that were in development, had not reached technical feasibility and had no foreseeable alternative future uses at the time of acquisition or when the milestone became payable. The 2005 balance reflects the reversal of the milestone liability in connection with the divestiture of oritavancin. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and Note 5 of the Notes to Consolidated Financial Statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

For additional overview information relating to our business, including Actimmune, co-promotion and our product development programs, please see the discussion in "Item 1. Business — Overview," which is incorporated herein by reference.

Significant License/Acquisition Agreements

We are highly dependent on technology we license or acquire from third parties. Actimmune, which is currently our sole marketed product, is subject to a license agreement with Genentech, Inc. The majority of our clinical development pipeline is also based on technology that we have licensed from third parties. Details of these agreements can be found elsewhere in this Report under "Item 1. Business — License and Other Agreements," Notes 6 and 7 of the Notes to Consolidated Financial Statements, and under the heading "Results of Operations" below.

We will be required to make contingent milestone payments in accordance with all of our license and acquisition agreements in the aggregate amount of $71.6 million if all of the milestones defined in each of the agreements are achieved. These milestones include development, regulatory approval, commercialization and sales milestones.

Our Need for Additional Capital

We commenced operations in 1998 and have incurred significant losses to date. Our revenue has been limited primarily to sales of Actimmune, which has been declining in 2006 and 2007, derived from physicians' prescriptions for the off-label use of Actimmune in the treatment of IPF. We expect to continue to incur net losses over the next several years as we continue the development of our advanced-stage pulmonology pipeline and our research-stage hepatology pipeline, apply for regulatory approvals and grow our operations. Although we believe that our existing cash, cash equivalents and available-for-sale securities, together with anticipated cash flows from our operations, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2008, we believe that we will continue to require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our product candidates. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. If additional capital is not available, we may be forced to curtail our development activities or cease operations.

Discontinuation of Actimmune Trial for IPF

Effective March 5, 2007, we made the decision to discontinue the Phase III INSPIRE clinical trial evaluating Actimmune in patients with IPF based upon the recommendation of the study's independent DMC. As a result of the disappointing INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million in 2006 related to the prepayment of inventory that we were expecting to receive in 2007 and 2008. While we believe other Actimmune related assets are recoverable for at least their $2.4 million net carrying value, if sales decline below our revised estimates, we may incur additional asset impairment charges, including inventory writedowns in excess of the $1.6 million recorded in 2007, and impairment of acquired product rights, as well as product returns.

The following table reflects the asset balances as of December 31, 2007 which may be impacted (in thousands):

Finished goods inventory	$1,776
Acquired product rights, net	667
Total	$2,443

We have also incurred approximately $3.4 million in personnel-related restructuring charges during 2007, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%, which has been completed as of September 30, 2007. We have also incurred approximately $6.8 million in expenses in connection with the termination of our previous supply agreement with BI. See Note 14 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. These estimates are the basis for our judgments about the carrying values of assets and liabilities, which in turn may impact our reported revenue and expenses. We have discussed the development, selection and disclosure of these estimates with the Audit Committee of our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur periodically, could materially change the financial statements. We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Stock-based Compensation

Beginning January 1, 2006, we account for stock-based compensation in accordance with Statement of Financial Accounting Standards, or SFAS No. 123(R), *Share-Based Payment*. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. In order to estimate the value of share-based awards, we use the Black-Scholes model, which requires the use of certain subjective assumptions. The most significant assumptions are our estimates of the expected volatility and the expected term of the award. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from any of these estimates, stock-based compensation expense and our results of operations could be materially impacted.

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the our fiscal year 2006. SFAS 123(R) supersedes our previous accounting under APB 25. Our Consolidated Financial Statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 was $12.7 million and $16.5 million, respectively, which consisted of stock-based compensation expense related to employee stock options, restricted stock and the 2000 Employee Stock Purchase Plan (the "ESPP"). Stock-based compensation expense of $3.0 million for the year ended December 31, 2005 was related to restricted stock which we had been recognizing under previous accounting standards and option acceleration costs related to our divestiture of Infergen and concurrent restructuring. There was no stock-based compensation expense related to the ESPP recognized during the year ended December 31, 2005.

If all of the remaining restricted stock awards that were granted in 2004, 2006 and 2007 became vested, we would recognize approximately $3.0 million in compensation expense over a weighted average remaining period of 2.0 years. If all of the remaining nonvested and outstanding stock option awards that have been granted became vested, we would recognize approximately $14.6 million in compensation expense over a weighted average remaining period of 2.0 years. However, no compensation expense will be recognized for any stock awards that do not vest.

Revenue Recognition and Revenue Reserves

Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed, and final delivery has occurred and there is a reasonable assurance of collectibility of the amounts receivable from the customer. Therefore, revenue is generally recognized upon delivery when title passes to a credit-worthy customer. Reserves are recorded at the time revenue is recognized for estimated returns, rebates, chargebacks and cash discounts, if applicable. We sell to a limited number of customers, mainly specialty pharmacies and distributors. We obtain written purchase authorizations from our customers for a specified amount of product at a specified price. We are obligated to accept returns from customers if the pharmaceuticals they purchased have reached the expiration date. We have demonstrated the ability to make reasonable and reliable estimates of product returns based on historical experience. Due to the nature of our business model and based on historical experience, these estimates are not highly subjective. We review all sales transactions for potential rebates, chargebacks and discounts each month and monitor product ordering cycles and actual returns, product expiration dates and wholesale inventory levels to estimate potential product return rates. We believe that our reserves are adequate. For each of the periods presented below, we have not made any shipments as a result of incentives and/or in excess of our customers' ordinary course of business inventory levels. Specialty wholesalers maintain low inventory levels and manage their inventory levels to optimize patient-based need (demand) and generally do not overstock Actimmune.

The tables below present the amounts reported as revenue reductions for the periods indicated (in thousands, except percentages):

	Years Ended December 31,		
Reductions to Revenue	**2007**	**2006**	**2005**
Cash discounts	$1,116	$1,887	$2,280
Product returns	—	—	428
Chargebacks	1,222	1,106	1,258
Medicaid rebates	1,160	2,032	3,474
Total	$3,498	$5,025	$7,440

	Years Ended December 31,		
	2007	2006	2005
Gross product revenue	$56,918	$95,342	$117,936
Revenue reductions as a% of gross product revenue			
Cash discounts	2.0%	2.0%	1.9%
Product returns	—	—	0.4%
Chargebacks	2.1%	1.2%	1.1%
Medicaid rebates	2.0%	2.1%	2.9%
Total	6.1%	5.3%	6.3%

In 2007, chargebacks were approximately 2.1% of gross revenue, but could reasonably fall within a range of 1.0% to 4.0% in any given year depending on the customer base. If chargebacks had increased to 4.0% during 2007, this would have reduced our reported revenue by approximately $1.1 million. In 2007, Medicaid rebates were approximately 2.0% of gross revenue, but could reasonably fall within a range of 2.0% to 3.0% in any given year. If Medicaid rebates had increased to 3.0% during 2007, this would have decreased our reported revenue by approximately $0.5 million. The ranges selected above are based on a review of historical trends and we believe they are reasonably likely to continue to be relevant in future periods. Chargebacks as a percentage of gross revenue increased in 2007 compared with 2006 and 2005 due to disappointing clinical trial results and our subsequent decision to discontinue further development of Actimmune. The decrease in Medicaid rebates from 2.9% in 2005 and 2.1% in 2006 to 2.0% in 2007 is due to the decreasing number of patients, as a percentage of the total patient population treated with Actimmune, that are covered through state Medicaid programs.

The source of information that we monitor in assisting us with computing chargebacks is from the Federal Supply Schedule, Veterans Administration and Public Health System pricing documents. These documents establish the maximum price allowable for the sale of our product to a government customer. The chargeback amount per unit is computed as the difference between our sales price to the wholesaler and the selling price from the wholesaler to a government customer. Chargebacks are processed directly by the wholesalers and are deducted from payments to us.

The source of information that we monitor in assisting us with computing Medicaid rebates is from each of the 50 states. Medicaid rebates are billed directly to us from each state. Billings from each of the states, which are based on end user reports submitted by pharmacies to the state agencies, are typically received within 45 days after the end of each calendar quarter. We use historical billing and payment trends made to the states to assist us in determining an estimated Medicaid rebate amount each period.

Clinical Trial Accruals

We accrue costs for clinical trial activities performed by contract research organizations based upon the estimated amount of work completed on each study. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible through internal reviews, correspondence with contract research organizations and review of contractual terms. However, if we have incomplete or inaccurate information, we may overestimate or underestimate activity levels associated with various studies at a given point in time. In the event we underestimate, we could be required to record significant additional research and development expenses in future periods when the actual activity level becomes known. All such costs are charged to research and development expenses as incurred. To date, we have not experienced changes in estimates that have led to material research and development expense adjustments being recorded in future periods.

Inventory Reserves

Our inventories are stated at the lower of cost or market and our inventory costs are determined by the first-in first-out method. We enter into purchase obligations to purchase our inventory based upon sales forecasts to enable us to mitigate some of the risk associated with the long lead times required to manufacture our products.

We write off the cost of inventory and reserve for future minimum purchase commitments, if any, that we consider to be in excess of forecasted future demand. We define excess inventory as inventory that will expire before it can be sold, based on future sales forecasts. In making these assessments, we are required to make judgments as to the future demand for current or committed inventory purchase levels. We are also required to monitor the expiration dates of our products, since our products can no longer be used after their respective expiration dates. In 2004, in an effort to best manage the procurement and distribution of levels of Actimmune, we successfully completed the necessary testing to extend the expiration period of Actimmune from 30 months to a total of 36 months. As part of our excess inventory assessment for Actimmune, we also estimate the expiration date of any Actimmune to be manufactured in the future.

Projected revenue trends resulted in us recording charges during 2007 of $1.6 million to cost of goods sold for excess inventories. If Actimmune revenue levels experienced in future periods are substantially below our current expectations, we could be required to record additional charges for excess inventories. Please refer to the statements under "Item 1A. Risk Factors" in this Report to gain a better understanding of the possible reasons why actual results could differ from our estimates.

Results of Operations

The following discussion of our continuing results of operations for each of the comparative periods excludes Infergen related activity. These amounts are reflected in discontinued operations as a result of the sale of the Infergen product to Valeant in December 2005.

Comparison of years ended December 31, 2007 and 2006

Revenue

For the year ended December 31, 2007, we recorded total net revenue of $66.7 million, compared to $90.8 million for the same period in 2006, a decrease of 27%. This decrease was attributable to a decrease in sales of Actimmune of approximately $36.9 million, or 41%, partially offset by an increase in collaboration revenue of $12.8 million resulting from the agreement with Roche. In early March 2007, we announced that our Phase III INSPIRE program for Actimmune in IPF had been discontinued and that future Actimmune revenue was expected to decline. The $13.3 million of collaboration revenue for 2007 includes a $10.0 million milestone received in June 2007, which had been assessed as substantially at-risk at the initiation of the agreement and was therefore recognized as revenue when the milestone was achieved, as defined in the Collaboration Agreement. For each of the years ended December 31, 2007 and 2006, Actimmune accounted for all of our product revenue. Substantially all of these sales were derived from physicians' prescriptions for the off-label use of Actimmune in the treatment of IPF. Net revenue in 2006 includes approximately $0.5 million of collaboration revenue, which represents amortization of the $60.0 million upfront payment received from Roche during the fourth quarter of 2006.

There are a number of variables that impact Actimmune revenue including, but not limited to, the discontinuation of the Phase III INSPIRE clinical trial in March 2007, the level of enrollment in IPF clinical trials of other companies, new patients started on therapy, average duration of therapy, new data on Actimmune or other products presented at medical conferences and publications in medical journals, reimbursement and patient referrals from physicians. In light of the failure of the INSPIRE clinical trial, we expect that net sales of Actimmune for the year ended December 31, 2008 will continue to decline.

Cost of Goods Sold

Cost of goods sold included product manufacturing costs, royalties and distribution costs associated with our product revenue and inventory writedowns. Cost of goods sold for the year ended December 31, 2007 was $14.1 million, or approximately 26% of total product revenue, compared to $24.6 million, or approximately 27% of total product revenue, in the corresponding period of 2006. The decrease in cost of goods sold primarily reflects the decline in Actimmune revenue. Included in 2007 cost of goods sold is a charge of $1.6 million recorded for excess inventory. Included in 2006 cost of goods sold is a charge of approximately $4.5 million for excess inventories, recorded in connection with the impact of the disappointing Phase III INSPIRE trial results announced in March 2007. Excluding the $1.6 million and $4.5 million charges for excess inventory and purchase commitments in 2007 and 2006, respectively, cost of goods sold was approximately 23% and 22% of product revenue for each of the years ended December 31, 2007 and 2006, respectively.

Exchange rate fluctuations on inventory purchases may affect cost of goods sold on Actimmune inventory purchased from BI. In the past, we have utilized forward exchange contracts to partially offset the effect of exchange rate fluctuations, but we did not enter into any new contracts in 2006 or 2007.

Research and Development Expenses

Research and development ("R&D") expenses were $105.9 million and $103.8 million for the years ended December 31, 2007 and 2006, respectively, representing an increase of 2%. The increase was primarily due to the full enrollment of our two Phase III CAPACITY studies for pirfenidone during 2007 and the conduct of the Phase 1a and 1b studies of ITMN-191, partially offset by reduced costs related to the discontinuation of the INSPIRE program and the full year reimbursement from Roche under our collaboration agreement.

The following table lists our current product development programs and the research and development expenses recognized in connection with each program during the indicated periods. The category titled "Programs — Non-specific" is comprised of facilities and personnel costs that are not allocated to a specific development program or discontinued programs and $6.0 million and $8.1 million of stock-based compensation in 2007 and 2006, respectively. Our management reviews each of these program categories in evaluating our business. For a discussion of the risks and uncertainties associated with developing our products, as well as the risks and uncertainties associated with potential commercialization of our product candidates, see the specific sections under "Item 1A. Risk Factors" above.

	Year Ended December 31,		
Development Program	**2007**	**2006**	**2005**
		(In thousands)	
Pulmonology	$ 56,169	$ 50,065	$34,779
Hepatology	21,965	30,035	17,820
Oncology	—	1,561	14,156
Programs — Non-specific	27,805	22,188	15,981
Total	$105,939	$103,849	$82,736

The largest component of our total operating expenses is our ongoing investments in research and development and, in particular, the clinical development of our product pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- the submission of an IND with the FDA to conduct human clinical trials for drugs;
- the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and
- the submission by a company and acceptance and approval by the FDA of an NDA or BLA for a drug product to allow commercial distribution of the drug.

In light of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

Acquired Research and Development and Milestone Expense/(Credits)

In 2002, we licensed from Marnac and its co-licensor, KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Under the terms of the asset purchase agreements, we made acquisition payments of approximately $13.7 million. Contingent acquisition payments of up to an additional $53.5 million would be made by us only if positive Phase III data and registration in the United States and European Union are achieved. There were no charges for acquired research and development and milestone payments in the year ended December 31, 2006.

General and Administrative Expenses

General and administrative ("G&A") expenses were $29.6 million and $40.4 million for the years ended December 31, 2007 and 2006, respectively, representing a decrease of $10.8 million, or 27%. The decreased spending for the year ended December 31, 2007 compared to the same period in 2006 reflects the impact of headcount and cost reductions related to the closure of the INSPIRE trial for Actimmune in March 2007.

Provision for Government Settlement

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune, including information regarding the promotion and marketing of Actimmune. On October 25, 2006, we reached a comprehensive settlement with the government concerning promotional activities for Actimmune by former employees during a period that ended in June 2003. A $36.9 million charge was recorded during 2006 to reflect the final terms of the civil settlement agreement. The settlement resolves without criminal sanctions, all outstanding government investigations of InterMune. We agreed to pay a total of $36.9 million, plus 5% interest on the then outstanding principal balance, over a period of five years. As part of the settlement, InterMune also entered into corporate integrity and deferred prosecution agreements with the government.

Restructuring Charges

Effective March 5, 2007, we made the decision to discontinue the Phase III INSPIRE clinical trial evaluating Actimmune in patients with IPF based upon the recommendation of the study's independent data monitoring committee. As a result of the disappointing INSPIRE trial results, we made the decision to reduce our workforce by approximately 50%, which has been completed as of September 30, 2007. As a result, we incurred approximately $3.4 million in personnel-related restructuring charges during 2007. The $3.4 million charge is comprised of approximately $2.9 million for cash severance and related benefits and $0.5 million of costs for the acceleration of options for approximately 66,000 shares of our common stock. We have also incurred approximately $6.8 million in expenses in connection with the termination of our previous supply agreement with BI. See Note 14 of Notes to Consolidated Financial Statements.

Interest Income

Interest income increased to $10.7 million for the year ended December 31, 2007 compared to $9.5 million for the year ended December 31, 2006. The increase in interest income for the year ended December 31, 2007 reflects a higher average balance on our invested cash and securities throughout 2007, including the proceeds of $73.4 million from our public offering in September 2007, compared to 2006 and relatively higher average interest rates in 2007 compared to 2006.

Interest Expense

Interest expense increased to $2.9 million for the year ended December 31, 2007 compared to $1.5 million for the year ended December 31, 2006. The increase in interest expense for the year ended December 31, 2007 reflects a full year of interest incurred in connection with our liability under the government settlement reached in October 2006. Both 2007 and 2006 include interest on our $170.0 million principal amount 0.25% convertible senior notes, issued in February 2004 and the amortization of the related debt issuance costs.

Other Income

Other income increased to $2.2 million for the year ended December 31, 2007 compared to $1.1 million for 2006. Other income for 2007 includes $2.5 million in aggregate milestone payments from Targanta and Three Rivers in connection with our divestitures of oritavancin and Amphotec, respectively. Other income for 2006 includes a $1.0 million cash payment received from Targanta in connection with the divestiture of oritavancin.

Income (loss) from Discontinued Operations

The income (loss) from discontinued operations reflects the divestiture of our Infergen product line to Valeant which was completed in December 2005. The income from discontinued operations of $5.0 million for the year ended December 31, 2007 compares to a loss of $1.2 million for the year ended December 31, 2006. Income from discontinued operations in 2007 reflects a clinical-related milestone received from Valeant. Discontinued operations in 2006 consist primarily of transition related services, including product returns, which were substantially completed at the end of 2006. See Note 3 of Notes to Consolidated Financial Statements.

Provision for Income Taxes

The $2.3 million tax benefit recorded in 2007 primarily relates to net operating losses that we concluded are realizable based on our estimate of future taxable income resulting from future potential sales of our shares of Targanta common stock. Due to our continuing operating losses and the uncertainty of our recognizing the potential future benefits from the remaining non-operating losses, we recorded no provision for income taxes for the year ended December 31, 2006. As of December 31, 2007, we had federal net operating loss carryforwards of approximately $434.5 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2027 if not utilized. We also have federal research and development tax credits of approximately $17.9 million that will expire in the years 2018 through 2027. In addition, we had net operating loss carryforwards for state income tax purposes of approximately $109.8 million that expire in the years 2012 through 2017 and state research and development tax credits of approximately $12.1 million that do not expire. Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

We adopted the provisions of FIN 48 on January 1, 2007. Implementation of FIN 48 did not result in any adjustment to our Consolidated Statements of Operations or a cumulative adjustment to accumulated deficit.

Comparison of years ended December 31, 2006 and 2005

Revenue

For the year ended December 31, 2006, we recorded total net revenue of $90.8 million, compared to $110.5 million for the same period in 2005, a decrease of 18%. Net sales of Actimmune for 2006 were $90.3 million, compared to $107.6 million for 2005, a decline of 16%. For the year ended December 31, 2006 Actimmune accounted for all of our product revenue and approximately 97% of our total product revenue in 2005. Substantially all of these sales were derived from physicians' prescriptions for the off-label use of Actimmune in the treatment of IPF. Net revenue in 2006 includes approximately $0.5 million of collaboration revenue, which represents amortization of the $60.0 million upfront payment received from Roche during the fourth quarter of 2006.

Cost of Goods Sold

Cost of goods sold included product manufacturing costs, royalties and distribution costs associated with our revenue and inventory reserves. Cost of goods sold for the year ended December 31, 2006 was $24.6 million, or approximately 27% of total product revenue, compared to $35.0 million, or approximately 33% of total product revenue, in the corresponding period of 2005. The decrease in cost of goods sold primarily reflects the decline in Actimmune revenue and a charge of $9.1 million in 2005 taken for excess inventory from previous years' contractual purchases. Included in 2006 cost of goods sold is a charge of approximately $4.5 million recorded in connection with the disappointing Phase III INSPIRE trial results announced in March 2007. Excluding the $4.5 million and $9.1 million charges for excess inventory and purchase commitments in 2006 and 2005, respectively, cost of goods sold was approximately 22% of product revenue for the year ended December 31, 2006 and 24% of product revenue for the year ended December 31, 2005.

Exchange rate fluctuations on inventory purchases may affect cost of goods sold on Actimmune inventory purchased from BI. In the past, we have utilized forward exchange contracts to partially offset the effect of exchange rate fluctuations, but we did not enter into any new contracts in 2006 or 2005.

Research and Development Expenses

R&D expenses were $103.8 million and $82.7 million for the years ended December 31, 2006 and 2005, respectively, representing an increase of $21.1 million or 26%. The increase in R&D expense in 2006 was related to increased investment in our two Phase III clinical development programs in IPF, the manufacturing, preclinical and clinical activities for ITMN-191 prior to entering into the collaboration agreement with Roche and an increased investment in pulmonology and hepatology research. R&D expense also includes $8.1 million of stock-based compensation expense in 2006, reflecting the adoption of SFAS 123(R).

Acquired Research and Development and Milestone Expense/(Credits)

There were no charges for acquired research and development and milestone payments in the years ended December 31, 2006 and 2005. Included in our charges prior to 2004 was $10.0 million for a milestone payable to Eli Lilly for oritavancin. We initially expensed this amount as acquired research and development as oritavancin at the time was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. In connection with the divestiture of oritavancin to Targanta in December 2005, we received a waiver from Eli Lilly for making this payment and reversed the accrued liability and related expense for this milestone in 2005.

General and Administrative Expenses

G&A expenses were $40.4 million and $58.9 million for the years ended December 31, 2006 and 2005, respectively, representing a decrease of $18.5 million, or 31%. G&A expense also includes $8.4 million of stock-based compensation expense in 2006, reflecting the adoption of SFAS 123(R). The decreased spending for the year ended December 31, 2006 compared to the same period in 2005 was largely the result of the reductions in field-based IPF disease awareness activities and a decrease in the number of personnel in the home office, as announced in November 2005.

Restructuring Charges

In the fourth quarter of 2005, our board of directors approved a restructuring plan recommended by our Chief Executive Officer and senior management that was designed to help streamline our operations and reduce our operating expenses in 2006. The plan, which consisted of a significant reduction in our investment in field-based IPF disease awareness activities, was implemented concurrently with the divestiture of Infergen in December 2005. These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately $5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. See "Loss from Discontinued Operations" discussion below. The majority of the 160 employees left InterMune at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge was comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option acceleration costs for approximately 400,000 shares of our common stock. We paid substantially all of the $4.7 million severance and related benefits during the first quarter of 2006. No further restructuring charges were incurred in 2006.

Interest Income

Interest income increased to $9.5 million for the year ended December 31, 2006 compared to $4.0 million for the year ended December 31, 2005. The increase in interest income for the year ended December 31, 2006 reflects a higher average balance on our invested cash and securities throughout 2006 compared to 2005 and an increase in average interest rates.

Interest Expense

Interest expense increased to $1.5 million for the year ended December 31, 2006 compared to $1.3 million for the year ended December 31, 2005. The increase in interest expense for the year ended December 31, 2006 reflects interest incurred on our government settlement liability. Both 2006 and 2005 include interest on our $170.0 million principal amount 0.25% convertible senior notes, issued in February 2004.

Other Income

Other income decreased to $1.1 million for the year ended December 31, 2006 compared to $1.3 million for 2005. Other income in both 2006 and 2005 includes $1.0 million cash payments received from Targanta in connection with the divestiture of oritavancin.

Loss from Discontinued Operations

The loss from discontinued operations reflects the divestiture of our Infergen product line to Valeant which was completed in December 2005. The loss from discontinued operations of $1.2 million for the year ended December 31, 2006 compares to a loss of $32.9 million for the year ended December 31, 2005. Discontinued operations in 2006 consist primarily of transition related services, including product returns, which were substantially completed at the end of 2006. The components of the loss from discontinued operations for 2005 included net revenue of Infergen, the related cost of goods sold and amortization of acquired product rights, as well as certain allocated research and development and selling general and administrative expenses specific to Infergen. The loss in 2005 also included employee termination costs of approximately $3.7 million. See Note 3 of Notes to Consolidated Financial Statements.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations in 2005 was comprised of the $120.0 million in cash proceeds and a $2.1 million note received from Valeant in connection with the sale of Infergen, offset by the net book value of the assets sold and direct transaction costs. These assets included intellectual property rights, payments to a contract manufacturer, and inventory with a net book value of approximately $36.5 million at the time of the transaction. In addition, we incurred approximately $0.3 million of direct transaction costs related to the sale of Infergen.

Provision for Income Taxes

Due to our continuing operating losses and the uncertainty of our recognizing the potential future benefits from these losses, we recorded no provision or benefit for income taxes for the years ended December 31, 2006 and 2005.

Liquidity and Capital Resources

At December 31, 2007, we had cash, cash equivalents and available-for-sale securities of $235.3 million compared to $214.5 million at December 31, 2006. The increase was primarily the result of the completion of a public stock offering during 2007 in which we received net proceeds of approximately $73.4 million and the receipt of $20.0 million from our collaboration partner Roche, partially offset by operating losses.

The primary objective of our investment activities is to preserve principal while at the same time maximize yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. federal and state governments and their agencies and high-quality corporate issuers, and, by policy, restrict our exposure by imposing concentration limits and credit worthiness requirements for all corporate issuers. At December 31, 2007, we held approximately $27.0 million of municipal notes investments, classified as current assets, with an auction reset feature ("auction rate securities") whose underlying assets are generally student loans which are substantially backed by the federal government. Through March 4, 2008, auctions failed for $24.0 million of our auction rate securities and as a result our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist.

Operating Activities

Cash used in operating activities was $65.1 million during the year ended December 31, 2007, comprised primarily of a net loss of $89.6 million. This use of cash is net of a $6.7 million increase to deferred revenue as a result of a $10.0 million milestone received January 2007 from Roche under the collaboration agreement, stock-based compensation expense of $12.7 million and a decrease in accounts receivable of $8.7 million. The decrease in accounts receivable is primarily due to the continuing decline in Actimmune sales resulting from the disappointing INSPIRE trial results announced March 2007. Details concerning the loss from operations can be found above in this Report under the heading "Results of Operations."

Investing Activities

Investing activities used $37.6 million in cash flows during the year ended December 31, 2007, primarily due to investment purchases of $182.5 million, of which a portion were made upon completion of our public stock offering. We also had maturities and sales of available-for-sale securities totaling $147.3 million, which partially offset the purchases during the year.

Financing Activities

Cash provided by financing activities of $82.3 million for the year ended December 31, 2007 was primarily due to the $73.4 million in net proceeds from the public stock offering and to a lesser extent the issuance of our common stock under our employee stock plans.

We believe that we will continue to require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our product candidates. We believe that our existing cash, cash equivalents and available-for-sale securities, together with anticipated cash flows from our operations, will be sufficient to fund our operating expenses, settlement with the government, debt obligations and capital requirements under our current business plan through at least the end of 2008. However, this forward-looking statement involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed under "Item 1A. Risk Factors." This forward-looking statement is also based upon our current plans and assumptions, which may change, and our capital requirements, which may increase in future periods. Our future capital requirements will depend on many factors, including, but not limited to:

- sales of Actimmune or any of our product candidates in development that receive commercial approval;
- our ability to partner our programs or products;
- the progress of our research and development efforts;
- the scope and results of preclinical studies and clinical trials;
- the costs, timing and outcome of regulatory reviews;
- determinations as to the commercial potential of our product candidates in development;
- the pace of expansion of administrative expenses;
- the status of competitive products and competitive barriers to entry;
- the establishment and maintenance of manufacturing capacity through third-party manufacturing agreements;
- the establishment of collaborative relationships with other companies;
- the payments of annual interest on our long-term debt;
- the payments related to the Civil Settlement Agreement with the government;
- the timing and size of the payments we may receive from Roche pursuant to the Collaboration Agreement; and
- whether we must repay the principal in connection with our convertible debt obligations.

As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources. We have no commitments for such fund raising activities at this time. Additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders.

Off-Balance Sheet Arrangements

We do not have any "special purpose" entities that are unconsolidated in our financial statements. We have no commercial commitments or loans with related parties.

Contractual Obligations

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities, such as milestone payments, for which we cannot reasonably predict future payments. The following chart represents our contractual obligations as of December 31, 2007, aggregated by type (in millions):

Contractual Obligations	Total	2008	2009-2010	2011-2012	After 2012
Long-term debt obligations(1)	$171.5	$ 0.4	$ 0.9	$170.2	$—
Government settlement	34.4	8.4	16.0	10.0	—
Operating leases	16.3	4.8	9.9	1.6	—
Non-cancelable purchase obligations — Other(2)	6.8	5.3	1.5	—	—
Research and development commitments(3)	21.0	15.4	5.6	—	—
Total contractual cash obligations	$250.0	$34.3	$33.9	$181.8	$—

(1) These amounts include accrued interest and the principal amount of the 0.25% convertible senior notes due 2011.

(2) These amounts consist of clinical, process development and marketing related obligations.

(3) These amounts consist of clinical related obligations and are cancelable upon discontinuation of the trial. They do not include any amounts related to the collaboration agreement with Roche given the inherent difficulties in the estimation process.

The operating leases for our facilities require letters of credit secured by a restricted cash balance with our bank. The amount of each letter of credit approximates six to twelve months of operating rent payable to the landlord of each facility.

Recent Accounting Pronouncements

At its December 2007 meeting, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) in Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.* The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity's business and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. This Issue is effective for fiscal years beginning after December 15, 2008, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We are currently in the process of evaluating the impact of adopting this pronouncement and have not determined whether it will have a material impact, but its adoption would not affect reported amounts of net loss.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3 ("EITF 07-3"), *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. Pursuant to EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or services are performed, or when the goods or services are no longer expected to be received. This Issue is effective for us beginning January 1, 2008, and is to be applied prospectively for contracts entered into on or after the effective date. We do not expect the adoption of EITF 07-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value where entities will report unrealized gains and losses in earnings at each subsequent reporting date. The standard allows entities to elect fair value application on an instrument-by-instrument basis with certain exceptions. The fair value option election is irrevocable in most cases. The new standard establishes presentation and disclosure requirements and assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements,"* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate and Market Risk

The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in market rates would have a significant negative impact on the value of our investment portfolio.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term and long-term investments in a variety of securities, including obligations of U.S. government-sponsored enterprises, municipal notes which may have an auction reset feature, corporate notes and bonds, commercial paper, and money market funds. These securities are classified as available for sale and consequently are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income. Substantially all investments mature within approximately 2 years from the date of purchase. Our holdings of the securities of any one issuer, except obligations of U.S. government-sponsored enterprises, do not exceed 10% of the portfolio. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We do not utilize derivative financial instruments to manage our interest rate risks.

At December 31, 2007, we held approximately $27.0 million of municipal notes investments, classified as current assets, with an auction reset feature ("auction rate securities") whose underlying assets are generally student loans which are substantially backed by the federal government. Through March 4, 2008, auctions failed for $24.0 million of our auction rate securities and as a result our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. An auction failure means that the parties wishing to sell securities could not. All of our auction rate securities are currently rated AAA, the highest rating by a rating agency. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We currently believe these securities are not significantly impaired, primarily due to the government guarantee of the underlying securities, however, it could take until the final maturity of the underlying notes (up to 35 years) to realize our investments' recorded value. Based on our expected operating cash flows, and our other sources of cash, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute our current business plan.

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2007 by effective maturity (in millions, except percentages):

	2008	2009	2010	2011	2012 and beyond	Total	Fair Value at December 31, 2007
Assets:							
Available-for-sale securities	$211.7	$6.4	$2.9	$ —	$—	$221.0	$222.5
Average interest rate	4.8%	5.1%	5.1%	—	—	4.8%	—
Liabilities:							
0.25% convertible senior notes due 2011	—	—	—	$170.0	—	$170.0	$159.5
Average interest rate	—	—	—	0.25%	—	0.25%	—

The table below presents the principal amounts and weighted-average interest rates by year of maturity for our investment portfolio as of December 31, 2006 by effective maturity (in millions, except percentages):

	2007	2008	2009	2010	2011 and beyond	Total	Fair Value at December 31, 2006
Assets:							
Available-for-sale securities	$172.2	$29.0	$—	$—	$ —	$201.2	$202.1
Average interest rate	5.2%	5.3%	—	—	—	5.2%	—
Liabilities:							
0.25% convertible senior notes due 2011	—	—	—	—	$170.0	$170.0	$249.1
Average interest rate	—	—	—	—	0.25%	0.25%	—

Foreign Currency Market Risk

We purchase commercial and clinical products from BI and settle our obligations in a foreign currency. This exposes us to foreign currency exchange rate risk. To protect against currency exchange risks on forecasted foreign currency cash payments for the purchases of Actimmune from BI over the next year, we have considered instituting a foreign currency cash flow hedging program. In the past, we have hedged portions of our forecasted foreign currency cash payments with forward contracts. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency expenses is offset by losses in the value of the option or forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency expenses is offset by gains in the value of the forward contracts. In 2004, we used foreign currency forward contracts to partially mitigate this exposure, but did not enter into any new foreign currency forward contracts in 2005, 2006 or 2007. We regularly evaluate the cost-benefit of entering into such arrangements, and presently have no foreign currency hedge agreements outstanding.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
InterMune, Inc.

We have audited the accompanying consolidated balance sheets of InterMune, Inc. (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InterMune, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 InterMune, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), InterMune, Inc's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008, expressed an unqualified opinion thereon.

Ernst & Young LLP

Palo Alto, California
March 10, 2008

INTERMUNE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 88,946	$ 109,386
Available-for-sale securities	146,346	105,163
Accounts receivable, net of allowances of $44 in 2007 and $164 in 2006	3,117	11,799
Inventories	1,776	8,188
Deferred taxes	2,275	—
Prepaid expenses and other current assets	7,112	7,691
Total current assets	249,572	242,227
Property and equipment, net	8,118	9,210
Acquired product rights, net	667	1,167
Other assets (includes restricted cash of $1,425)	4,088	4,979
Total assets	$ 262,445	$ 257,583
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 7,392	$ 10,572
Accrued compensation	7,282	6,181
Deferred taxes	2,275	—
Other accrued liabilities	18,160	23,550
Total current liabilities	35,109	40,303
Deferred rent	1,767	1,804
Deferred collaboration revenue	62,989	56,732
Liability under government settlement	23,468	28,541
Convertible notes	170,000	170,000
Commitments and contingencies (Note 14)		
Stockholders' deficit:		
Convertible preferred stock, $0.001 par value; 5,000 shares authorized, no shares issued and outstanding at December 31, 2007 and 2006, respectively	—	—
Common stock, $0.001 par value, 70,000 shares authorized; 39,032 and 34,264 shares issued and outstanding at December 31, 2007 and 2006, respectively	39	34
Additional paid-in capital	623,115	528,116
Accumulated other comprehensive income	3,647	140
Accumulated deficit	(657,689)	(568,087)
Total stockholders' deficit	(30,888)	(39,797)
Total liabilities and stockholders' deficit	$ 262,445	$ 257,583

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2007	2006	2005
	(In thousands, except per share amounts)		
Revenue, net			
Actimmune	$ 53,420	$ 90,317	$107,633
Other products	—	—	2,863
Collaboration revenue	13,272	467	—
Total revenue, net	66,692	90,784	110,496
Costs and expenses:			
Cost of goods sold	14,109	24,608	35,022
Research and development	105,939	103,849	82,736
Acquired research and development and milestone expense/(credits)	13,725	—	(10,000)
General and administrative	29,577	40,372	58,854
Restructuring charges	10,246	—	5,549
Provision for government settlement	—	36,944	—
Total costs and expenses	173,596	205,773	172,161
Loss from operations	(106,904)	(114,989)	(61,665)
Other income (expense):			
Interest income	10,699	9,512	3,965
Interest expense	(2,881)	(1,542)	(1,261)
Other income	2,215	1,057	1,313
Loss from continuing operations before income taxes	(96,871)	(105,962)	(57,648)
Income tax benefit	(2,275)	—	—
Loss from continuing operations	(94,596)	(105,962)	(57,648)
Discontinued operations:			
Gain (loss) from discontinued operations	4,994	(1,244)	(32,925)
Gain on sale of discontinued operations (net of transaction costs)	—	—	85,338
Income (loss) from discontinued operations	4,994	(1,244)	52,413
Net loss	$ (89,602)	$(107,206)	$ (5,235)
Basic and diluted loss per share			
Continuing operations	$ (2.67)	$ (3.18)	$ (1.79)
Discontinued operations	$ 0.15	$ (0.04)	$ 1.63
Net loss per share	$ (2.52)	$ (3.22)	$ (0.16)
Shares used in computing basic and diluted net loss per share	35,493	33,277	32,220

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount					
				(In thousands)			
Balances at December 31, 2004	32,583	$33	$492,663	$(5,845)	$ 1,586	$(455,646)	$ 32,791
Net unrealized gain on available-for-sale securities	—	—	—	—	173	—	173
Change in unrealized gain on foreign currency cash flow hedge	—	—	—	—	(1,005)	—	(1,005)
Net loss	—	—	—	—	—	(5,235)	(5,235)
Comprehensive loss							(6,067)
Exercise of stock options	19	—	236	—	—	—	236
Stock issued under employee stock purchase plan	203	—	1,847	—	—	—	1,847
Stock compensation related to the modification of unvested stock options	—	—	1,301	—	—	—	1,301
Issuance of restricted stock to employees	11	—	175	—	—	—	175
Reversal of deferred stock compensation due to employee terminations	(227)	—	(2,269)	2,269	—	—	—
Amortization of deferred stock compensation, net of reversals	—	—	—	1,484	—	—	1,484
Balances at December 31, 2005	32,589	$33	$493,953	$(2,092)	$ 754	$(460,881)	$ 31,767
Net unrealized loss on available-for-sale securities	—	—	—	—	(7)	—	(7)
Change in unrealized gain on foreign currency cash flow hedge	—	—	—	—	(607)	—	(607)
Net loss	—	—	—	—	—	(107,206)	(107,206)
Comprehensive loss							(107,820)
Exercise of stock options	1,225	1	18,605	—	—	—	18,606
Stock issued under employee stock purchase plan	117	—	1,128	—	—	—	1,128
Reclassification of deferred compensation upon adoption of SFAS 123(R)	—	—	(2,092)	2,092	—	—	—
Issuance of restricted stock to employees	333	—	5,960	—	—	—	5,960
Stock compensation related to the modification of stock options	—	—	253	—	—	—	253
Stock compensation related to employee stock benefit plans	—	—	10,309	—	—	—	10,309
Balances at December 31, 2006	34,264	$34	$528,116	$ —	$ 140	$(568,087)	$ (39,797)
Net unrealized gain on available-for-sale securities, net of taxes of $2,275	—	—	—	—	3,719	—	3,719
Change in unrealized gain on foreign currency cash flow hedge	—	—	—	—	(212)	—	(212)
Net loss	—	—	—	—	—	(89,602)	(89,602)
Comprehensive loss							(86,095)
Exercise of stock options	534	1	7,633	—	—	—	7,634
Stock issued under employee stock purchase plan	111	—	1,257	—	—	—	1,257
Issuance of common stock in a public offering at $19.50 per share, net of issuance costs of $5,092	4,025	4	73,391	—	—	—	73,395
Issuance of restricted stock to employees	98	—	2,694	—	—	—	2,694
Stock compensation related to the modification of stock options	—	—	482	—	—	—	482
Stock compensation related to employee stock benefit plans	—	—	9,542	—	—	—	9,542
Balances at December 31, 2007	39,032	$39	$623,115	$ —	$ 3,647	$(657,689)	$ (30,888)

See Accompanying Notes to Consolidated Financial Statements

INTERMUNE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2007	2006	2005
		(In thousands)	
Cash flows used for operating activities:			
Net loss	$ (89,602)	$(107,206)	$ (5,235)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on sale of discontinued operations	—	—	(85,338)
Stock-based compensation expense	12,718	16,522	2,960
Acquired research and development and milestone (credits) payments	—	—	(10,000)
Amortization	1,336	1,331	4,555
Depreciation	3,511	2,516	2,860
Deferred taxes	(2,275)	—	—
Deferred rent	(37)	161	130
Impairment of intangible asset	—	—	600
Change in unrealized gain on foreign currency cash flow hedge	(212)	(607)	(1,005)
Changes in operating assets and liabilities:			
Accounts receivable	8,682	4,424	(1,335)
Inventories	6,412	4,249	14,053
Prepaid expenses	579	(1,319)	(291)
Other assets	55	927	(760)
Accounts payable and accrued compensation	(2,079)	(24,090)	3,649
Other accrued liabilities	(8,459)	(5,816)	4,386
Liability under government settlement	(2,474)	33,116	—
Deferred collaboration revenue	6,727	59,534	—
Net cash used in operating activities	(65,118)	(16,258)	(70,771)
Cash flows from investing activities:			
Purchase of property and equipment	(2,419)	(4,452)	(2,144)
Proceeds from the divestiture of Infergen	—	—	120,000
Purchase of manufacturing technology rights	—	—	(16,832)
Purchases of available-for-sale securities	(182,517)	(130,434)	(77,353)
Maturities of available-for-sale securities	107,328	41,396	103,516
Sales of available-for-sale securities	40,000	12,065	72,903
Other	—	—	163
Net cash provided by (used in) investing activities	(37,608)	(81,425)	200,253
Cash flows from financing activities:			
Proceeds from issuance of common stock in a public offering, net of issuance costs	73,395	—	—
Proceeds from issuance of common stock under employee stock benefit plans, net	8,891	19,734	2,084
Net cash provided by financing activities	82,286	19,734	2,084
Net increase (decrease) in cash and cash equivalents	(20,440)	(77,949)	131,566
Cash and cash equivalents at beginning of period	109,386	187,335	55,769
Cash and cash equivalents at end of period	$ 88,946	$ 109,386	$187,335
Supplemental disclosure of cash flow information:			
Interest paid	$ 1,733	$ 445	$ 425
Reclassification of deferred compensation upon adoption of SFAS 123(R)	$ —	$ 2,092	$ —

See Accompanying Notes to Consolidated Financial Statements

InterMune, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Overview

InterMune, Inc. ("InterMune," "the Company," "we," "our," or "us") is an independent biotechnology company focused on developing and commercializing innovative therapies in pulmonology and hepatology. Our revenue is provided from sales of Actimmune and our collaboration agreement with Hoffmann-LaRoche Inc. and F.Hoffmann-La Roche Ltd (collectively, "Roche"). We also have preclinical and advanced stage clinical programs in the hepatology and pulmonology areas. As part of our efforts to refocus our corporate strategy in 2005, we completed the sale of our Infergen product, including related intellectual property rights and inventory, in December 2005. As a result of this transaction, Infergen related activities are reflected as discontinued operations in these financial statements. Effective March 5, 2007 as a result of disappointing trial results, we made the decision to discontinue the Phase III INSPIRE clinical trial evaluating Actimmune in patients with idiopathic pulmonary fibrosis ("IPF").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of InterMune and its wholly-owned subsidiaries, InterMune Canada Inc. and InterMune Ltd. (U.K.). All inter-company balances and transactions have been eliminated. To date, the financial position and results of operations of InterMune Canada Inc. and InterMune Ltd. (U.K.) have been dormant with no assets, liabilities or operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

We evaluate our estimates and assumptions on an ongoing basis, including those related to reserves for doubtful accounts, returns, charge backs, cash discounts and rebates; excess inventories; the effects of inventory purchase commitments on inventory; and certain accrued clinical and preclinical expenses and contingent liabilities. We base our estimates on historical experience and on various other specific assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Cash, Cash Equivalents and Available-For-Sale Securities

Cash and cash equivalents consist of highly liquid investments with original maturities, when purchased, of less than three months. We classify all debt securities as available-for-sale. Cash equivalents and available-for-sale securities are carried at fair value, with unrealized gains and losses, reported as other comprehensive income, a separate component of stockholders' equity (deficit). We have estimated the fair value amounts by using quoted market prices. The cost of securities sold is based on the specific identification method.

Fair Value of Other Financial Instruments

Other financial instruments, including accounts receivable, accounts payable and accrued liabilities, are carried at historical cost, which we believe approximates fair value because of the short-term nature of these instruments. The fair value of our convertible senior notes was $159.5 million at December 31, 2007 and $249.1 million at December 31, 2006, which we determined using readily available market information.

Inventory Valuation

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method. Inventories were $1.8 million and $8.2 million at December 31, 2007 and December 31, 2006, respectively, and consisted solely of Actimmune finished goods.

Because of the long lead times required to manufacture Actimmune, we enter into purchase obligations to satisfy our estimated inventory requirements. We evaluate the need to provide reserves for contractually committed future purchases of inventory that may be in excess of forecasted future demand. In making these assessments, we are required to make judgments as to the future demand for current as well as committed purchases. We are also required to make judgments as to the expiration dates of Actimmune, since Actimmune can no longer be used after its expiration date. As part of our excess inventory assessment for Actimmune, we also consider the expiration dates of Actimmune to be manufactured in the future under these purchase obligations.

During the years ended December 31, 2007 and December 31, 2005, we charged $1.6 million and $9.1 million, respectively, to cost of goods sold for inventory write downs resulting from the estimated excess of inventory compared to forecasted inventory requirements and non-cancelable purchase commitments in excess of forecasted demand. We did not incur any charges for excess inventory and non-cancelable purchase commitments in 2006.

Concentration of Risks

Cash equivalents and investments are financial instruments that potentially subject us to concentration of risk to the extent recorded on the balance sheet. We have established guidelines for investing excess cash relative to diversification and maturities that we believe maintain safety and liquidity. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. federal and state governments and their agencies and high-quality corporate issuers, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To reduce the exposure due to adverse shifts in interest rates we maintain investments with short effective maturities.

Foreign Currency and Derivative Instruments

From time to time, we have used derivatives to manage our market exposure to fluctuations in foreign currencies. We record all derivatives on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The gain or loss on the derivative instruments in excess of the cumulative change in the present value of future cash flows of the hedged transaction, if any, is recognized in current earnings during the period of change. We do not use derivative instruments for speculative purposes.

We purchase commercial and clinical products from Boehringer Ingelheim ("BI") and settle our obligations in a foreign currency. This exposes us to foreign currency exchange rate risk. To protect against currency exchange risks on forecasted foreign currency cash payments for the purchases of Actimmune from BI over the next year, we have considered instituting a foreign currency cash flow hedging program. In the past, we have hedged portions of our forecasted foreign currency cash payments with forward contracts. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency expenses is offset by losses in the value of the option or forward contracts designated as hedges. Conversely, when the dollar weakens, the increase in the value of future foreign currency expenses is offset by gains in the value of the forward contracts. In accordance with FAS 133, hedges related to anticipated transactions are designated and documented at the hedge's inception as cash flow hedges and evaluated for hedge effectiveness at least quarterly.

At December 31, 2006, net gains on derivative instruments expected to be reclassified from accumulated other comprehensive income to earnings ratably with sales of Actimmune were $0.2 million. Such amount was recognized as a reduction of cost of goods sold ratably throughout 2007 as the related units of Actimmune were sold. At December 31, 2007, there were no outstanding derivative instruments and no remaining balance in Accumulated Other Comprehensive Income. Amounts reclassified from accumulated other comprehensive income to earnings ratably with sales of Actimmune and recognized as a reduction of cost of goods sold in 2006 and 2005 were $0.6 million and $1.0 million, respectively.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Lives
Computer and laboratory equipment	3 to 5 years
Office furniture and fixtures	3 to 5 years
Leasehold improvements	Length of lease

Acquired Product Rights

Initial payments for the acquisition of products that, at the time of acquisition, are already marketed or are approved by the FDA for marketing are capitalized and amortized ratably over the estimated life of the products, typically ten years. At the time of acquisition, the product life is estimated based upon the term of the agreement, the patent life of the product and our assessment of future sales and profitability of the product. We assess this estimate regularly during the amortization period and adjust the asset value or useful life when appropriate. Initial payments for the acquisition of products that, at the time of acquisition, are under development or are not approved by the FDA for marketing, have not reached technical feasibility and have no foreseeable alternative future uses are expensed as research and development costs. Acquired product rights consist of payments made for the acquisition of rights to interferon gamma (see Note 6). Accumulated amortization of this intangible asset was $2.8 million and $2.3 million at December 31, 2007 and 2006, respectively. Amortization expense for acquired product rights for each of the next two years until fully amortized is scheduled as follows: 2008 — $0.5 million; 2009 — $0.2 million.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if indicators of impairment exist, we assess the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, we will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

Revenue Recognition and Revenue Reserves

We recognize revenue generally upon delivery when title passes to a credit-worthy customer and record provisions for estimated returns, rebates, chargebacks and cash discounts against revenue. We are obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. We believe that we are able to make reasonable and reliable estimates of product returns, rebates, chargebacks and cash discounts based on historical experience and other known or anticipated trends and factors. We review all sales transactions for potential rebates, chargebacks and discounts each month and believe that our reserves are adequate. We include shipping and handling costs in cost of goods sold.

Our revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration we receive is allocated among the separate units based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Collaboration revenue derived from our agreement with Roche generally includes upfront license fees and milestone payments. Nonrefundable upfront license fees that require our continuing involvement in the form of research, development, or other commercialization efforts by us are recognized as revenue ratably over the estimated life of the contract. Milestone payments received under our Roche collaboration agreement related to events that are substantively at risk at the initiation of the agreement are recognized as revenue when the milestones, as defined in the contract, are achieved and collectibility of the milestone is assured.

On March 26, 2004, we entered into an agreement with Baxter Healthcare Corporation ("Baxter") under which we co-promoted Baxter's product Aralast® in the United States for the treatment of patients with hereditary emphysema. Under this agreement, we were compensated by Baxter based upon a percentage of Aralast sales. We recognized Aralast co-promotion revenue upon receipt of the co-promotion funds from Baxter. The co-promotion revenue calculation was dependent upon national sales data which lagged one quarter for reporting purposes, therefore estimates were not used. Co-promotion revenue was based on a percentage of Baxter's sales of Aralast to pulmonologists. We terminated this agreement with Baxter in December 2005 in connection with the decision to significantly reduce our field-based pulmonary disease awareness activities.

Research and Development Expenses

Research and development ("R&D") expenses include salaries, contractor and consultant fees, external clinical trial expenses performed by contract research organizations ("CRO"), licensing fees, acquired intellectual property with no alternative future use and facility and administrative expense allocations. In addition, we fund R&D at research institutions under agreements that are generally cancelable at our option. Research costs typically consist of applied research and preclinical and toxicology work. Pharmaceutical manufacturing development costs consist of product formulation, chemical analysis and the transfer and scale-up of manufacturing at our contract manufacturers. Clinical development costs include the costs of Phase I, II and III clinical trials. These costs, along with the manufacturing scale-up costs, are a significant component of research and development expenses.

We accrue costs for clinical trial activities performed by contract research organizations and other third parties based upon the estimated amount of work completed on each study as provided by the CRO. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities using available information; however, if we underestimate activity levels associated with various studies at a given point in time, we could be required to record significant additional R&D expenses in future periods when the actual activity level becomes known. We charge all such costs to R&D expenses.

Collaboration agreements with co-funding arrangements resulting in a net receivable or payable of R&D expenses are recognized as the related R&D expenses by both parties are incurred. The agreement with Roche resulted in a net payable of approximately $0.1 million at December 31, 2007 and a net receivable of $3.2 million at December 31, 2006. See Note 7 below.

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $42,000, $285,000 and $313,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

In accordance with SFAS No. 109, *"Accounting for Income Taxes,"* we determine a deferred tax asset or liability based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. Accordingly, the net deferred taxes have been fully offset by a valuation allowance.

We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") on January 1, 2007. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, classification and interest and penalties related to uncertain tax positions. The adoption of FIN 48 did not have an impact on our results of operations or financial condition.

Comprehensive Income (Loss)

SFAS No. 130, *"Reporting Comprehensive Income,"* requires components of other comprehensive income, including unrealized gains or losses on our available-for-sale securities, to be included in total comprehensive income (loss). Total comprehensive loss for each of the periods presented is disclosed in Note 10 below. Also, other comprehensive income (loss) includes certain changes in stockholders' equity that are excluded from net loss. Specifically, we include in other comprehensive income (loss) changes in the fair value of our available-for-sale investments and derivatives designated as cash flow hedges.

Net Loss Per Share

We compute basic net loss per share by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. We deduct shares subject to repurchase by us from the outstanding shares to arrive at the weighted average shares outstanding. We compute diluted net loss per share by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. We exclude dilutive securities, composed of potential common shares issuable upon the exercise of stock options and common shares issuable on conversion of our convertible notes, from diluted net loss per share because of their anti-dilutive effect.

The securities excluded were as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Options	4,671	5,390	6,449
Shares issuable upon conversion of convertible notes	7,859	7,859	7,859

The calculation of basic and diluted net loss per share is as follows (in thousands, except per share data):

	Year Ended December 31,		
	2007	2006	2005
Net loss	$(89,602)	$(107,206)	$ (5,235)
Basic and diluted net loss per share:			
Weighted-average shares of common stock outstanding	35,743	33,702	32,577
Less: weighted-average shares subject to repurchase	(250)	(425)	(357)
Weighted-average shares used in computing basic and diluted net loss per share	35,493	33,277	32,220
Basic and diluted net loss per share	$ (2.52)	$ (3.22)	$ (0.16)

Stock-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options, restricted stock and employee stock purchases related to the Amended and Restated 2000 Employee Stock Purchase Plan ("ESPP") based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 was $12.7 million and $16.5 million, respectively, which consisted of stock-based compensation expense related to employee stock options, restricted stock and the ESPP. Stock-based compensation expense of $3.0 million for the year ended December 31, 2005 was related to restricted stock and costs associated with the acceleration of unvested stock options, which we had been recognizing under previous accounting standards. There was no stock-based compensation expense related to the ESPP recognized during the year ended December 31, 2005. See Note 12 for additional information.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations. Prior to the adoption of SFAS 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, no stock-based compensation expense had been recognized in our Consolidated Statement of Operations, other than for restricted stock and the acceleration of unvested stock options, because the exercise price of the Company's stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statement of Operations for fiscal 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), we changed our method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Compensation expense for all share-based payment awards granted on or prior to December 31, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to December 31, 2005 is recognized using the straight-line single option method. As stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal years 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company's pro forma information required under SFAS 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company retained its method of valuation for share-based awards granted beginning in fiscal 2006 with the use of the Black-Scholes option-pricing model ("Black-Scholes model") which was previously used for the Company's pro forma information required under SFAS 123. For additional information, see Note 12. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

Recent Accounting Pronouncements

At its December 2007 meeting, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) in Issue No. 07-1, *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.* The EITF concluded that a collaborative arrangement is one in which the participants are actively involved and are exposed to significant risks and rewards that depend on the ultimate commercial success of the endeavor. Revenues and costs incurred with third parties in connection with collaborative arrangements would be presented gross or net based on the criteria in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent,* and other accounting literature. Payments to or from collaborators would be evaluated and presented based on the nature of the arrangement and its terms, the nature of the entity's business and whether those payments are within the scope of other accounting literature. The nature and purpose of collaborative arrangements are to be disclosed along with the accounting policies and the classification and amounts of significant financial statement amounts related to the arrangements. Activities in the arrangement conducted in a separate legal entity should be accounted for under other accounting literature; however, required disclosure under EITF 07-1 applies to the entire collaborative agreement. This Issue is effective for fiscal years beginning after December 15, 2008, and is to be applied retrospectively to all periods presented for all collaborative arrangements existing as of the effective date. We are currently in the process of evaluating the impact of adopting this pronouncement. We are currently in the process of evaluating the impact of adopting this pronouncement and have not determined whether it will have a material impact, but its adoption would not affect reported amounts of net loss.

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 07-3 ("EITF 07-3"), *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. Pursuant to EITF 07-3, nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or services are performed, or when the goods or services are no longer expected to be received. This Issue is effective for us beginning January 1, 2008, and is to be applied prospectively for contracts entered into on or after the effective date. We do not expect the adoption of EITF 07-3 to have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value where entities will report unrealized gains and losses in earnings at each subsequent reporting date. The standard allows entities to elect fair value application on an instrument-by-instrument basis with certain exceptions. The fair value option election is irrevocable in most cases. The new standard establishes presentation and disclosure requirements and assets and liabilities that are measured at fair value must be displayed on the face of the balance sheet. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 159 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *"Fair Value Measurements,"* which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

3. DISCONTINUED OPERATIONS

Product Acquisition Agreement

We entered into a Product Acquisition Agreement (the "Agreement") with Valeant Pharmaceuticals International ("Valeant") on November 28, 2005, whereby Valeant agreed to purchase all of the rights to Infergen from us. Valeant agreed to acquire certain assets, including intellectual property rights and inventory, as of December 30, 2005 for approximately $122.1 million, including a fixed payment of approximately $2.1 million in 2007. Of the $122.1 million, $6.5 million is related to the purchase of finished product inventory. The Agreement also states that we are entitled to receive approximately $20.0 million contingent upon Valeant achieving certain clinical related milestones beginning in 2007, of which $5.0 million was received in July 2007 and recorded in discontinued operations in the statement of operations. The operating results of our Infergen activities, which include allocations of research and development and selling, general and administrative expenses, have been reclassified as discontinued operations for all periods presented.

We had acquired rights to Infergen in a licensing and commercialization agreement with Amgen in 2001 through which we obtained an exclusive license in the United States and Canada to Infergen and the rights to an early stage program to develop a pegylated form of Infergen (PEG-Alfacon-1). Infergen is currently approved in both the United States and Canada to treat chronic HCV infections. We initially paid Amgen total consideration of $29.0 million for up-front license and other fees and milestones with respect to our license, and had been obligated to pay royalties on sales of Infergen. Based upon an independent appraisal, the $5.4 million fair value of the in-process research and development program for PEG-Alfacon-1 was expensed as acquired research and development and milestone payments because at the time of acquisition the PEG-Alfacon-1 program was in clinical development, had not reached technical feasibility and had no foreseeable alternative future uses. The remainder of the purchase price of approximately $23.6 million was allocated to developed technology and recorded as an intangible asset, which was being amortized over ten years.

Manufacturing Technology Rights

On November 3, 2005, we entered into an agreement with BI for the future clinical and commercial supply of Infergen. The agreement generally obligated BI to supply exclusively to us, and for us to purchase exclusively from BI, bulk Infergen as well as the finished forms of Infergen that are currently marketed. Amgen will remain the manufacturer for Infergen until the transfer of the manufacturing process from Amgen to BI is completed and until

BI is approved by the FDA as a manufacturer of Infergen. Prior to and upon execution of the agreement, we made payments to BI of approximately $16.8 million. We assigned this agreement and all future rights and obligations thereunder to Valeant as part of the sale of the Infergen product to Valeant in December 2005.

Purchase Option

Under the terms of our agreement with Valeant for the purchase of Infergen, Valeant has the option to acquire our rights to PEG Alfacon-1 at any time prior to the commencement of a Phase III clinical trial for PEG Alfacon-1, provided that we have incurred documented expenses by that time of at least $7.0 million in the development of PEG Alfacon-1. If Valeant chooses to exercise this option, Valeant will be obligated to pay us an amount equal to 150% of our documented expenses directly incurred by us in connection with the development of PEG Alfacon-1. In addition, if we decide to accept an offer from a third party to acquire the rights to PEG Alfacon-1, we are required to deliver written notice to Valeant of such offer and Valeant has the option to acquire the rights to PEG Alfacon-1 on substantially the same terms and conditions as those offered to us by such third party.

Results of Discontinued Operations

Summary operating results for the discontinued operations are as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Infergen revenue, net	$ (6)	$(1,024)	$ 36,399
Contract (milestone) revenue	5,000	—	—
Costs and expenses:			
Cost of goods sold	—	81	17,296
Amortization and impairment of acquired product rights	—	—	2,360
Research and development	—	(531)	13,652
Selling, general and administrative	—	230	36,016
Total costs and expenses	—	(220)	69,324
Gain (loss) from discontinued operations	$4,994	$(1,244)	$(32,925)

Discontinued operations in 2007 consist primarily of the $5.0 million clinical related milestone received in July 2007 and in 2006 consist primarily of transition related services, including product returns. The loss from discontinued operations in 2005 includes a write-off of $3.2 million for inventory not acquired by Valeant and severance related costs of approximately $3.7 million, including $0.5 million of costs for the acceleration of options for approximately 400,000 shares of our common stock.

Gain on Sale of Discontinued Operations

The gain on sale of discontinued operations is calculated as follows (in thousands):

Cash proceeds received from sale	$120,000
Note receivable from Valeant	2,130
	122,130
Less Infergen assets sold:	
Acquired product rights, net	(12,889)
Manufacturing technology rights	(16,832)
Inventories	(6,500)
Property and equipment, net	(271)
Less direct transaction costs:	
Legal, accounting and regulatory	(300)
Total	$ 85,338

4. ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

Effective March 5, 2007, we made the decision to discontinue the Phase III INSPIRE clinical trial evaluating Actimmune in patients with IPF. This decision was based upon the recommendation of the study's independent data monitoring committee. As a result of the disappointing INSPIRE trial results, we revised our estimates of inventory requirements as of December 31, 2006. Accordingly, we recorded a charge of $4.5 million related to the prepayment of inventory that we were expecting to receive in 2007 and 2008. While we believe other Actimmune related assets are recoverable for at least their $2.4 million net carrying value, if sales decline below our revised estimates, we may incur additional asset impairment charges, including inventory writedowns in excess of the $1.6 million recorded in 2007, and impairment of acquired product rights, as well as product returns.

The following table reflects the asset balances as of December 31, 2007 which may be impacted (in thousands):

	2007
Finished goods inventory	$1,776
Acquired product rights, net	667
Total	$2,443

We also incurred approximately $3.4 million in personnel-related restructuring charges during 2007, primarily consisting of severance related expenses to implement our announced plan to reduce the workforce by approximately 50%. This workforce reduction was completed as of September 30, 2007. The $3.4 million personnel-related restructuring charge is comprised of approximately $2.9 million for cash severance and related benefits and $0.5 million of costs for the acceleration of options for approximately 66,000 shares of our common stock. We have also incurred approximately $6.8 million in expenses in connection with the termination of our previous supply agreement with BI. See Note 14 below.

In the fourth quarter of 2005, our Board of Directors approved a restructuring plan recommended by our Chief Executive Officer and senior management that was designed to help streamline our operations and reduce our operating expenses in 2006. The plan, which consisted of a significant reduction in our investment in field-based IPF disease awareness activities, was implemented concurrently with the divestiture of Infergen in December 2005. See Note 3 above. These combined actions led to a significant headcount reduction of approximately 160 employees and resulting termination costs of approximately $9.2 million. Restructuring charges comprised approximately

$5.5 million of this amount which were recorded as a separate component of operating expenses in the statement of operations, with the remainder allocated to discontinued operations. The majority of the 160 employees terminated employment at the end of the fourth quarter of 2005 and the remainder during the first quarter of 2006.

The $5.5 million restructuring charge is comprised of approximately $4.7 million for cash severance and related benefits and approximately $0.8 million for non-cash stock compensation, consisting of an allocation of option vesting acceleration costs for approximately 400,000 shares of our common stock.

The activity in the accrued restructuring balance, included within accounts payable and accrued compensation on the balance sheet, was as follows for 2006 and 2007 (in thousands):

	Restructuring Liabilities at December 31, 2005	Cash Payments	Accrual Reversals	Restructuring Liabilities at December 31, 2006	Charges	Cash Payments	Restructuring Liabilities at December 31, 2007
Workforce reduction	$4,733	$(4,653)	$(80)	$—	$2,984	$(2,780)	$204
Supply agreement termination	—	—	—	—	6,779	(6,779)	—
Totals	$4,733	$(4,653)	$(80)	$—	$9,763	$(9,559)	$204

5. AMPHOTEC AND ORITAVANCIN

In 2001, we acquired worldwide rights from ALZA, (now a subsidiary of Johnson & Johnson) to Amphotec (sold under the trade name Amphocil® in certain countries outside the United States). The transaction terms included an up-front product acquisition fee of $9.0 million which was capitalized as acquired product rights and was being amortized over its estimated useful life of ten years. During September 2003, we reduced the remaining carrying value of the intangible asset by recording an impairment charge of $4.8 million. In 2004, we decided to divest Amphotec. In March 2005, we recorded an additional impairment charge of $0.6 million that was included in cost of goods sold. These impairment charges were based on our impairment review of the Amphotec product rights, which took into account that sales levels were lower than expected and that Amphotec is not aligned with our new strategic focus in pulmonology and hepatology.

In May 2005, we divested the Amphotec product line, including all related assets, to Three Rivers for cash consideration. The resulting loss, which was not material, is included in other income in our 2005 results of operations. In accordance with our agreement with Three Rivers, we may receive contingent payments based on Three Rivers meeting future specified sales targets of Amphotec. The first of these sales targets was met and we received $0.5 million from Three Rivers in the first quarter of 2007.

In 2001, we entered into an asset purchase and license agreement with Eli Lilly pursuant to which we acquired worldwide rights to oritavancin. The agreement provided us with exclusive worldwide rights to develop, manufacture and commercialize oritavancin. Pursuant to the agreement, we paid Eli Lilly $50.0 million and would have been obligated to pay Eli Lilly significant milestone payments and royalties on product sales. We expensed the $50.0 million during 2001 since oritavancin was in clinical development, had not reached technical feasibility and had no future alternative uses. We had made no royalty or milestone payments under this agreement through December 31, 2005. In September 2002, Eli Lilly exercised its option under the agreement to reduce the agreed percentage of royalties on product sales. The exercise of this option required us to pay $15.0 million to Eli Lilly, and we made the payment to Eli Lilly during January 2003. In September 2003, we expensed $10.0 million related to a milestone payment due to Eli Lilly for the completion of the Phase III clinical trials for oritavancin. This amount was recorded as a milestone-based liability at December 31, 2003 as a result of an understanding between Eli Lilly and ourselves.

In December 2005, we sold the oritavancin compound to Targanta. The terms of the agreement included upfront and clinical related contingent milestone payments of up to $9.0 million, of which $4.0 million has been received through December 31, 2007. We also received a convertible promissory note that, assuming certain clinical milestones were achieved, could have been valued at up to $25.0 million in principal amount from Targanta, which note was initially secured by the oritavancin assets. Upon the achievement by Targanta of certain corporate objectives, the notes were designed to convert into capital stock of Targanta, subject to certain limitations in the amount of voting stock that we may hold. Effective February 2007, these objectives were met by Targanta and, upon conversion of the promissory note, we received approximately 1.7 million shares of Targanta Series C preferred stock in exchange for the convertible promissory note. In October 2007, Targanta completed an initial public offering of its common stock at a price of $10.00 per share. Upon completion of the offering, our investment in Targanta was automatically converted into approximately 3.0 million shares of Targanta common stock and warrants to purchase approximately 0.1 million additional shares of Targanta common stock. These shares are currently restricted for resale and are subject to a lock-up agreement that expires April 2008. See Note 8 below. In connection with the 2005 sale of worldwide rights, Eli Lilly waived its right to collect a $10.0 million milestone payment which had previously been accrued by us. We also received a seat on the Targanta board of directors which we resigned from effective December 31, 2007.

6. ACQUIRED PRODUCT RIGHTS

Marnac, Inc./KDL GmbH (Pirfenidone)

In 2002, we licensed from Marnac and its co-licensor, KDL, their worldwide rights, excluding Japan, Korea and Taiwan, to develop and commercialize pirfenidone for all fibrotic diseases, including renal, liver and pulmonary fibrosis. Under the agreement terms, we received an exclusive license from Marnac and KDL in exchange for an up-front cash payment of $18.8 million and future milestone and up to 9% royalty payments. During the third quarter of 2007, we recorded a $7.5 million expense for such milestone payments, which are based on the progress of clinical development of pirfenidone. If all of the milestones under this agreement had been achieved, we would have been required to make milestone payments of $14.5 million. Effective November 21, 2007, we entered into asset purchase agreements with Marnac and KDL whereby we effectively terminated the prior license agreement by purchasing, among other things, the pirfenidone-related assets covered by such prior license agreement. Under the terms of the asset purchase agreements, we made acquisition payments of approximately $13.7 million, which includes the $7.5 million expense recorded in the third quarter of 2007 relating to the 2002 license agreement. These payments have been reported as acquired research and development in our consolidated statements of operations. Contingent acquisition payments of up to an additional $53.5 million would be made by us only if positive Phase III data and registration in the United States and European Union are achieved. The asset purchase agreements do not affect the rights to pirfenidone in Japan, Korea and Taiwan, which rights are licensed by Marnac and KDL to Shionogi. Since the original 2002 license agreement has been effectively terminated as a result of our acquisition of such pirfenidone-related assets from Marnac and KDL, we no longer have milestone or royalty obligations thereunder.

Amgen Inc. (Interferon Gamma)

In 2002, we acquired certain pending patent applications relating to interferon gamma from Amgen in exchange for $3.5 million, of which $1.5 million was paid in June 2002, and the remaining $2.0 million was paid in January 2003. We are amortizing these product rights to operations over the expected useful product life of Actimmune. The net carrying value of this intangible asset was $0.7 million as of December 31, 2007.

Genentech, Inc. License Agreement (Actimmune)

In 1998, we obtained a license under Genentech's patents relating to Actimmune. The license from Genentech terminates on the later of May 5, 2018 or the date that the last of the patents licensed under the agreement expires. Our licensed Actimmune rights include exclusive and non-exclusive licenses. The exclusive licenses include the right to develop and commercialize Actimmune in the United States and Canada for the treatment and prevention of all human diseases and conditions, including infectious diseases, pulmonary fibrosis and cancer, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive licenses include the right to make or have made Actimmune for clinical and commercial purposes within our field of use in the United States and Canada. In Japan, we have the exclusive license rights to commercialize Actimmune for the treatment and prevention of all infectious diseases caused by fungal, bacterial or viral agents, including in patients with CGD or osteopetrosis. We also have the opportunity, under specified conditions, to obtain further rights to Actimmune in Japan and other countries. In addition, we received an exclusive sublicense under certain of Genentech's patents outside the United States, Canada and Japan under the BI agreement discussed below. Under the Genentech license, we pay Genentech royalties on the revenue from sales of Actimmune and are required to make one-time payments to Genentech upon the occurrence of specified milestone events, which include the submission of a filing a BLA with the FDA for approval to market Actimmune for the treatment of particular categories of diseases, the receipt of FDA approval to market Actimmune for the treatment of particular categories of diseases and the achievement of certain annual revenue targets for Actimmune. We had made royalty payments of approximately $74.8 million, but no milestone payments, under this agreement in the aggregate through December 31, 2007. If all of the milestones under this agreement are achieved, we would be required to make milestone payments of $3.2 million. We must satisfy specified diligence obligations under the agreement with Genentech to maintain ou license from Genentech. Our rights to certain therapeutic uses for Actimmune under this agreement could revert to Genentech if we do not meet our diligence obligations or otherwise commit a material breach of the agreement.

Connetics Corporation (Actimmune)

Through an assignment and option agreement with Connetics, we paid Connetics $5.7 million to acquire rights to Actimmune and are obligated to pay to Connetics a royalty of 0.25% of our net United States sales for Actimmune until our net United States sales cumulatively surpass $1.0 billion. Above $1.0 billion, we are obligated to pay a royalty of 0.5% of our net United States sales of Actimmune. Through a separate purchase agreement, we paid Connetics $0.4 million to acquire rights related to scleroderma and are obligated to pay Connetics a royalty of 4.0% on our net revenue from sales of Actimmune for the treatment of scleroderma. We had made royalty payments of approximately $1.6 million in the aggregate through December 31, 2007. There are no milestone payments pursuant to this agreement.

7. SPONSORED RESEARCH, LICENSE AND COLLABORATION AGREEMENTS

Roche (Protease Inhibitors)

In October 2006 we entered into a Collaboration Agreement with Roche. Under the Collaboration Agreement, we agreed to collaborate with Roche to develop and commercialize products from our HCV protease inhibitor program. The Collaboration Agreement includes our lead candidate compound ITMN-191, which entered Phase 1a clinical trials late in 2006 and phase 1b clinical trials during the third quarter of 2007. We also agreed to collaborate with Roche on a research program to identify, develop and commercialize novel second-generation HCV protease inhibitors.

Under the terms of the Collaboration Agreement, we agreed to conduct Phase I studies for ITMN-191, and thereafter Roche agreed to lead clinical development and commercialization. Upon closing, we received an upfront payment of $60.0 million from Roche. In addition, assuming successful development and commercialization of ITMN-191 in the United States and other countries, we could potentially receive up to $470.0 million in milestone payments. One milestone payment of $10.0 million was received in January 2007, which was not deemed to be substantially at risk at the execution of the Collaboration Agreement. Therefore, the upfront payment of $60.0 million and this $10.0 million milestone payment have been deferred and are being recognized ratably as collaboration revenue over the estimated life of the Collaboration Agreement and our continuing involvement, currently expected to conclude approximately March 2028. All further milestone payments, of which a $10.0 million milestone was received in June 2007, have been assessed as substantially at-risk at the initiation of the agreement and will be recognized as revenue when and if these milestones are achieved, as defined in the Collaboration Agreement. Roche agreed to fund 67% of the global development costs of ITMN-191 and, if the product is approved for commercialization by the U.S. Food and Drug Administration, we agreed to co-commercialize the product in the United States and share profits on a 50-50 basis with Roche. We are entitled to receive royalties on any sales of the product outside of the United States. We have the right to opt-out of either co-development and/or co- commercialization of ITMN-191 in exchange for higher royalties on sales outside of the United States, and royalties instead of profit sharing in the United States. The economic terms for ITMN-191 could also apply to additional compounds that we and Roche develop under the Collaboration Agreement.

Novartis Corporation (Small Molecule Therapeutics)

In 2004, we entered into a license agreement with Chiron Corporation (which was acquired by Novartis) which granted us the right to discover, develop and commercialize small molecule therapeutic agents against certain HCV targets that are covered by patents owned by Novartis. In consideration for this license, we paid Novartis a nonrefundable fee of approximately $0.4 million in 2004 and are required to make milestone payments based on the clinical progress of ITMN-191. In 2006, we expensed $0.5 million upon initiation of the Phase Ia clinical trials for ITMN-191. Assuming that all of the remaining milestones under this agreement are achieved, we will be required to make milestone payments of $4.5 million. In addition, Novartis is entitled to receive royalties on future product sales.

Array BioPharma Inc. (Small Molecule Therapeutics)

In 2002, we entered into a drug discovery collaboration agreement to create small molecule therapeutics targeting hepatitis with Array. Under that agreement, we fund drug discovery research conducted by Array during the research term based on the number of Array scientists working on the research phase of the agreement and we are responsible for all development and commercialization. Though the research phase of the agreement has expired since June 2007, Array will continue to be entitled to receive milestone payments under the agreement based on the selection and progress of clinical drug candidates, as well as low single-digit royalties on net sales of products derived from the collaborative efforts. In addition, in December 2004, the agreement was amended to provide a mechanism for us to purchase certain intellectual property rights arising from the collaboration. In April 2005, we initiated a second research collaboration with Array with respect to a new hepatology target and have since terminated that agreement, although we continue to conduct research on this new hepatology target.

Assuming that all of the remaining milestones under these agreements are achieved, we will be required to make milestone payments of $8.5 million. Total research and development expenses related to this agreement were $1.3 million, $10.2 million and $7.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. Included in the $10.2 million in 2006 is a $0.5 million milestone payment for the initiation of the Phase Ia clinical trial for ITMN-191.

Maxygen Holdings Ltd. (Next-Generation Interferon Gamma)

We had a license and collaboration agreement with Maxygen to develop and commercialize novel, next-generation interferon gamma products that have enhanced pharmacokinetics and a potential for less frequent dosing regimens than Actimmune. If preclinical data provided compelling proof of concept for a longer-acting interferon gamma compound, our plan would have been to take forward into clinical development selected protein-modified interferon gamma product candidates created by Maxygen that met these criteria. We had funded Maxygen's optimization and development of these next-generation interferon gamma products and retained exclusive worldwide commercialization rights for all human therapeutic indications. Our diligence obligations included a minimum level of clinical development expenditures for an initial period of time, as well as the general obligation to use commercially reasonable efforts to clinically develop, seek regulatory approval for and commercialize a product in specified major market countries. The agreement terms included up-front license fees and full research funding, as well as development and commercialization milestone payments, which were payable based on the progress of our clinical development program for next-generation interferon gamma products and the achievement of certain sales targets with respect to such products. We had made payments of approximately $9.7 million under this agreement in the aggregate through December 31, 2007, including approximately $0.1 million in the last three years. Effective July 2007, we have terminated this agreement.

Boehringer Ingelheim International GmbH (Imukin)

In 2001, we formed a collaboration with BI to clinically develop and seek regulatory approval for interferon gamma-1b, the active ingredient in Actimmune, in certain diseases, and to commercialize a liquid formulation of interferon gamma-1b under one or more of BI's trade names, including Imukin, in Europe and other major markets of the world (other than the United States, Canada and Japan). Under the agreement, the parties may seek to develop and obtain regulatory approval for the use of Imukin in the treatment of a variety of diseases, including IPF, ovarian cancer, CGD and osteopetrosis. The agreement provides that in return for our funding and managing clinical and regulatory development of interferon gamma-1b for these diseases in the countries covered by the agreement, BI will pay us royalties on sales of the product when it meets a specified minimum sales level. BI has an option to exclusively promote Imukin in all of the major market countries covered by the agreement, and we may opt to promote the product in those countries and for those new diseases for which BI does not do so. If we opt to promote the product in those countries or for those new diseases for which BI does not, we will pay royalties to BI on sales of the product in those countries and/or for those new diseases. We had neither paid nor received any royalties under this agreement through December 31, 2007, and there are no milestone payments under this agreement. The agreement will expire, on a country-by-country basis, upon expiration of the parties' royalty obligations in each country covered by the agreement. Such royalty obligations generally expire fifteen years after regulatory approval of Imukin for certain specified indications in the relevant country. If no such regulatory approvals are granted in a particular country, the royalty obligations in such country will expire in 2016. Prior to such expiration, either party can terminate the agreement for the uncured material breach of the other party or for the insolvency of the other party. In addition, we have the right to terminate the agreement with respect to certain countries at any time subsequent to regulatory approval for IPF.

8. AVAILABLE-FOR-SALE INVESTMENTS

The following is a summary of our available-for-sale investments as of December 31, 2007 and 2006 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
Obligations of government-sponsored enterprises	$135,813	$ 181	$ —	$135,994
Corporate debt securities	34,526	110	(3)	34,633
Commercial paper	12,815	—	(53)	12,762
Targanta common stock	—	5,687	—	5,687
Auction rate securities and money market funds	39,150	—	—	39,150
Total	$222,304	$5,978	$(56)	$228,226

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Reported as:				
Cash equivalents	$ 81,861	$ 20	$ (1)	$ 81,880
Available-for-sale securities	140,443	5,958	(55)	146,346
Total	$222,304	$5,978	$(56)	$228,226

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
Obligations of government-sponsored enterprises	$111,487	$16	$(72)	$111,431
Corporate debt securities	41,070	5	(5)	41,070
Auction rate and other debt securities	49,607	—	(16)	49,591
Total	$202,164	$21	$(93)	$202,092

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Reported as:				
Cash equivalents	$ 96,915	$18	$ (4)	$ 96,929
Available-for-sale securities	105,249	3	(89)	105,163
Total	$202,164	$21	$(93)	$202,092

Realized gains and losses and declines in value, judged to be other than temporary, on available-for-sale securities are included in other income for the years 2007, 2006 and 2005 and were not material. Realized gains and losses were calculated based on the specific identification method. Unrealized holding gains and losses on securities classified as available-for-sale are recorded in accumulated other comprehensive income, net of tax. Our investment in Targanta common stock consists of approximately 3.0 million shares of which we have recorded an unrealized gain on approximately 630,000 of those shares representing the portion estimated to qualify for resale within one year.

The following is a summary of the amortized cost and estimated fair value of available-for-sale debt securities at December 31, by contractual maturity (in thousands):

	December 31, 2007	
	Amortized Cost	Fair Value
Mature in less than one year	$212,847	$212,999
Mature in one to three years	9,457	9,540
Mature in over three years	—	—
Total	$222,304	$222,539

9. BALANCE SHEET DETAIL

Property and equipment and related accumulated depreciation and amortization is as follows at December 31 (in thousands):

	2007	2006
Computer and laboratory equipment	$ 11,060	$ 9,444
Office furniture and fixtures	3,710	3,693
Leasehold improvements	9,839	9,139
	24,609	22,276
Less accumulated depreciation and amortization	(16,491)	(13,066)
Total	$ 8,118	$ 9,210

Other accrued liabilities consist of the following at December 31 (in thousands):

	2007	2006
Accrued clinical trial costs	$ 4,624	$ 7,654
Royalties payable	884	1,955
Liability under government settlement — current	7,174	4,575
Deferred collaboration revenue — current	3,272	2,802
Medicaid rebates	256	534
Provision for returns and rebates	378	1,174
Accrued interest	142	142
Accrued research and development	812	2,733
Other accrued liabilities	618	1,981
Total other accrued liabilities	$18,160	$23,550

10. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss). We include in other comprehensive income (loss) changes in the fair value of derivatives designated as foreign currency cash flow hedges and unrealized gains and losses on our available-for-sale securities, including approximately 630,000 shares of Targanta common stock, which represents the portion of our holdings that are estimated to qualify for resale within one year. The activity in other comprehensive income (loss) is as follows (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Net loss	$(89,602)	$(107,206)	$(5,235)
Change in unrealized gain/(loss) on available-for-sale securities, net of tax benefit of $2,275 in 2007	3,719	(7)	173
Change in realized and unrealized gain on foreign currency hedge	(212)	(607)	(1,005)
Comprehensive loss	$(86,095)	$(107,820)	$(6,067)

Accumulated other comprehensive income consists of the following at (in thousands):

	December 31, 2007	December 31, 2006
Net unrealized gain (loss) on available-for-sale securities, net of tax of $2,275 in 2007	$3,647	$ (72)
Gain on foreign currency hedge	—	212
Accumulated other comprehensive income	$3,647	$140

11. CONVERTIBLE SENIOR NOTES

In February 2004, we issued 0.25% convertible senior notes due March 1, 2011 in an aggregate principal amount of $170.0 million (the "Senior Notes"). The Senior Notes are convertible into our common stock at the option of the holder at a conversion price of approximately $21.63 per share, subject to adjustment in certain circumstances. Interest on the Senior Notes is payable semiannually in arrears on March 1 and September 1 of each year. The Senior Notes are unsecured and rank on parity with all of our other existing and future senior unsecured debt and prior to all subordinated indebtedness. In addition, the Senior Notes are effectively subordinated to any existing and future secured debt to the extent of the value of the collateral securing such debt. As of December 31, 2007, we had no secured debt and no senior obligations. Offering expenses of $5.8 million related to the sale of the Senior Notes have been included in other assets and are being amortized to interest expense using the effective interest method over the life of the Senior Notes, which is seven years from the date of issuance. Accumulated amortization at December 31, 2007 is $3.2 million.

12. STOCKHOLDERS' EQUITY

Employee Stock Purchase Plan

To provide employees with an opportunity to purchase our common stock through payroll deductions, our board of directors adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of eligibility for enrollment or the date of purchase, whichever is less. Purchases are limited to the lesser of 15% of each employee's eligible annual compensation or $25,000. Through the end of December 2007, we issued a cumulative total of 699,943 shares under the ESPP, including 110,833 issued in 2007, and 1,688,567 shares remained available for future issuance at December 31, 2007. Beginning January 1, 2001 and continuing through and including January 1, 2006, the amount of common stock reserved for issuance under the ESPP increased annually on that date by the lesser of (i) one percent (1%) of the total number of shares of common stock outstanding on such January 1, (ii) 400,000 shares of common stock, or (iii) a number of shares as determined by the board of directors prior to January 1, which shall be lesser than (i) or (ii) above.

Restricted Stock Awards

In May 2007, we granted employees restricted stock awards for approximately 128,000 shares of our common stock with a weighted-average fair value of $25.50 per share that vest annually over a four year period. In January 2006 we granted employees restricted stock awards for 404,450 shares of our common stock with a weighted-average fair value of $19.30 per share that vest in January 2008. The vesting may accelerate depending on the Company's achievement of certain performance criteria over the two-year period, twenty-five percent each for four different milestones. In May 2006, the first of the four milestones was met and in January and March 2007, the second and third milestones were met, respectively. Grants made in 2004 (none were granted in 2005) vest annually over a four-year period, thirty percent in each of the first three years and ten percent in the final year. Restricted stock awards are shares of common stock which are forfeited if the employee leaves the Company prior to vesting. As a result of all of these restricted stock awards, we recognized $2.7 million in compensation expense during the year ended December 31, 2007, compared to $6.0 million and $1.7 million in the years ended December 31, 2006 and 2005, respectively. As all of the restricted stock awards vest through 2008 and beyond, we will continue to recognize stock based compensation expense related to the grants of these restricted awards. These stock awards offer employees the opportunity to earn shares of our stock over time, rather than options that give the employee the right to purchase stock at a set price. If all of the remaining restricted stock awards that were granted in 2004, 2006 and 2007 vest, we will recognize approximately $3.0 million in compensation expense over a weighted average remaining period of 2.0 years. However, no compensation expense will be recognized for stock awards that do not vest.

A summary of our restricted stock activity is presented in the following table:

Restricted Stock Awards	Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2005	175,651	$16.02
Granted	424,450	19.43
Vested	(161,959)	18.08
Forfeited	(92,774)	17.77
Nonvested at December 31, 2006	345,368	$18.78
Granted	128,077	25.50
Vested	(233,258)	18.54
Forfeited	(30,478)	19.27
Nonvested at December 31, 2007	209,709	$23.08

Stock Compensation Plans

In 1999, we adopted the 1999 Equity Incentive Plan ("1999 Plan"). The 1999 Plan provided for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors, employees and consultants. Certain options were immediately exercisable, at the discretion of our board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. In 2000, we terminated all remaining unissued shares under the 1999 Plan amounting to 121,584 shares. Under the 1999 Plan, 46,550 shares have been granted to employees that are subject to repurchase as of December 31, 2007.

In 2000, our board of directors adopted the 2000 Equity Incentive Plan, which was most recently amended and approved by stockholders in 2007 and re-named the Amended and Restated 2000 Equity Incentive Plan ("2000 Plan"). In 2000, a total of 2.0 million shares of common stock were initially reserved for issuance under the 2000 Plan. In 2002, 2004 and 2007 an additional 2.5 million, 1.0 million and 1.5 million shares of common stock, respectively, were reserved for issuance under the 2000 Plan. The 2000 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors, employees and consultants. Shares issued pursuant to the exercise of an unvested option are subject to our right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant. Options not immediately exercisable generally vest up to a maximum of four years. Options previously granted under the 2000 Plan had a maximum term of 10 years. Effective May 15, 2007, new option grants have a maximum term of 7 years.

In 2000, our board of directors adopted the 2000 Non-Employee Directors' Stock Option Plan, which was most recently amended in 2007 and re-named the Amended and Restated 2000 Non-Employee Directors' Stock Option Plan ("Directors' Plan"). In 2000, a total of 180,000 shares of common stock were initially reserved for issuance under the Directors' Plan. In 2004, an additional 550,000 shares of common stock were reserved for issuance under the Director's Plan. The Directors' Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to repurchase rights, to directors of InterMune. Shares issued pursuant to the exercise of an unvested option are subject to our right of repurchase which lapses over periods specified by the board of directors, generally one year from the date of grant for annual grants and three years from the date of grant for initial grants made to new directors. Options not immediately exercisable generally vest over four years. Options granted under the Directors' Plan have a maximum term of 10 years.

The stock option and related activity under all of our stock option plans is summarized as follows:

		Outstanding Options	
	Shares Available for Grant	Number of Options	Weighted Average Exercise Price per Share
Balance at December 31, 2004	3,070,375	4,945,452	$22.81
Stock options granted	(2,317,724)	2,317,724	$12.44
Forfeited stock options	795,980	(795,980)	$21.88
Restricted shares forfeited	152,275	—	—
Stock options exercised	—	(18,166)	$12.95
Balance at December 31, 2005	1,700,906	6,449,030	$19.22
Stock options granted	(1,406,716)	1,406,716	$16.15
Restricted shares granted	(424,450)	—	—
Forfeited stock options	1,240,435	(1,240,435)	$25.10
Restricted shares forfeited	92,774	—	—
Stock options exercised	—	(1,225,763)	$15.18
Balance at December 31, 2006	1,202,949	5,389,548	$17.99
Stock options granted	(515,700)	515,700	$25.37
Restricted shares granted	(128,077)	—	—
Forfeited stock options	699,972	(699,972)	$19.77
Restricted shares forfeited	30,478	—	—
Stock options exercised	—	(534,008)	$14.30
Balance at December 31, 2007	1,289,622	4,671,268	$18.96

At December 31, 2007, the weighted average remaining contractual term for the outstanding options was 6.7 years and the aggregate intrinsic value was approximately $2.7 million on that date. The total intrinsic value of options exercised during the year ended December 31, 2007 was approximately $5.2 million. Intrinsic value for stock options is defined as the difference between the current market value and the exercise price.

The following table summarizes information about options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 4.50 — $12.74	1,323,553	6.95	$11.30	950,832	$11.08
$13.16 — $18.70	1,187,388	7.87	$15.62	667,695	$15.63
$19.01 — $24.76	1,306,602	5.94	$21.48	1,182,588	$21.51
$24.96 — $49.26	853,725	5.64	$31.61	500,200	$35.34
	4,671,268	6.66	$18.96	3,301,315	$19.41

At December 31, 2007, the weighted average remaining contractual term for options exercisable is 6.2 years and the aggregate intrinsic value for those shares is approximately $2.1 million. If all of the remaining nonvested and outstanding stock option awards that have been granted became vested, we will recognize approximately $14.6 million in compensation expense over a weighted average remaining period of 2.0 years. However, no compensation expense will be recognized for any stock awards that do not vest.

Stockholder Rights Agreement

In July 2001, our board of directors approved the adoption of a stockholder Rights Agreement, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of our common stock. The dividend was paid on August 3, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), at a price of $390.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable upon the earlier of: (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the board of directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In October 2004, the Rights Agreement was amended to allow Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") to acquire ownership of up to 25% of our issued and outstanding common stock in open market purchases without becoming an Acquiring Person. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, our board of directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at our election, we may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on August 3, 2011, unless we redeem or exchange them.

Public Offering

On September 26, 2007, we completed a public offering of approximately 4.0 million shares of registered common stock, at a price of $19.50 per share. We received net proceeds of approximately $73.4 million after deducting underwriting fees of $4.7 million and other related expenses of $0.4 million.

Reserved Shares

At December 31, 2007, common stock subject to future issuance is as follows:

Common stock issuable upon conversion of convertible senior notes	7,858,811
Outstanding common stock options	4,671,268
Common stock available for grant under stock option plans	1,289,622
Common stock available for grant under the 2000 Employee Stock Purchase Plan	1,688,567
Total	15,508,268

Valuation and Expense Information under SFAS 123(R)

We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. The Company's Consolidated Financial Statements as of and for the years ended December 31, 2007 and 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

The following table reflects stock-based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 (in thousands):

	Year Ended December 31,	
	2007	2006
Research and development	$ 6,012	$ 8,127
General and administrative	6,224	8,395
Restructuring charges	482	—
Total stock-based compensation expense	$12,718	$16,522

Approximately $0.3 million has been included in G&A expense for the year ended December 31, 2006 in connection with the amendment to our Amended and Restated 2000 Non-Employee Directors' Stock Option Plan, which allows the board of directors to specify in a directors' stock option agreement a longer or shorter period of time by which a director must exercise the option before the option terminates.

Upon adoption of SFAS 123(R), we retained our method of valuation for share-based awards granted beginning in fiscal 2006 with the use of the Black-Scholes model which was previously used for the Company's pro forma information required under SFAS 123. The Company's determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. A description of the assumptions follows:

— Previously under SFAS 123, we estimated volatility using only our historical share price performance over the expected life of the option. Under SFAS No. 123(R), however, the Company, with the assistance of an outside consulting service, has refined its valuation methodology and estimated expected volatility using a blend of implied volatility based on market-traded options on the Company's common stock and historical volatility of the Company's common stock over the contractual life of the options

— The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods within the contractual life of the option.

— The expected life of options granted represents the period of time the options are expected to be outstanding. The Company has applied the provisions of SAB 107 to determine the expected term.

— The expected dividend yield is based on the Company's current dividend yield as the best estimate of projected dividend yield for periods within the contractual life of the option.

We estimated the fair value of each option grant on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31	
	2007	2006
Expected stock price volatility	58%	56%
Risk-free interest rate	4.8%	5.0%
Expected term (in years)	4.9	6.0
Expected dividend yield	—	—

The weighted-average fair value per share of options granted during the years ended December 31, 2007 and 2006 was $13.72 and $9.30, respectively.

We estimated the fair value of the employees' stock purchase rights using the Black-Scholes model with the following weighted-average assumptions:

	Year Ended December 31	
	2007	2006
Expected stock price volatility	56%	65%
Risk-free interest rate	4.5%	4.1%
Expected term (in years)	1.0	1.8
Expected dividend yield	—	—

The weighted-average fair value for purchase rights granted under the employee stock purchase plan for the years ended December 31, 2007 and 2006 was $7.25 and $6.21, respectively.

As stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal years 2007 and 2006 is based on awards ultimately expected to vest, each has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Pro Forma Information under SFAS 123 for Periods Prior to January 1, 2006

Had we used the fair value based accounting method for stock-based compensation expense prescribed by SFAS No. 123 for the year ended December 31, 2005, our net loss and net loss per share would have increased to the following pro-forma amounts (in thousands, except per share data):

	Year Ended December 31, 2005
Net loss, as reported	$ (5,235)
Add: Stock-based employee compensation expense, included in reported net loss	2,960
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(17,003)
Pro forma net loss	$(19,278)
Net loss per share:	
Basic and diluted — as reported	$ (0.16)
Basic and diluted — pro forma	$ (0.60)

Prior to the adoption of SFAS No. 123(R), pro forma disclosures reflected the fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2005
Expected stock price volatility	72%
Risk-free interest rate	4.0%
Expected term (in years)	6.5
Expected dividend yield	—

The weighted-average fair value per share of options granted was $8.46 in 2005.

We estimated the fair value of the employees' stock purchase rights using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2005
Expected stock price volatility	75%
Risk-free interest rate	3.0%
Expected term (in years)	2.0
Expected dividend yield	—

The weighted-average fair value for shares issued under the employee stock purchase plan for the year ended December 31, 2005 was $8.38.

13. INCOME TAXES

The Company's benefit for income taxes consists of the following (in thousands):

	2007	2006	2005
Deferred:			
Federal	$1,934	$—	$—
State	341	—	—
Totals	$2,275	$—	$—

The tax benefit recorded in 2007 primarily relates to net operating losses that we concluded are realizable based on our estimate of future taxable income resulting from future potential sales of our shares of Targanta common stock.

A reconciliation of the Company's recorded income tax benefit to the U.S. statutory rate follows (in thousands):

	2007	2006	2005
Federal tax benefit at statutory rate	$(31,238)	$(36,450)	$ (1,780)
Increase (reduction) in tax resulting from:			
State taxes, net of federal benefits	(700)	(10,890)	6,240
Change in valuation allowance	12,821	57,602	7,723
Research and development credits	(10,728)	(2,038)	(2,576)
Change in deferreds	26,037	(20,180)	(10,942)
Stock options	(2,668)	(636)	882
Government settlement	—	12,561	—
Other	4,201	31	453
Totals	$ (2,275)	$ —	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes.

Significant components of our deferred taxes are as follows at December 31 (in thousands):

	2007	2006
Deferred tax assets:		
Net operating loss carryforwards	$ 162,000	$ 171,000
Research and development credits	13,000	22,000
Capitalized research and development costs	15,000	12,000
Deferred revenue	23,000	24,000
Other, net	53,000	23,000
Total deferred tax assets	266,000	252,000
Valuation allowance	(263,725)	(252,000)
Net deferred tax assets	$ 2,275	$ —
Deferred tax liability:		
Unrealized gain on investments, including Targanta common stock	(2,275)	—
Net deferred tax	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The valuation allowance increased by $11.7 million, $58.0 million, and $8.0 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Deferred tax assets related to carryforwards at December 31, 2007 include approximately $9.8 million associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to stockholders equity.

As of December 31, 2007, we had federal net operating loss carryforwards of approximately $434.5 million. The net operating loss carryforwards will expire at various dates beginning in 2018 through 2027 if not utilized. We also have federal research and development tax credits of approximately $17.9 million that will expire in the years 2018 through 2027. In addition, we had net operating loss carryforwards for state income tax purposes of approximately $109.8 million that expire in the years 2012 through 2017 and state research and development tax credits of approximately $12.1 million that do not expire.

Utilization of the net operating losses may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

We adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48") on January 1, 2007. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, classification and interest and penalties related to uncertain tax positions. The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

	Gross Unrecognized Tax Benefits
Balance at January 1, 2007	$10,415
Increases related to current year tax positions	2,954
Balance at December 31, 2007	$13,369

At December 31, 2007, the Company had unrecognized tax benefits of approximately $13.4 million. The unrecognized tax benefits, if recognized, would not have an impact on the Company's effective tax rate. The Company does not expect a significant change to its unrecognized tax benefits over the next twelve months. The unrecognized tax benefits may increase or change during the next year for items that arise in the ordinary course of business.

We file income tax returns in the U.S. federal and various state and local jurisdictions. We are not currently under examination by federal, state or local taxing authorities for any open tax years. The tax years 1998 through 2007 remain open to examination by the major taxing authorities to which we are subject. Our policy is to record interest related to uncertain tax positions as interest and any penalties as other expense in our statement of operations. As of the date of adoption of FIN 48 and through December 31, 2007, we did not have any interest or penalties associated with unrecognized tax benefits.

14. COMMITMENTS AND CONTINGENCIES

Leases

We have a non-cancelable lease for facilities, which expires in 2011. Total rent expense was approximately $4.1 million, $4.2 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The following is a schedule by year of future minimum lease payments of all leases at December 31, 2007 (in thousands):

Year	Operating Leases
2008	$ 4,766
2009	4,862
2010	5,007
2011	1,633
Thereafter	—
	$16,268

The operating lease for our facility requires a letter of credit secured by a restricted cash balance with our bank. The amount of each letter of credit approximates 6-12 months of operating rent payable to the landlord of the facility and is effective until we reach profitability. At December 31, 2007 and 2006, restricted cash under this letter of credit amounted to $1.4 million.

Purchase Commitments

In January 2000, we entered into an agreement with BI for the clinical and commercial supply of Actimmune. The agreement, which had been amended from time to time, generally provided for the exclusive supply by BI and exclusive purchase by us of Actimmune. This contractual obligation to BI was denominated in euros. Prior to the failure of the INSPIRE trial, we had future purchase obligations of approximately $91.6 million. Given the fact that the Phase III INSPIRE trial was unsuccessful and was discontinued in March 2007, we entered into a termination agreement ("Termination Agreement") with BI. The Termination Agreement provides for the termination of the existing supply agreement dated January 2000, as amended, for the clinical and commercial supply of Actimmune conditioned upon and coincident with the entry by us and BI into a new agreement for the clinical and commercial supply of Actimmune. In consideration of the entry into the Termination Agreement, we incurred approximately $6.8 million in termination expenses during the second quarter of 2007, which have been included in restructuring charges in our consolidated statement of operations. Pursuant to the Termination Agreement and new supply agreement, we eliminated $91.6 million in future purchase commitments for Actimmune for the years 2007 to 2012. On June 29, 2007, InterMune and BI entered into a new agreement for the clinical and commercial supply of Actimmune ("Supply Agreement"). Under the terms of the new Supply Agreement, we are not required to make any minimum annual purchase commitments and BI is not required to commit to reserving any minimum annual capacity for the manufacture of Actimmune. On a going forward basis, the product will be purchased based upon a rolling forecast. The new Supply Agreement is effective as of June 29, 2007 and will expire on December 31, 2012. If BI is not able to supply all of our requirements for Actimmune, we may choose an additional manufacturer. However, we are not entitled to seek such a secondary source until BI has informed us of its unwillingness or inability to meet our requirements. Either party has the right to terminate the Supply Agreement if the other party materially breaches its obligations thereunder. In addition, we have the right to terminate the Supply Agreement immediately in the event that health authorities prevent distribution of Actimmune for all indications.

Contingent Payments

We will be required to make contingent milestone payments in accordance with our license, commercialization and collaboration agreements in the aggregate amount of $71.6 million if all of the milestones per the agreements are achieved. These milestones include development, regulatory approval, commercialization and sales milestones.

Department of Justice Settlement

On November 9, 2004, we received a subpoena from the U.S. Department of Justice requiring us to provide the Department of Justice with certain information relating to Actimmune, including information regarding the promotion and marketing of Actimmune. On October 25, 2006 we reached a comprehensive settlement with the government to resolve all claims without criminal sanctions relating to promotional activities for Actimmune for IPF by our former employees during a period ending in June 2003. As part of this comprehensive settlement, we entered into a Civil Settlement Agreement with the United States Department of Justice and the United States Attorney's Office for the Northern District of California. In addition, we entered into a Deferred Prosecution Agreement with the United States Attorney's Office for the Northern District of California and a Corporate Integrity Agreement with the Office of the Inspector General of the United States Department of Health and Human Services.

Under the terms of the Civil Settlement Agreement, we agreed to pay $36.9 million plus 5% interest on the then outstanding principal balance to the government over a period of five years, an amount to be shared between the Federal and participating State governments as per the agreement and the Medicaid Program. We recorded a $36.9 million charge during 2006 to reflect the final terms of the Civil Settlement Agreement. We paid $4.1 million of the first installment payment of $5.0 million during the fourth quarter of 2006, an additional $4.1 million in the fourth quarter of 2007 and are required to make additional payments on the remaining settlement amount over the next four years in annual installments. The Civil Settlement Agreement contains a provision for the acceleration of certain of the $36.9 million in original scheduled principal payments if we receive over $150.0 million from partnering, license fees and milestone payments (excluding any research and development contributions), external debt and equity financing during the term of the Civil Settlement Agreement, subject to a cap on any acceleration of payment of $10.0 million in any one year.

The following table reflects the schedule of payments due under the settlement as of December 31, 2007 (in thousands):

Year	Principal	Interest	Total
2008	6,596	1,810	8,406
2009	5,826	1,174	7,000
2010	8,118	882	9,000
2011	9,524	476	10,000
Total	$30,064	$4,342	$34,406

15. DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

We have determined that, in accordance with SFAS No. 131, we operate in one segment, because operating results are reported only on an aggregate basis to our chief operating decision makers. We currently market Actimmune in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. Prior to its divestiture in December 2005, we also marketed Infergen in the United States and Canada for chronic HCV infections; and prior to its divestiture in May 2005, we also marketed Amphotec worldwide for invasive aspergillosis. Total revenue for each year presented has been adjusted to reflect the reclassification of Infergen revenue into discontinued operations.

Our net revenue for the years ended December 31, are as follows (in thousands):

	2007	2006	2005
Actimmune	$53,420	$90,317	$107,633
Other products	—	—	2,863
Collaboration revenue	13,272	467	—
Totals	$66,692	$90,784	$110,496

Our net revenue by region for the years ended December 31, are as follows (in thousands):

	2007	2006	2005
United States	$53,321	$90,185	$110,017
Rest of world	13,371	599	479
Totals	$66,692	$90,784	$110,496

Our revenue and trade receivables are concentrated with a few customers. We perform credit evaluations on our customers' financial condition and limit the amount of credit extended. However, we generally do not require collateral on accounts receivable. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Four customers represented 43%, 25%, 11% and 10%, respectively, of total accounts receivable at December 31, 2007, and three customers represented 45%, 27% and 13%, respectively, of total accounts receivable at December 31, 2006. No other customer represented more than 10% of accounts receivable at December 31, 2007 or December 31, 2006.

Revenue from customers representing 10% or more of total product revenue during the years ended December 31, 2007, 2006 and 2005 were as follows:

Customer	2007	2006	2005
CuraScript, Inc (formerly Priority Healthcare)	48%	57%	59%
Caremark	23%	22%	21%
Merck Medco	12%	11%	7%

16. RELATED PARTY TRANSACTIONS

On October 29, 2004 we entered into an Amended and Restated Standstill Agreement with Warburg Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") that permits Warburg Pincus to acquire up to 25% of our outstanding common stock in the open market. Under this agreement, Warburg Pincus may acquire up to 25% of our outstanding common stock and we have granted Warburg Pincus certain registration rights with respect to its holdings. In exchange for allowing Warburg Pincus to increase its ownership stake, Warburg Pincus has granted the independent members of our board of directors the right to vote the shares of InterMune common stock owned by Warburg Pincus in excess of 19.9%. In addition, Warburg Pincus has agreed to certain limitations on the manner in which it may dispose of its ownership interest in InterMune. In connection with this transaction, we have also amended our stockholder Rights Plan to allow Warburg Pincus to acquire up to 25% of our outstanding common stock in open market purchases. Jonathan S. Leff, a member of our board of directors, is a managing director of Warburg Pincus LLC and a partner of Warburg Pincus & Co., which are affiliates of Warburg Pincus Equity Partners, L.P. As of December 31, 2007, Warburg Pincus held approximately 19% of our outstanding common stock.

17. EMPLOYEE SAVINGS PLAN

On May 1, 1999, we adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who fulfill certain length-of-service requirements. Employees may contribute up to the maximum limit imposed by federal tax law. Beginning in 2005, we began matching employee contributions at a rate of 50% of the first $6,000 per employee contributed each year. In 2007, we increased our matching contribution rate to 50% of the first $8,000 per employee contributed each year. Our total matching contributions were $0.6 million, $0.5 million and $0.8 million in 2007, 2006 and 2005, respectively.

18. GUARANTEES AND INDEMNIFICATIONS

In November 2002, the FASB issued Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others"* ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

As permitted under Delaware law and in accordance with our Bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. We terminate the indemnification agreements with our officers and directors upon the termination of their employment, but the termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, our director and officer insurance policy limits our exposure and may enable us to recover a portion of any future amounts paid. Accordingly, we believe the fair value of these indemnification agreements is minimal. Therefore, we have not recorded any liabilities for these agreements as of December 31, 2007.

19. QUARTERLY FINANCIAL DATA (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(In thousands, except per share amounts)				
2007					
Revenue, net Actimmune	$ 19,525	$ 14,533	$ 10,553	$ 8,809	$ 53,420
Collaboration revenue	818	10,818	818	818	13,272
Total revenue, net	$ 20,343	$ 25,351	$ 11,371	$ 9,627	$ 66,692
Cost of goods sold	$ 5,284	$ 3,276	$ 3,491	$ 2,058	$ 14,109
Restructuring charges	1,333	8,596	317	—	10,246
Loss from operations	(25,209)	(21,567)	(29,755)	(30,373)	(106,904)
Loss from continuing operations	(20,661)	(19,808)	(28,167)	(25,960)	(94,596)
Income (loss) from discontinued operations	(144)	16	5,043	79	4,994
Net income (loss)	(20,805)	(19,792)	(23,124)	(25,881)	(89,602)
Basic and diluted loss per share:					
Continuing operations	$ (0.61)	$ (0.58)	$ (0.81)	$ (0.67)	$ (2.67)
Discontinued operations	—	—	0.15	—	0.15
Net loss per share	$ (0.61)	$ (0.58)	$ (0.66)	$ (0.67)	$ (2.52)
2006					
Revenue, net Actimmune	$ 24,356	$ 24,111	$ 22,496	$ 19,354	$ 90,317
Collaboration revenue	—	—	—	467	467
Total revenue, net	$ 24,356	$ 24,111	$ 22,496	$ 19,821	$ 90,784
Cost of goods sold	$ 6,248	$ 5,013	$ 4,421	$ 8,426	$ 24,108
Provision for settlement	—	30,000	6,944	—	36,944
Loss from operations	(14,283)	(45,881)	(30,290)	(24,535)	(114,989)
Loss from continuing operations	(12,532)	(44,018)	(28,361)	(21,051)	(105,962)
Income (loss) from discontinued operations	(254)	38	(623)	(405)	(1,244)
Net income (loss)	(12,786)	(43,980)	(28,984)	(21,456)	(107,206)
Basic and diluted loss per share:					
Continuing operations	$ (0.38)	$ (1.33)	$ (0.86)	$ (0.63)	$ (3.18)
Discontinued operations	(0.01)	—	(0.02)	(0.01)	(0.04)
Net loss per share	$ (0.39)	$ (1.33)	$ (0.88)	$ (0.64)	$ (3.22)

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES*

Not Applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our independent registered public accounting firm has expressed an opinion on the effectiveness of our internal control over financial reporting which is included below.

Changes in Internal Control over Financial Reporting. There have been no changes to our internal controls over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls. Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of InterMune, Inc.

We have audited InterMune, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). InterMune, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, InterMune, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of InterMune, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 10, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Palo Alto, California
March 10, 2008

ITEM 9B. *OTHER INFORMATION.*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because we expect to file with the U.S. Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A in connection with the solicitation of proxies for our Annual Meeting of Stockholders to be held at 10:00 a.m. on May 13, 2008 (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Identification of Directors and Executive Officers

The information required by this Item with respect to Executive Officers may be found under the caption, "Executive Officers of the Registrant" at the end of Item 1 of this Annual Report on Form 10-K. The information required by this Item with respect to Directors, including information with respect to our audit committee financial expert and the identification of our audit committee, is incorporated herein by reference from the information under the caption "Proposal 1 — Election of Directors" contained in the Proxy Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement.

Code of Business Conduct and Ethics

The information required by this Item with respect to our code of ethics is incorporated herein by reference from the section captioned "Proposal 1 — Election of Directors — Code of Business Ethics and Conduct" contained in the Proxy Statement.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated herein by reference to the information under the sections entitled "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated herein by reference to the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the Proxy Statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this Item is incorporated herein by reference to the information under the caption "Executive Compensation — Certain Relationships and Related Transactions" contained in the Proxy Statement.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) *The following documents are filed as part of this Annual Report on Form 10-K:*

(1) *Financial Statements*

See Index to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

(2) *Financial Statement Schedules*

The following financial statement schedule is filed as part of this Annual Report on Form 10-K. All other financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or the notes thereto.

Schedule II

InterMune, Inc.

Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2007, 2006 and 2005

Description	Balance at Beginning of Year	Charged to Revenue or Expense	Utilizations	Balance at End of Year
Allowance for cash discounts:				
Year ended December 31, 2007	$164	$1,116	$(1,236)	$ 44
Year ended December 31, 2006	337	1,887	(2,060)	164
Year ended December 31, 2005	526	3,108	(3,297)	337
Allowance for doubtful accounts:				
Year ended December 31, 2007	$ —	$ —	$ —	$ —
Year ended December 31, 2006	108	—	(108)	—
Year ended December 31, 2005	94	43	(29)	108

(3) *Exhibits*

Number	Description of Document
1.1	Underwriting Agreement, dated September 20, 2007, among Registrant, Goldman, Sachs & Co., Deutsche Bank Securities Inc. and CIBC World Markets Corp.(24)
3.1	Certificate of Incorporation of Registrant.(1)
3.2	Certificate of Ownership and Merger, dated April 26, 2001.(8)
3.3	Bylaws of Registrant.(1)
3.4	Certificate of Amendment of Certificate of Incorporation of Registrant.(12)
3.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Registrant.(15)
3.6	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock.(7)
4.1	Specimen Common Stock Certificate.(1)
4.6	Indenture, dated as of February 17, 2004, between Registrant and The Bank of New York.(14)

Number	Description of Document
4.7	Registration Rights Agreement, dated as of February 17, 2004, among Registrant, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston LLC, Harris Nesbitt Corp. and RBC Capital Markets Corporation.(14)
10.1+	Form of Indemnity Agreement.(1)
10.2+	1999 Equity Incentive Plan and related documents.(1)
10.3+	Amended and Restated 2000 Equity Incentive Plan and related documents.(26)
10.4+	Amended and Restated 2000 Employee Stock Purchase Plan and related documents.(26)
10.5+	Amended and Restated 2000 Non-Employee Directors' Stock Option Plan and related documents.(26)
10.6	Amended and Restated Investor Rights Agreement, dated January 7, 2000, between Registrant and certain holders of the common stock.(1)
10.7	Rights Agreement, dated July 17, 2001, between Registrant and Mellon Investor Services LLC.(7)
10.8	Preliminary Stipulation of Settlement Agreement, dated May 6, 2005.(17)
10.9+	Form of Change of Control Provisions for Officers.(2)
10.10	Assignment and Option Agreement, dated June 23, 2000, between Registrant and Connetics Corporation.(3)
10.11	Consent to Assignment Agreement, dated June 23, 2000, between Registrant, Connetics Corporation and Genentech, Inc.(3)
10.12	Notice re: Return of Rights to Gamma Interferon for Treatment of Infectious Diseases in Japan, dated July 25, 2000, between Registrant and Genentech, Inc.(3)
10.13	Form of Common Stock Purchase Agreement, dated August 11, 2000, between the Company and Investors.(4)
10.14	Lease Agreement, dated December 18, 2000, between Registrant and GAL-BRISBANE, L.P.(5)
10.15	First Amendment to Brisbane Technology Park Lease, effective as of December 18, 2000, between Registrant and GAL-BRISBANE, L.P.(5)
10.16*	Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(6)
10.17	Amendment No. 5, dated January 25, 2001, to License Agreement, dated May 5, 1998, between Registrant and Genentech, Inc.(6)
10.18	Letter Amendment, dated August 1, 2001, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(8)
10.19+	Employment Offer Letter, dated April 5, 2002, between Registrant and Marianne Armstrong, Ph.D.(9)
10.20+	Bonus Plan Memorandum, dated April 18, 2002, from Registrant to Marianne Armstrong, Ph.D.(9)
10.21	Letter Amendment, dated May 28, 2002, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(9)
10.22	Letter Amendment, dated July 1, 2002, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(9)
10.23*	Amendment No. 4, dated January 28, 2003, to Development and Marketing Agreement, dated March 23, 2001, between Registrant and Boehringer Ingelheim International GmbH.(10)
10.24+	Employment Offer Letter, dated April 30, 2002, between Registrant and Lawrence M. Blatt, Ph.D.(11)
10.25+	Bonus Plan Memorandum, dated May 22, 2002, from Registrant to Lawrence M. Blatt, Ph.D.(11)
10.26+	Employment Offer Letter, dated September 24, 2003, between Registrant and Daniel G. Welch.(12)
10.27+	Stock Bonus Award Agreement, dated November 5, 2003, between Registrant and William R. Ringo, Jr.(13)
10.28	Amended and Restated Standstill Agreement, dated October 29, 2004, among Registrant, Warburg Pincus & Co. and certain affiliates of Warburg Pincus & Co.(16)
10.29	Registration Rights Agreement, dated October 29, 2004, among Registrant, Warburg Pincus & Co. and certain affiliates of Warburg Pincus & Co.(16)

Number	Description of Document
10.30	Amendment, dated October 29, 2004 to Rights Agreement, dated July 17, 2001, between Registrant and Mellon Investor Services LLC.(16)
10.31+	Employment Offer Letter Agreement, dated June 13, 2001, between Registrant and Williamson Bradford, M.D., Ph.D.(18)
10.32+	Employment Offer Letter Agreement, dated June 1, 2001, between Registrant and Steven Porter, M.D., Ph.D.(18)
10.33+	Employment Offer Letter Agreement, dated August 9, 2004, between Registrant and Robin Steele.(18)
10.34+	Amendment to Offer Letter re Severance Pay and Change in Control, dated August 18, 2004, between Registrant and Marianne Armstrong, Ph.D.(18)
10.35+	Amendment to Offer Letter re Severance Pay and Change in Control, dated August 18, 2004, between Registrant and Lawrence M. Blatt, Ph.D.(18)
10.36+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 27, 2004, between Registrant and Williamson Bradford, M.D., Ph.D.(18)
10.37+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 26, 2004, between Registrant and Steven Porter, M.D., Ph.D.(18)
10.38+	Amendment to Offer Letter re Severance Pay and Change in Control, dated July 27, 2004, between Registrant and Howard A. Simon, Esq.(18)
10.39*	Product Acquisition Agreement, dated November 28, 2005, between Registrant and Valeant Pharmaceuticals North America.(19)
10.40*	Asset Purchase Agreement dated December 23, 2005, between Registrant and Targanta Therapeutics Corporation.(20)
10.41+	Severance Agreement and General Release, dated January 6, 2006, between Registrant and Roger L. Hawley.(20)
10.42*	Amendment No. 6, dated February 27, 2006, to License Agreement dated May 5, 1998, between Registrant and Genentech, Inc.(20)
10.43*	Exclusive License and Collaboration Agreement dated October 16, 2006 between Registrant and Hoffmann-La Roche, Inc. and F. Hoffmann-La Roche Ltd.(21)
10.44	Deferred Prosecution Agreement between Registrant and the United States Attorney's Office for the Northern District of California(21)
10.45	Civil Settlement Agreement between Registrant and the United States Department of Justice and the United States Attorney's Office for the Northern District of California(21)
10.46	Corporate Integrity Agreement between Registrant and the Office of the Inspector General of the United States Department of Health and Human Services(21)
10.47+	Retention Payment Agreement dated May 24, 2007 between Registrant and Howard Simon.(22)
10.48+	Retention Payment Agreement dated May 24, 2007 between Registrant and Robin Steele.(22)
10.49+	Retention Payment Agreement dated May 24, 2007 between Registrant and John Hodgman.(22)
10.50+	Retention Payment Agreement dated May 24, 2007 between Registrant and Bill Bradford.(22)
10.51+	Retention Payment Agreement dated May 24, 2007 between Registrant and Steve Porter.(22)
10.52+	Retention Payment Agreement dated May 24, 2007 between Registrant and Marianne Armstrong.(22)
10.53+	Retention Payment Agreement dated May 24, 2007 between Registrant and Lawrence Blatt.(22)
10.54+	Separation Agreement and Release of Claims dated July 3, 2007 between Registrant and Thomas Kassberg.(23)
10.55+	Separation Agreement and Release of Claims dated July 3, 2007 between Registrant and Cynthia Robinson.(23)
10.56*	Termination Agreement dated June 6, 2007 between Registrant and Boehringer Ingelheim Austria GmbH.(25)
10.57*	Supply Agreement dated June 29, 2007 between Registrant and Boehringer Ingelheim Austria GmbH.(25)

Number	Description of Document
10.58	Letter Amendment dated December 19, 2007 to Product Acquisition Agreement dated November 28, 2005 between Registrant and Valeant Pharmaceuticals North America.(26)
10.59**	Asset Purchase Agreement, dated November 19, 2007, among Registrant, Marnac, Inc., and Dr. Solomon B. Margolin.(26)
10.60**	Asset Purchase Agreement, dated November 21, 2007, among Registrant, KDL GmbH, and Dr. Shitotomo Yamauchi.(26)
10.61**	License Agreement, dated August 24, 2004, between Registrant and Chiron Corporation.(26)
10.62**	Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.63**	Amendment No. 1, dated May 8, 2003, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.64**	Amendment No. 2, dated January 7, 2004, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.65**	Amendment No. 3, dated September 10, 2004, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.66**	Amendment No. 4, dated December 7, 2004, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.67**	Letter Agreement, dated March 10, 2005, between Registrant and Array BioPharma Inc.(26)
10.68**	Amendment No. 5, dated June 30, 2005, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.69**	Amendment No. 6, dated February 3, 2006, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
10.70**	Amendment No. 7, dated June 28, 2006, to the Drug Discovery Collaboration Agreement, dated September 13, 2002, between Registrant and Array BioPharma Inc.(26)
21.1	List of Subsidiaries(26)
23.1	Consent of Independent Registered Public Accounting Firm(26)
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)(26)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a)(26)
32.1†	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)(26)

* Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

\+ Management contract or compensation plan or arrangement.

† This certification accompanies the Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 2, 2000 (No. 333-96029), as amended by Amendment No. 1 filed with the Commission on February 18, 2000, as amended by Amendment No. 2 filed with the Commission on March 6, 2000, as amended by Amendment No. 3 filed with the Commission on March 22, 2000, as amended by Amendment No. 4 filed with the Commission on March 23, 2000 and as amended by Amendment No. 5 filed with the Commission on March 23, 2000.

(2) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

(3) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(4) Filed as an exhibit to the Registrant's Current Report on Form 8-K on August 23, 2000.

(5) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(6) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

(7) Filed as an exhibit to the Registrant's Current Report on Form 8-K on July 18, 2001.

(8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

(9) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2002.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2003.

(11) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2003.

(12) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003.

(13) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(14) Filed as an exhibit to the Registrant's amended Annual Report on Form 10-K/A (Amendment No. 2) for the year ended December 31, 2003.

(15) Filed as an exhibit to the Registrant's amended Quarterly Report on Form 10-Q/A (Amendment No. 1) filed for the quarter ended June 30, 2004.

(16) Filed as an exhibit to the Registrant's Current Report on Form 8-K on November 4, 2004.

(17) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2005.

(18) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(19) Incorporated by reference to Exhibit 2.1 of Form 8-K (File No. 001-11397) filed by Valeant Pharmaceuticals International, the parent company of Valeant Pharmaceuticals North America on January 5, 2006.

(20) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005.

(21) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.

(22) Filed as an exhibit to the Registrant's Current Report on Form 8-K on May 25, 2007.

(23) Filed as an exhibit to the Registrant's Current Report on Form 8-K on July 10, 2007.

(24) Filed as an exhibit to the Registrant's Current Report on Form 8-K on September 21, 2007.

(25) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

(26) Filed herewith.

(c) *Exhibits*

See Item 15(a) above.

(d) *Financial Statement Schedules.*

See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intermune, Inc.

By: /s/ JOHN C. HODGMAN

John C. Hodgman
Senior Vice President of Finance Administration and Chief Financial Officer

Dated: March 11, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Hodgman and Daniel G. Welch, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him, and in his name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the registrant and in the capacities and on the dates indicated have signed this Report below:

Signatures	Title	Date
/s/ WILLIAM R. RINGO, JR. William R. Ringo, Jr.	Chairman of the Board of Directors	March 11, 2008
/s/ DANIEL G. WELCH Daniel G. Welch	President and Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2008
/s/ JOHN C. HODGMAN John C. Hodgman	Senior Vice President of Finance Administration and Chief Financial Officer (Principal Financial Officer)	March 11, 2008
/s/ BRUCE W. TOMLINSON Bruce W. Tomlinson	Vice President, Controller and Principal Accounting Officer	March 11, 2008
/s/ LOUIS DRAPEAU Louis Drapeau	Director	March 11, 2008
/s/ LARS EKMAN Lars Ekman	Director	March 11, 2008

Signatures	Title	Date
/s/ JAMES I. HEALY James I. Healy	Director	March 11, 2008
/s/ DAVID S. KABAKOFF David S. Kabakoff	Director	March 11, 2008
/s/ JONATHAN S. LEFF Jonathan S. Leff	Director	March 11, 2008
/s/ MICHAEL L. SMITH Michael L. Smith	Director	March 11, 2008

corporate directory

executive management

Daniel G. Welch
President and Chief Executive Officer

Marianne T. Armstrong, Ph.D.
Chief Medical Affairs and Regulatory Officer

Lawrence M. Blatt, Ph.D.
Chief Scientific Officer

Williamson Z. Bradford, M.D., Ph.D.
Senior Vice President, Clinical Science and Biometrics

John C. Hodgman
Senior Vice President and Chief Financial Officer

Steven B. Porter, M.D., Ph.D.
Chief Medical Officer

Howard A. Simon, Esq.
Senior Vice President, Human Resources and Corporate Services, Associate General Counsel and Chief Compliance Officer

Robin J. Steele, Esq.
Senior Vice President, General Counsel and Corporate Secretary

board of directors

William R. Ringo*
Chairman of the Board
Senior Vice President of Strategy and Business Development
Pfizer, Inc.

Louis Drapeau
Vice President and Chief Financial Officer
InSite Vision Incorporated

Lars Ekman, M.D., Ph.D.
Executive Vice President and President of Global Research and Development and Director
Elan Corporation

James I. Healy, M.D., Ph.D.
Managing Director and Vice President
Sofinnova Ventures

David S. Kabakoff, Ph.D.
President
Strategy Advisors, LLC

Jonathan S. Leff
Partner
Warburg Pincus LLC

Michael L. Smith*
Former Executive Vice President and Chief Financial Officer
Anthem, Inc.

Daniel G. Welch
President and Chief Executive Officer
InterMune, Inc.

*Service as a board member to be completed effective with the annual stockholders meeting of 2008

annual meeting

The annual stockholders meeting will be held on May 13, 2008, at 10 a.m. at InterMune, Inc., 3280 Bayshore Boulevard, Brisbane, CA 94005

corporate secretary

Robin J. Steele, Esq.
Senior Vice President, General Counsel and Corporate Secretary

independent registered public accounting firm

Ernst & Young LLP
Palo Alto, CA

transfer agent

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
www.bnymellon.com/shareowner/isd
877-854-4572

stock listing

Symbol: ITMN
Stock Exchange: NASDAQ

corporate headquarters

3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
Fax: (415) 466-2300

website

www.intermune.com

investor services

A copy of the company's 2007 Form 10-K, which is filed with the Securities and Exchange Commission, is available for download at www.intermune.com or upon request to:

Investor Relations
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
Phone: (415) 466-2200
www.intermune.com
ir@intermune.com

stockholder information

Since our initial public offering of common stock, $0.001 par value, on March 24, 2000, our common stock has been traded on the NASDAQ Global Select Market under the symbol ITMN. As of February 29, 2008, there were 81 stockholders of record. No cash dividends have been paid to date by us, and we do not anticipate the payment of any dividends in the foreseeable future.

Forward-Looking Statements/Risk Factors

This annual report contains forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934, as amended, that reflect the company's judgment and involve risks and uncertainties as of the date of this report, including without limitation the statements related to anticipated future financial results and product development. All forward-looking statements and other information included in this annual report are based on information available to InterMune as of the date hereof, and InterMune assumes no obligation to update any such forward-looking statements or information. The company's actual results could differ materially from those described in the forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to, those discussed in detail under the heading "Risk Factors" in the most recent annual report issued by InterMune on Form 10-K filed with the SEC on March 14, 2008 (the "Form 10-K") and other periodic reports filed with the SEC, and include the following: (i) the information herein is of a preliminary nature and therefore subject to further adjustment; (ii) risks related to the development of our product and product candidates; (iii) risks related to timely patient enrollment and retention in clinical trials, including the use of third parties to conduct such clinical trials; (iv) risks related to achieving positive clinical trial results; (v) risks related to the uncertain, lengthy and expensive clinical development and regulatory process, including having no unexpected safety, toxicology, clinical or other issues; (vi) reimbursement risks associated with third-party payors; (vii) risks related to whether InterMune is able to obtain, maintain and enforce patents and other intellectual property rights; (viii) risks related to significant regulatory, supply and competitive barriers to entry; (ix) risks related to our collaboration agreement with Roche; (x) the results of the InterMune CAPACITY trials of pirfenidone may differ materially from those of the Shionogi & Co., Ltd. Phase 3 trial of pirfenidone; and (xi) the results as reported by Shionogi concerning their Phase 3 trial may differ materially from those published or presented in a peer-reviewed forum. The risks and other factors discussed above should be considered only in connection with the fully discussed risks and other factors discussed in detail in the Form 10-K and InterMune's other periodic reports filed with the SEC.

InterMune®

corporate headquarters
intermune, inc. 3280 bayshore blvd. brisbane, ca 94005
phone 415.466.2200 / fax 415.466.2300 / www.intermune.com

END